DN
Diebold Nixdorf

2024
ANNUAL REPORT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

Commission file number 1-4879

Diebold Nixdorf, Incorporated

(Exact name of registrant as specified in its charter)

Delaware	34-0183970
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

350 Orchard Avenue NE North Canton Ohio	44720-2556
(Address of principal executive offices)	(Zip Code)

Registrants telephone number, including area code (330)490-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock $0.01 Par Value Per Share	DBD	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-Accelerated Filer	☐
Smaller Reporting Company	☐	Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its managements assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The approximate aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 28, 2024 was $767,464,014.

The number of common shares outstanding as of February 17, 2025 was 37,595,784.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

DOCUMENTS INCORPORATED BY REFERENCE
Portions of Diebold Nixdorf, Incorporated's Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1: BUSINESS
(dollars in millions)

GENERAL

Diebold Nixdorf, Incorporated (collectively with its subsidiaries, the Company) automates, digitizes and transforms the way people bank and shop. The Company is a global market leader in providing mission-critical hardware, software, and services to global blue-chip banking and retail clients. As a partner to the majority of the world's top 100 financial institutions, top 10 global Fortune 500 petroleum companies and top 25 global retailers, the Company's integrated solutions connect digital and physical channels conveniently, securely and efficiently for millions of consumers each day. The Company has a presence in more than 100 countries with approximately 21,000 employees worldwide.

Voluntary Reorganization and Fresh Start Accounting
On August 11, 2023, we emerged from the Restructuring Proceedings described in Note 2 to the consolidated financial statements. As discussed in Note 1 to the consolidated financial statements, upon emergence from the Proceedings, the Company qualified for and adopted fresh start accounting (Fresh Start Accounting), which resulted in the Company becoming a new entity for financial reporting purposes. References to "Predecessor" relate to the consolidated statements of operations for the twelve months ended December 31, 2022 and for the period from January 1, 2023 through and including the adjustments from the application of Fresh Start Accounting on August 11, 2023 (Predecessor Periods). References to "Successor" relate to the consolidated balance sheets of the reorganized Company as of December 31, 2023 and 2024 and the consolidated statements of operations for the period from August 12, 2023 through December 31, 2023 and for the twelve months ended December 31, 2024 (Successor Periods) and are not comparable to the consolidated financial statements of the Predecessor as indicated by the "black line" division in the financial statements and footnote tables, which emphasizes the lack of comparability between amounts presented. The Company's financial results for future periods following the application of Fresh Start Accounting will be different from historical trends and the differences may be material.

For a more detailed discussion of the Restructuring Proceedings, see Note 2 to the consolidated financial statements.

Strategy
The Company seeks to continually enhance the consumer experience at bank and retail locations while simultaneously streamlining cost structures and business processes through the smart integration of hardware, software and services. The Company partners with other leading technology companies and regularly refines its research and development (R&D) spend to support a better transaction experience for consumers.

Operational Priorities
The Company is establishing foundational priorities to support its business for the current environment and beyond. The Company is committed to a journey of continuous improvement, focusing on key processes to continuously deliver customer value, driven by four elements:

- People;
- Profitable Revenue Growth;
- Margin Expansion; and
- Free Cash Flow Conversion.

These changes have allowed us to deliver innovative, industry-leading products while providing superior services to our diverse customer base.

People
Through trust, transparency and a shared commitment to excellence, the Company strives to attract, develop and retain exceptional people. It is focused on creating leading-edge products, delivering world-class service and committing to employee engagement to deliver on key objectives.

A strong team drives profitable revenue growth by winning new customers, increasing the Company's wallet share with existing customers, and accelerating growth through innovation with crisp commercial execution.

Profitable revenue growth
We are focused on accelerating revenue growth by leveraging our DN Series innovation combined with improved commercial execution, which includes winning new customers, increasing wallet share, accelerating growth through innovation and executing on the R&D technology pipeline to maintain technology leadership. Our Banking segment revenue declined approximately 4.4% for the three months ended December 31, 2024 compared to the three months ended December 31, 2023 due to refresh activity and the adoption of cash recycling. Our Retail segment declined approximately 5.3% for the three months ended December 31, 2024 compared to the three months ended December 31, 2023. The decline was largely due to product market headwinds following years of increased investment in self-service solutions following the COVID-19 pandemic.

Retail Services has remained resilient due largely to SCO contract base growth. We also seek to grow our revenue by executing on a R&D technology pipeline to innovate for customers and maintain technology leadership.

Margin expansion
We are taking steps to enhance our profit margins while simultaneously improving customer service levels. DN is in the initial stages of its continuous improvement and lean journey, which management expects to drive improved profitability and execution. Product margin efficiencies are expected to be driven by increased production efficiency, reduced component costs, and lower inbound / outbound logistics costs. Services margin expansion is expected to be a function of restoring basic daily / weekly operating discipline, optimizing tech coverage model, implementing Oracle Field Services, improving spare parts management, as well as addressing revenue leakage.

Free cash flow conversion
We endeavor to improve free cash flow conversion, which we define as free cash flow as a percentage of Adjusted EBITDA, through one or more of the following: EBITDA growth, lower interest expense, increased working capital efficiency, and a reduction in professional fees.

Services and Product Solutions
The Company offers a broad portfolio of solutions designed to automate, digitize and transform the way people bank and shop. As a result, the Company's operating structure is focused on its two customer segments — Banking and Retail. Leveraging a broad portfolio of solutions, the Company offers customers the flexibility to purchase combinations of services, software and products that drive the most value to their business.

Banking
The Company provides integrated solutions for financial institutions of all sizes designed to help drive operational efficiencies, differentiate the consumer experience, grow revenue and manage risk.

Services
Our Banking segment offers services such as the operation of integrated core components to maximize security and drive efficient operations for monitoring and cash management; implementation services; maintenance and availability services; managed services; cash and branch automation services; our AllConnect Data Engine, which provides data driven intelligence; and our Transaction Middleware, which is an adaptable cloud-native transaction processing platform.

Services represents our largest operational component by revenue and includes product-related services, implementation services and managed services. Product-related services incidents are managed through remote service capabilities or an on-site visit. The portfolio includes contracted maintenance, preventive maintenance, "on-demand" maintenance and total implementation services. Implementation services help our customers effectively respond to changing customer demands and includes scalable solutions based on globally standardized processes and tools, a single point of contact and reliable local expertise. Managed services and outsourcing consist of managing the end-to-end business processes and technology integration. Our integrated business solutions include self-service fleet management, branch life-cycle management, ATM as-a-service capabilities, cash cycle management, end-to-end security and transaction management.

Data intelligence powers our service model. We leverage artificial intelligence (AI) to enable faster incident resolution by automating diagnoses and recommending solutions, and we use AI to conduct preventive maintenance risk reduction. Our knowledge base is accessible by all technicians via an application.

Furthermore, our advisory services team collaborates with customers to refine the end-user experience, improve business processes, refine existing staffing models and deploy technology to automate both branches and stores.

Products
The Banking portfolio of products consists of cash recyclers and dispensers, teller automation and advanced kiosk technologies. As financial institutions seek to expand their self-service transaction set and reduce operating costs by shrinking their physical branch footprint, we offer the DN Series® family of self-service solutions.

DN Series products are the culmination of several years of investment in consumer research, design and engineering resources. The DN Series addresses all branch transformation needs and various cash ecosystems, from cash heavy to cash light.

The DN Series ATMs use sensor technology, combined with our latest cloud-based analytics platform, the AllConnect Data Engine, to provide customers with higher performance levels and increased uptime. The DN Series features IoT-enabled data points, which collect and send information to a cloud-based system. Intelligent processing is then applied to that data and a root-cause analysis is conducted to quickly identify and resolve issues before they occur.

The DN Series modular and upgradeable design is the most compact in the industry but has up to 50% higher cassette capacity compared to legacy technology to allow for more notes to be processed, offering a compelling value proposition to our customers.

DN Series Cash Recyclers reduce cash handling and cash management related costs by automating all aspects of the cash management process. DN Series Cash Recyclers provide key benefits across branches and ATMs, including reducing necessary cash-in-transit visits, improving the usability rate of cash, and providing better transparency regarding cash positions and amounts, while providing higher customer satisfaction and uptime. Combined with DN Series Teller Automation devices, the result is a closed loop cash ecosystem at the branch.

The DN Series features the latest cash recycling technology, enabling the ATMs to dispense cash deposited by consumers instead of only from cash supplied by the financial institution, reducing the time and expense associated with replenishing cash inventory.

We are committed to innovation as evidenced by our recently introduced DN Teller Cash Recycler and DN Dual Tower Recycler. The DN Teller Cash Recycler leverages our industry leading cash recycling technology to support comprehensive automation across the entire cash ecosystem at the bank branch. The DN Dual Tower Recycler features the highest cash / note capacity in the market, thereby lowering the cost of managing cash in high cash usage markets.

Software
The Company's DN Vynamic software is an end-to-end software portfolio designed to simplify and enhance the consumer experience. This platform is cloud-native, provides new capabilities and supports advanced transactions via open application program interface (API). In addition, the Company's software suite simplifies operations by eliminating the traditional focus on internal silos and enabling inter-connected partnerships between financial institutions and payment providers. Through its open approach, DN Vynamic enables new levels of connectivity, integration, and interoperability. The Company's software suite provides a shared analytic and transaction engine.

Important enablers of our software offerings are the professional service employees who provide systems integration, customization, project management and consulting in order to provide a fully integrated and harmonized solution for banks.

Key Value Drivers
- Our DN Series recyclers are replacing legacy ATMs, as the lack of integration between branch and ATM cash ecosystems are driving redundancies and inefficiencies.
- Managed ATM services are a growing portion of our business as financial institutions are increasingly outsourcing management of ATM fleets, cost efficiency, compliance, security and delivering against evolving consumer needs.
- We are strategically targeting growth markets, where there is significant cash usage or opportunity to replace legacy ATMs.
- We are intensely focused on optimizing the operations / margins via our Continuous Improvement and Lean initiatives.

Retail
The Company's comprehensive suite of retail solutions, software and services improves the checkout process for retailers while enhancing shopping experiences for consumers. We employ a consultative approach intensely focused on creating seamless customer journeys across the omni-channel.

We maintain strong partnerships with retailers across Europe as a retail systems provider for a list of clients that includes 24 of the top 25 European retailers. Seven of the top ten Global Fortune 500 petroleum companies are our customers. As of December 31, 2024, we were number one in terms of electronic point-of-sale (EPOS) and self-checkout (SCO) shipments in Europe and number two globally according to RBR, with approximately 110,000 SCO installed base units globally.

Services
Our AllConnect Services for retailers includes maintenance and availability services to continuously optimize the performance and total cost of ownership of retail touchpoints, such as checkout, self-service and mobile devices, as well as critical store infrastructure. The Retail services portfolio includes: implementation services to expand, modernize or upgrade store concepts and enable standardized implementation with localized expertise; maintenance and availability services for on-site incident resolution and restoration of multivendor solutions; support services for on-demand service desk support; managed self-service for remote monitoring of stationary and mobile endpoint hardware and multivendor software and planned software deployments and data moves; and professional services for global integration of the suite's capabilities. As a single point of contact, service personnel plan and supervise store openings, renewals and transformation projects, with attention to local details and customers' global IT infrastructure. Furthermore, we serve as a system integrator for many third-party technology products / peripherals across the broader store IT landscape via our implementation services solutions.

Our remote services provide incident handling through proactive detection and remote resolution and a single point of contact for multivendor support. Our predictive remote services enable the monitoring of resiliency and solution expert consultation and use AI to collect real-time insights from tens of thousands of devices globally and predict downtime risks and solve issues before they occur. Our smart local services include field operations focused on both break-and-fix services and preventive maintenance. The break-and-fix services are coordinated through remote services. We use AI prediction to conduct preventive maintenance risk reduction and advanced call diagnostics to improve our first time fix rate.

Products
The retail product portfolio includes both modular and integrated, "all-in-one" POS as well as self-service solutions such as SCO and self-service kiosks that address changing consumer shopping journeys, as well as retailers' and store staff's automation requirements. Supplementing the product portfolio is a broad range of peripherals, including printers, scales and mobile scanners. Additionally, our retail software solutions are inclusive of a cloud native software platform, which is hardware agnostic and multivendor capable.

Our EPOS and our self-service solutions (SCO and kiosk) address the shift to low-touch retail solutions and software-driven digital journeys. The COVID-19 pandemic accelerated demand for SCOs with a shift to self-service as the prominent checkout format.

Our retail product portfolio includes flexible and modular SCO products and interactive self-ordering kiosks that facilitate a seamless and efficient transaction experience. In 2023, the Company introduced the DN Series™ EASY ONE, the newest member of its DN Series EASY family of self-service solutions. The DN Series EASY ONE is a revolutionary checkout platform built to transform the assisted and self-service shopping experiences, improve store efficiency and reduce retailer total cost of ownership. Designed for retail environments where maximum flexibility is required, the DN Series EASY ONE can be configured for assisted, semi-assisted or full self-service checkout while offering tremendous options for peripherals and mounting. The DN Series EASY MAX Kiosk automates routine tasks and in-store transactions, offers order-taking abilities, particularly at quick service restaurants (QSRs) and fast casual restaurants and presents functionality that furthers store automation and digitalization. DN Series EASY self-checkout solutions provide higher uptime and reduced costs through remote monitoring of hardware and software and have the flexibility to integrate with heterogenous or industry-standard software.

Our POS system, the BEETLE branded family of solutions, allows our retail clients to adapt to today's ever-changing technological environment. The all-in-one POS offering provides our retail clients with a "retail-hardened" design and cutting-edge innovation, all in a simple touchscreen enabled design. Our modular POS system can be adapted to a wide range of performance levels and other requirements to match our customers' needs.

The Company is a market leader in supplying self-service solutions (SCO and self-service kiosks) with a variety of solutions to meet specific customer needs. SCOs and kiosks are used in a wide array of industries, including fuel, convenience, grocery, retail, restaurant and hospitality. Our self-service kiosks automate routine tasks and in-store transactions, including order-taking at quick service restaurants / fast casual restaurants, product information displays and ticket sales, and present functionality that furthers store automation and digitalization. By automating routine tasks, retailers are able to redeploy resources to offer an improved in-store experience to customers.

Software
Our DN Vynamic software is an open, unified commerce platform to digitize and connect consumer journeys, retail stores and back-office operations in a scalable and efficient way. Some of the DN Vynamic portfolio are geared for specific industries such as the fuel, convenience, specialty, fashion and grocery industries. Other Vynamic portfolio platforms were developed for specific purposes, such as digital receipts, mass and personalized rewards, data analytics and visualization and fiscal and legal requirements.

Our DN Vynamic software suite for retailers provides a comprehensive, modular and open solution to enable critical business processes ranging from in-store check-out to connecting transaction baskets across multiple channels that improve end-to-end store processes and facilitate continuous consumer engagements in support of a digital ecosystem. This includes click & collect, reserve & collect, in-store ordering and return-to-store processes across the retailers' physical and digital sales channels. The suite also includes the following products: Vynamic POS for transaction handling; Vynamic Digital for mobile solutions; Vynamic Engage for loyalty solutions; Vynamic Retail Platform, a cloud-based, open retailing commerce platform; Vynamic Personal Shopper for personalized mobile shopping experiences; and Vynamic Self-Service, a self-service application for diverse operating systems.

Our Vynamic Self-Service suite has also harnessed the power of AI to reduce friction and minimize shrink loss. Vynamic Smart Vision, our AI-enabled software, is designed to prevent the most common sources of loss at self-service and traditional POS checkouts. The Fresh Produce Recognition feature uses AI to check the scanning area, identify the type of produce item and display the result. The Age Verification feature uses AI to analyze age thresholds and identify customer's age by an algorithm. The Shrink Reduction feature uses AI to check the scanning area and identify suspicious behavior and fraud attempts.

Key Value Drivers
- Our EPOS and SCO products address the shift to low-touch retail solutions and software-driven digital journeys. The COVID-19 pandemic accelerated demand for SCOs with a shift to self-service as the prominent checkout format.
- Our DN Vynamic retail platform is connecting consumer journeys, retail stores and back-office operations in a scalable and efficient way.

- We are capitalizing on the need to solve the most common sources of loss / friction at self-service and traditional POS checkouts through our AI-enabled software, which is designed to prevent shrink, age-restricted sales, product identification, etc.
- We believe we have an opportunity to expand penetration in North America – beyond what has traditionally been a European-focused footprint.

COMPETITION

The Company competes with global, regional and local competitors to provide technology solutions for financial institutions and retailers. The Company differentiates its offerings by providing a wide range of dynamic solutions that leverage innovations in advanced security, biometric authentication, AI, mobile connectivity, contactless transactions, cloud computing and Internet of Things (IoT).

Competitors in the self-service banking market include NCR Atleos, Hyosung TNS, GRG Banking Equipment, Glory Global Solutions, Hitachi CS, Oki Data and Triton Systems, as well as a number of local manufacturing and service providers.

In the self-service software market, the Company, in addition to the key hardware players, competes with several companies like KAL, Fiserv, Auriga SPA, ESQ Data Solutions and with the internal software development teams of banks (proprietary software).

In the retail market, the Company helps retailers transform their stores to a consumer-centric approach by providing POS, advanced self-service solutions, retail cloud software and services. The Company competes with key players like NCR Voyix plus other technology firms such as Toshiba and Fujitsu, and specialized software players such as GK Software, Oracle, Aptos, PDI and PCMS. Many retailers also work with proprietary software solutions.

For its services offerings, the Company perceives competition to be fragmented, especially in the product-related services segment. While other manufacturers provide basic levels of product support, the competition also includes local and regional third-party providers. With respect to higher-value managed services, the Company competes with large global hardware manufacturers and IT service providers in the Banking and Retail areas.

OPERATIONS

The Company's operating results and the amount and timing of revenue are affected by numerous factors, including supply chain, production schedules, customer priorities, sales volume and mix. During the past several years, the Company has honed its offerings to become a total solutions provider. As a result of the emphasis on services and software, the nature of the Company's workforce is changing and requires new skill sets in areas such as:

- advanced security and compliance measures;
- advanced sensors;
- IoT;
- modern field services operations;
- cloud computing;
- analytics;
- AI; and
- as-a-service expertise.

The principal raw materials used by the Company in its manufacturing operations are steel, plastics, electronic parts and components and spare parts, which are purchased from various major suppliers.

The Company carries working capital mainly related to trade receivables and inventories. Inventories generally are manufactured or purchased as orders are received from customers. The Company's customary payment terms typically range from 30 to 90 days from date of invoice. The Company generally does not offer extended payment terms. The Company also provides, in limited circumstances, financing arrangements to customers that are largely classified and accounted for as sales-type leases.

HUMAN CAPITAL MANAGEMENT

We are a world leader in automating, digitizing, and transforming the way people bank and shop. However, we would not be in that position without our employees, one of our most valuable assets. Diebold Nixdorf is improving the employee experience by leveraging best practices and investing in the tools necessary to develop and reward talent across the Company.

Employee Profile
As of December 31, 2024, we employed approximately 21,000 associates globally supporting more than 100 countries.

Culture
We govern our actions by our shared values: Accountability, Collaboration, Decisiveness, a Sense of Urgency and a Willingness to Change. Our values help employees feel appreciated, involved, connected, and that they have equal opportunity to succeed. We continue to build our culture through our employee resource groups, volunteer initiatives in local communities, robust internal communications, learning and development offerings and a well-defined performance management process.

The Company is committed to fostering a culture where everyone is accepted, valued, supported and encouraged to thrive. We value the different experiences and solutions our communities bring to the Company, and we believe these perspectives have a positive impact on how we innovate and grow. In 2024, we continued to support employee resource groups, including Women @ DN, Veterans @ DN, Pride @ DN, Parents @ DN, Multi-Cultural Connections and others. We continue to improve our workforce and their ability to succeed in their work and personal lives through our training, leadership development and benefit offerings, among other efforts. We believe this approach will not only promote innovation and growth but will also strengthen our relationships with our customers and communities spanning more than 100 countries.

Employee Engagement
We have invested in our internal communications resources to better engage our employees. We have an internal intranet, called The Exchange, to keep employees informed about key changes to our business, new product launches and progress on strategic initiatives. In 2024, we continued to conduct our global employee experience survey to monitor and improve our employee engagement.

Talent
To maintain a competitive workforce, the Company is evolving and enhancing how we train, identify and promote key talent. Additionally, the Company has continually improved and standardized our employee review process – encouraging regular performance reviews and feedback that will set clear expectations, motivate employees and reinforce the connection between pay and performance. We offer talent review, succession planning, and individual development plan capabilities across the globe.

Health, Safety and Wellness
We are committed to providing a safe environment for all of our employees that not only protects them from injury and illness but allows them to perform their work in a respectful and inclusive workplace. Frequent, job-based training ensures that employees understand how to perform their functions properly to avoid injury to themselves and others with the goal of each employee ending their workday safely. Additionally, we constantly evaluate our programs and health care offerings to enhance the well-being of our employees and their families. In our product offerings, we follow international standards and regulations for product safety and security. Our Design-For-Quality approach covers R&D Quality, Manufacturing Quality and Supplier Quality and performs various tests to ensure Product Safety and Security.

Compensation
Our compensation program is designed to attract and retain employees and to maintain a strong pay for performance culture. We regularly assess the current business environment and labor market to ensure our compensation programs reflect current best practices. We benchmark and set pay ranges based on market data for our jobs. We believe that these practices will help to motivate and engage our broader base of employees resulting in sustained increases in shareholder value and reflects our compensation philosophy in aligning long-term pay and performance.

PRODUCT BACKLOG

The Company's product backlog was approximately $800 and $1,100 as of December 31, 2024 and 2023, respectively. The backlog generally includes orders estimated or projected to be shipped or installed within 18 months. Although the Company believes the orders included in the backlog are firm and are sometimes paid in advance, some orders may be canceled by customers without penalty, and the Company may elect to permit cancellation of orders without penalty where management believes it is in the Company's best interests to do so. Historically, the Company has not experienced significant cancellations within its product backlog. Additionally, over 50 percent of the Company's revenues are derived from its service business, for which backlog information is not measured. Therefore, the Company does not believe that its product backlog, as of any particular date, is necessarily indicative of revenues for any future period.

INTELLECTUAL PROPERTY

The Company owns patents, trademarks, copyrights, and licenses relating to its products and services across the globe. While the Company regards these as items of importance, it does not deem its business as a whole, or any industry segment, to be materially dependent upon any one item or group of items.

Some of the trademarks we own include: Diebold Nixdorf®, the "DN" logo, DN AllConnect Services®, DN Series® and Vynamic®. We also own or have the rights to copyrights that protect the content of our software products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to elsewhere in this annual report on Form 10-K are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks.

The Company intends to protect and defend its intellectual property, including pursuit of infringing third parties for damages and other appropriate remedies.

GOVERNMENT REGULATION

As a company with global operations, we are subject to complex foreign and U.S. laws and regulations, including trade regulations, tariffs, import and export regulations, anti-bribery and corruption laws, antitrust or competition laws, data privacy laws, such as the EU General Data Protection Regulation (the GDPR), and environmental regulations, among others. We have policies and procedures in place to promote compliance with these laws and regulations. Notwithstanding their complexity, our compliance with these laws and regulations, including environmental regulations, generally, does not, and is not expected to, have a material effect on our capital expenditures, earnings or competitive position. Government regulations are subject to change, and accordingly we are unable to assess the possible effect of compliance with future requirements or whether our compliance with such regulations will materially impact our business in the future.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Refer to Item 10 of this annual report on Form 10-K for information on the Company's executive officers, which is incorporated herein by reference.

AVAILABLE INFORMATION

The Company uses its Investor Relations web site, http://investors.dieboldnixdorf.com, as a channel for routine distribution of important information, including stock information, news releases, investor presentations and financial information. The Company posts filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC), including its annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K; its proxy statements; registration statements; and any amendments to those reports or statements. All such postings and filings are available on the Company's Investor Relations web site free of charge. In addition, this web site allows investors and other interested persons to sign up to automatically receive e-mail alerts when the Company posts news releases and financial information on its web site. Investors and other interested persons can also follow the Company on X (formerly known as Twitter) at http://x.com/dieboldnixdorf. The content on any web site referred to in this annual report on Form 10-K is not incorporated by reference into this annual report unless expressly noted.

ITEM 1A: RISK FACTORS
(dollars and euros in millions, except for per share values)

The following are certain risk factors that could affect the Company's business, financial condition, operating results and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this annual report on Form 10-K because they could cause actual results to differ materially from those expressed in any forward-looking statement. The risk factors highlighted below are not the only ones the Company faces. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Readers should not interpret the disclosure of any risk factor to imply that the risk has not already materialized. If any of these events actually occur, the Company's business, financial condition, operating results or cash flows could be negatively affected.

The Company cautions the reader to keep these risk factors in mind and refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this annual report on Form 10-K.

Strategic and Operational Risks.

New service and product developments may be unsuccessful. The Company is constantly looking to develop new services and products that complement or leverage its core competencies and expand its business potential. For example, the Company launched its DN Series banking solutions portfolio in 2019, its DN Series EASY family of retail checkout solutions in 2020, its EV charging stations services in 2021 and its DN Series™ EASY ONE checkout platform in 2023. The Company makes significant investments in service and product technologies and anticipates expending significant resources for new cloud software, digitally enabled services and product development over the next several years. There can be no assurance that the Company's service and product development efforts will be successful, that the roll out of any new services and products will be timely, that the customer certification process for any new products will be completed on the anticipated timeline, that it will be able to successfully market these services and products, or that margins generated from sales of these services and products will recover costs of development efforts.

The Company may not be successful executing on its digitally enabled hardware, services and software strategy. As part of its broader business strategy, the Company is delivering digitally enabled hardware, services and software to its customers to address their evolving demand for greater flexibility and optionality to meet the demands of the market, drive improvement to performance levels and provide a more scalable cost structure. The Company's digital strategy extends to its own internal capabilities, as well, to ensure the Company becomes more efficient and delivers better capabilities to its employees. The Company is deploying digital tools across functional areas of its business to enhance its operating efficiency through the use of cloud-based applications, self-service portals and automation. Executing on a digitally enabled strategy presents risks and challenges to both the Company and its customers, and there can be no assurances that the Company will be successful in its endeavors.

The Company may not be able to generate sufficient cash flows to fund its operations and make adequate capital investments. The Company's cash flows from operations depend primarily on sales and service margins. To develop new service and product technologies, support future growth, achieve operating efficiencies and maintain service and product quality, the Company has made and must continue to make significant capital investments in lean manufacturing technology, facilities and capital equipment, R&D, and service and product technology. In addition to cash provided from operations, the Company has from time to time utilized external sources of financing. Depending upon general market conditions or other factors, the Company may not be able to generate sufficient cash flows to fund its operations and make adequate capital investments, either in whole or in part. In addition, any tightening of the credit markets may limit the Company's ability to obtain alternative sources of cash to fund its operations.

The benefits of the Company's continuous improvement programs and other cost savings plans may not be fully realized or sustainable. The Company's operations strategy includes continuous improvement programs and implementation of lean manufacturing tools across all facilities to achieve cost savings and increased performance. Further, the Company has and may continue to initiate restructuring actions designed to improve future profitability and competitiveness. The cost savings that the Company anticipates from these initiatives may not be achieved on schedule or at the level anticipated. If the Company is unable to realize these anticipated savings, its operating results and financial condition may be adversely affected. While the Company achieved significant savings from its DN Now initiatives that concluded in 2021, as well as from the incremental $150.0 plus cost savings plan which commenced in 2022 and concluded in the fourth quarter of 2023, these savings may not be sustainable, which may adversely affect its operating results and cash flow. The Company's initiatives consisted of a number of work streams designed to improve operational efficiency and sustainably increase profits and cash flows. Although the Company achieved a substantial amount of annual cost savings through 2023, it may be unable to sustain the annual cost savings from the work streams that it has previously implemented, and its results of operations and cash flows may be adversely affected.

Risks Related to Our Multi-National Business Operations.

Because the Company's operations are conducted worldwide, they are affected by risks of doing business abroad. The Company generates a significant percentage of revenue from operations conducted outside the United States. In 2024, revenue from international operations amounted to approximately 75% percent of total revenue.

Accordingly, international operations are subject to the risks of doing business abroad, including, among other things, the following:

- fluctuations in currency exchange rates, particularly in EMEA (primarily the euro), United Kingdom (pound sterling), Mexico (peso), Thailand (baht) and Brazil (real);
- transportation and supply chain delays and interruptions;
- geopolitical and economic instability and disruptions, including the impact of trade agreements;
- the failure of foreign governments to abide by international agreements and treaties;
- restrictions on the transfer of funds and capital controls;
- the imposition of duties, tariffs and other taxes;
- sanctions and import and export controls;
- changes in governmental policies and regulatory environments;
- ensuring the Company's compliance with U.S. laws and regulations and applicable laws and regulations in other jurisdictions, including the Foreign Corrupt Practices Act (FCPA) and the U.K. Bribery Act;
- ensuring compliance with anti-trust laws and regulations;
- increasingly complex laws and regulations concerning privacy and data security, including the GDPR;
- labor unrest and current and changing regulatory environments;
- the uncertainty of product acceptance by different cultures;
- the risks of divergent business expectations or cultural incompatibility inherent in establishing strategic partnerships with foreign partners;
- difficulties in staffing and managing multi-national operations;
- limitations on the ability to enforce legal rights and remedies;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences, including repatriation of profits; and
- disruptions in our business, or the businesses of our suppliers or customers, due to cybersecurity incidents, terrorist activity, armed conflict, war, public health concerns, fires or other natural disasters.

Any of these events could have an adverse effect on the Company's international operations by reducing the demand for its services and products or decreasing the prices at which it can sell its services and products, thereby adversely affecting its financial condition or operating results. The Company may not be able to continue to operate in compliance with applicable laws, sanctions, customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which it may be subject. In addition, these laws or regulations may be modified in the future, and the Company may not be able to operate in compliance with those modifications.

Significant developments from recent and potential changes in U.S. trade policies, trade policies of other countries, or the issuance of sanctions forbidding or restricting trade where the Company has operations could have a material adverse effect on the Company and its financial condition and results of operations. Tariffs, and other governmental action relating to international trade agreements or policies, the adoption and expansion of trade restrictions, the requirement for licenses or the occurrence of a trade war, may adversely impact demand for the Company's products, costs, customers, suppliers and/or the U.S. economy or certain sectors thereof or may adversely impact the Company's ability to select a preferred supplier and, as a result, adversely impact its business.

The U.S. government may renegotiate, or potentially terminate, existing bilateral or multi-lateral trade agreements and treaties with foreign countries, including countries such as China. The Company manufactures certain of its products in China and has joint ventures with Chinese entities. On March 2, 2023, the U.S. Department of Commerce updated the Export Administration Regulation (EAR) list to include a Chinese entity that is the parent of one of the Company's joint venture partners. In the future, if the EAR list is updated and any joint ventures to which the Company is a partner or any partner in the joint venture becomes subject to the export regulations, the Company's ability to ship U.S.-origin goods may adversely affect the Company's ability to manufacture products.

Additional tariffs may cause the Company to increase prices to its customers, which may reduce demand, or, if it is unable to increase prices, result in lowering its margin on products sold. Furthermore, the Company's global operations, including in China, subject it to sanctions and laws in the countries where it trades and to U.S. sanctions.

It remains unclear what the United States or foreign governments will or will not do with respect to sanctions, tariffs, international trade agreements and policies on a short-term or long-term basis. The implementation of more restrictive trade policies, including the imposition of further tariffs in connection with the Trump administration in the United States, and retaliatory tariffs in response thereto, or the renegotiation of existing trade agreements with the United States or countries where we sell our products and services, procure materials incorporated into our products, manufacture products or recruit and employ employees, could have a material adverse effect on our business, results of operations and financial condition.

Economic Risks and Market Contingencies.

The proliferation of payment options other than cash, including credit cards, debit cards, store-valued cards and mobile payment options could result in a reduced need for cash in the marketplace and a resulting decline in the usage of ATMs. The

United States, Europe and other developed markets have seen a shift in consumer payment trends since the late 1990's, with more customers now opting for electronic forms of payment, such as credit cards and debit cards, for their in-store purchases over traditional paper-based forms of payment, such as cash and checks. The COVID-19 pandemic accelerated consumer transition towards non-cash payment alternatives driving an increase in digital, mobile and contactless payment methods. Additionally, some merchants offer free cash back at the POS for customers that utilize debit cards for their purchases, thus providing an additional incentive for consumers to use these cards. The continued growth in electronic payment methods could result in a reduced need for cash in the marketplace and ultimately, a decline in the usage of ATMs. New payment technology and adoption of mobile payment technology, digital currencies such as Bitcoin, or other new payment method preferences by consumers could further reduce the general population's need or demand for cash and negatively impact sales of ATMs and selected products, services and software.

The Company's business may be affected by general economic conditions, cyclicality and uncertainty and could be adversely affected during economic downturns. Demand for the Company's services and products is affected by general economic conditions and the business conditions of the industries in which it sells its services and products. The business of most of the Company's customers, particularly its financial institution and retail customers, is, to varying degrees, cyclical and has historically experienced periodic downturns. Under difficult economic conditions, customers may seek to reduce discretionary spending by forgoing purchases of the Company's services and products. This risk is magnified for capital goods purchases such as ATMs, retail systems and physical security products. In addition, downturns in the Company's customers' industries, even during periods of strong general economic conditions, could adversely affect the demand for the Company's services and products, and its sales and operating results.

In particular, economic difficulties in certain global markets have led to an economic recession in certain markets in which the Company operates. As a result of these difficulties and other factors, including new or increased regulatory burdens, financial institutions and retail customers have failed and may continue to fail, resulting in a loss of current or potential customers, or deferred or canceled orders, including orders previously placed. Any customer deferrals or cancellations could materially affect the Company's sales and operating results.

Increased energy, raw material and labor costs could reduce the Company's operating results. Energy prices, particularly petroleum prices, and raw materials (e.g., steel) are cost drivers for the Company's business. In recent years, the price of petroleum has been highly volatile, particularly due to the unstable political conditions in the Middle East and increasing international demand from emerging markets. Price increases in fuel and electricity costs, such as those increases that may occur from climate change legislation or other environmental mandates, may continue to increase cost of operations and affect the Company's ability to operate in specific markets. Any increase in the costs of energy would also increase the Company's transportation costs.

The primary raw materials in the Company's services, software and systems solutions are steel, plastics, and electronic parts and components. The majority of raw materials are purchased from various local, regional and global suppliers pursuant to supply contracts. These suppliers, particularly those of electric components serve many large customers across several industries. The price of these materials can fluctuate under the supply contracts in tandem with the pricing of raw materials, which are increasing due to inflationary pressures. Current price increases in steel and resin are being mitigated by long-term contracts and joint work with suppliers on general productivity improvement and supply chain optimization. Most supplier agreements include long-term productivity improvements that serve as the basis for absorbing the potential raw materials increases.

The Company cannot assure that its labor costs going forward will remain competitive or will not increase, including as a result of the current high inflation environment and the competitive environment for labor. In the future, the Company's labor agreements may be amended, or become amendable, and new agreements could have terms with higher labor costs. In addition, labor costs may increase in connection with the Company's growth. The Company may also become subject to collective bargaining agreements in the future in the event that non-unionized workers may unionize.

Risks Related to Competition.

The Company faces competition in global markets that could adversely affect its sales and financial condition. All phases of the Company's business are highly competitive. Some of its services and products are in direct competition with similar or alternative services or products provided by its competitors. The Company encounters competition in price, delivery, service, performance, product innovation, product recognition and quality. In a number of international markets in each region where the Company operates, it faces substantial competition from local service providers that offer competing services and products.

Local providers of competing services and products may also have a substantial advantage in attracting customers in their countries due to more established branding in that country, greater knowledge with respect to the tastes and preferences of customers residing in that country and/or their focus on a single market. In addition, some of these companies may have a dominant market share in their territories and may be owned by local stakeholders. Because of the potential for consolidation in any market, the Company's competitors may become larger, which could make them more efficient and permit them to be more price-competitive. Increased size could also permit them to operate in wider geographic areas and enhance their abilities in other areas such as R&D and customer service.

The Company expects that its competitors will continue to develop and introduce new and enhanced services and products. This could cause a decline in market acceptance of the Company's services and products or result in the loss of major customers. In addition, the Company's competitors could cause a reduction in the prices for some of its services and products as a result of intensified price competition. Also, the Company may be unable to effectively anticipate and react to new entrants in the marketplace competing with its services and products.

As a U.S.-based multi-national corporation, the Company must ensure its compliance with both U.S. and foreign regulatory requirements, while local competitors only need to observe applicable regional, national or local laws that may be less onerous. An inability to compete successfully could have an adverse effect on the Company's operating results, financial condition and cash flows in any given period.

Data Privacy, Cybersecurity and Artificial Intelligence Risks.

Cybersecurity incidents or vulnerabilities could disrupt the Company's internal operations or services provided to customers, which could adversely affect revenue, increase costs, and harm its reputation, customer relationships, and stock price. To reduce these risks, the Company has programs and measures in place designed to detect and help safeguard against cybersecurity attacks. Although we have implemented cybersecurity measures designed to detect and limit the risk of unauthorized access to our systems and acquisition of, loss, modification of, use, access to, or disclosure of our data, threat actors are using evolving, sophisticated, and ever-changing techniques to obtain unauthorized access to systems and data. The types and motivations of threat actors that may attempt to access our systems also are evolving and expanding, and include sophisticated nation-state sponsored and organized cyber-criminals, who are targeting the financial services and manufacturing industries. Our position as a product and solution provider to the financial services industry may cause an attacker to attempt to infiltrate our systems in order to carry out supply chain attacks against the industry. As a result, the risk of cyberattack is increasing. An attack, disruption, intrusion, denial of service, theft or other data or cybersecurity incident (such as phishing attack, virus, ransomware, or other malware installation), or an inadvertent act by an employee or contractor, could result in unauthorized access to, acquisition of, loss, disclosure, or modification of, our systems, products, and data (or our third-party service provider's systems, products, and data), which may result in operational disruption, loss of business, claims (including by customers, financial institutions, cardholders, and consumers), costs and reputational harm that could negatively affect our operating results. The Company could incur significant expenses in investigating and addressing cybersecurity incidents, including the expenses of deploying additional personnel, enhancing or implementing additional protection measures, training employees or hiring consultants, and such incidents could divert the attention of our management and key personnel from our business operations. Further, remedial measures may later prove inadequate to prevent or reduce the impact of new or emerging threats. The Company may face regulatory investigations or litigation relating to cybersecurity incidents, which may be costly to defend and which, if successful, may require the Company to pay damages and fines, incur expenses to comply with consent orders or injunctions, and/or change its business practices. The Company also is subject to risks associated with cyberattacks involving our own supply chain. We may also detect, or may receive notice from third parties (including governmental agencies and those in our supply chain) of potential vulnerabilities in our information technology systems, our products, or third-party products used in conjunction with our products. Even if these potential vulnerabilities do not affect our products, services, data, or systems, their existence or claimed existence could adversely affect customer confidence and our reputation in the marketplace, causing us to lose existing or potential customers. To the extent such vulnerabilities require remediation, such remedial measures could require significant resources, may not be implemented before such vulnerabilities are exploited, and may not prevent or reduce the risk. As the cybersecurity landscape evolves, we may also find it necessary to make significant further investments to protect data and infrastructure. We maintain cybersecurity insurance intended to cover some of these risks, but this insurance may not be sufficient to cover all of our losses from future cybersecurity incidents the Company may experience.

We have experienced cybersecurity incidents in the past, but none of these incidents, individually or in the aggregate, has had a material adverse effect on our business, reputation, operations or products. The Company routinely investigates security events that may or may not turn into a cybersecurity incident. We have in place various information technology protections designed to detect and reduce cybersecurity incidents, although there can be no assurance that our protections will be successful. The Company also regularly evaluates its protections against cybersecurity incidents, including through self-assessments and third-party assessments, and takes steps to enhance those protections in response to specific threats and as part of the Company's information security program. There can be no assurance, however, that the Company will be able to prevent, reduce the risk of, or remediate all future cybersecurity incidents or that the cost associated with responding to any such incident or impact of such incident will not be significant or material.

Portions of the Company's IT infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. The Company may not be successful in implementing new systems, and transitioning data and other aspects of the process could be expensive, time consuming, disruptive and resource-intensive. Such disruptions could adversely impact the ability to fulfill orders, service customers and interrupt other processes and, in addition, could adversely impact the Company's ability to maintain effective internal control over financial reporting. Delayed sales, lower margins, lost customers or diminished investor confidence resulting from these disruptions could adversely affect the Company's financial results, stock price and reputation.

The Company's actual or perceived failure to comply with increasing and increasingly stringent laws, regulations and contractual obligations relating to privacy, data protection and information security could harm the Company's reputation, subject the Company to significant fines and liability or loss of business, and decrease demand for the Company's services. The Company and its customers are subject to privacy, data protection, and information security laws and regulations (Data Protection Laws) in the United States and in jurisdictions around the globe that restrict the collection, use, disclosure, transfer and processing of personal data, including financial data. For example, the Company and its customers are subject, without limitation, to the GDPR, the U.K. General Data Protection Regulation, the California Consumer Privacy Act (CCPA) and its amendments, and the Brazilian Lei Geral de Proteção de Dados. Failure to comply with these laws could result in material legal exposure and business impact, including the loss of customers and decreased demand for our products and services. The GDPR, for example, imposes onerous accountability obligations on companies, with penalties for non-compliance of up to the greater of €20 and four percent of annual global revenue. The GDPR, and other Data Protection Laws, also grant corrective powers to supervisory authorities, including the ability to impose a limit on processing personal data or ability to order companies to cease operations.

The Data Protection Laws are part of an evolving global data protection landscape in which the number, complexity, requirements, and consequences of non-compliance with these laws are increasing. This landscape includes legislative proposals recently adopted or currently pending in the United States, at both the federal and state levels (including by banking agencies), as well as in other jurisdictions, implementing new or additional requirements for data protection that could increase compliance costs, the cost and complexity of delivering our services, and significantly affect our business. Additionally, the interpretation and application of new data protection laws and regulations in many cases is uncertain, and our legal and regulatory obligations in such jurisdictions are subject to frequent and unexpected changes, including the potential for various regulatory or other governmental bodies to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties significantly. Complying with these evolving and varying standards, and implementing the required operational changes as a result of such standards, could require significant expense and effort and may require us to change our business practices or the functionality of our products and services in a manner adverse to our customers and our business. In addition, violations of these laws can result in governmental investigations, significant fines, penalties, claims by regulators or other third parties, imposition of limits on the processing of data, and damage to our brand and business.

Like other global companies, to conduct its operations, the Company transfers data across international borders. Transferring personal data across international borders is complex and subject to legal and regulatory requirements. In many cases, the laws and regulations governing such transfers apply not only to transfers between unrelated third parties but also to transfers between the Company and its subsidiaries. Other companies have been subject to active litigation and enforcement with respect to data transfers in a number of jurisdictions around the world. The decisions resulting from these actions could have an adverse impact on our ability to process and transfer personal data as part of our business operations. Some countries have also enacted or are enacting data localization laws that prohibit or significantly restrict the transfer of data out of the country. If, as a result of changing laws or regulatory decisions, we cannot transfer data from some jurisdictions or implement valid mechanisms for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, injunctions against processing or transferring personal data from Europe or elsewhere, and we may be required to increase our personal data or other data processing capabilities in the Europe Union and/or elsewhere at significant expense.

In addition to our legal obligations, our contractual obligations relating to privacy, data protection and information security have become increasingly prevalent and stringent due to changes in laws and regulations, requirements in the financial services industry. Certain Data Protection Laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. If we are unable to comply with our contractual obligations, this could impact our reputation and result in liabilities and loss of business.

We may use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, or adversely affect our results of operations. We may incorporate AI solutions into some of our platforms, offerings, services, and features, and these applications may become more important in our operations over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if our AI applications are based on data, algorithms or other inputs that are flawed, or if they assist in producing content, analyses or recommendations that are or are alleged to be deficient, inaccurate or biased, our business, financial condition and results of operations may be adversely affected. The use of AI applications may in the future result in cybersecurity incidents. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues, and if our use of AI becomes controversial we may experience brand, reputational or competitive harm, or legal liability. The rapid evolution of AI, including the potential regulation of AI by government or other regulatory agencies, may require the Company to incur significant resources to develop, test, and maintain our platforms, offerings, services, and features in order to implement AI ethically and minimize any unintended, harmful impacts.

Risks Related to Reliance on Performance of Third Parties.

The Company's ability to deliver products that satisfy customer requirements is dependent on the performance of its subcontractors and suppliers, as well as on the availability of raw materials and other components. The Company relies on other companies, including subcontractors and suppliers, to provide and produce raw materials, integrated components and sub-assemblies and production commodities included in, or used in the production of, its products. If one or more of the Company's subcontractors or suppliers experiences delivery delays or other performance problems, it may be unable to meet commitments to its customers or incur additional costs. In some instances, the Company depends upon a single source of supply. Any service disruption from one of these suppliers, either due to circumstances beyond the supplier's control, such as geo-political developments or public health concerns, or as a result of performance problems or financial difficulties, could have a material adverse effect on the Company's ability to meet commitments to its customers or increase its operating costs.

The Company manufactures a substantial amount of its products in Paderborn, Germany, and Manaus, Brazil. In addition, certain of our products are manufactured in China and India. Any damage suffered by these critical locations and manufacturing plants could negatively impact our business and results of operations. While the Company maintains insurance policies that provide coverage up to certain limits for some of the potential risks and liabilities associated with its business, it does not maintain insurance policies for all risks and liabilities.

The Company relies on third parties to provide security systems and systems integration. Sophisticated hardware and operating system software and applications that the Company procures from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. The costs to eliminate or alleviate security problems, viruses and bugs could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that could impede sales, manufacturing, distribution or other critical functions.

The Company relies on third parties to provide outsourced business processes and other financial services. The Company engages other companies to provide certain business process outsourcing services and other financial services to the Company. Any service disruption from one of these suppliers, either due to circumstances beyond the supplier's control, as a result of performance or financial problems by those companies, or due to a failure of the Company to properly utilize or scope those services, could have a material adverse impact on the Company's business process operations, increase the Company's operating costs or cause other exposures.

Workforce Operations Risks.

An inability to attract, retain and motivate key employees could harm current and future operations. In order to be successful, the Company must attract, retain and motivate executives and other key employees, including those in managerial, professional, administrative, technical, sales, marketing and IT support positions. It also must keep employees focused on its strategies and goals. Hiring and retaining qualified executives, engineers and qualified sales representatives are critical to its future, and competition for experienced employees in these areas can be intense. The failure to hire or loss of key employees could have a significant impact on the Company's operations.

Tax Liability Risks.

Additional tax expense or additional tax exposures could affect the Company's future profitability. The Company is subject to income taxes in both the United States and various non-U.S. jurisdictions, and its domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. If the Company decides to repatriate cash, cash equivalents and short-term investments residing in international tax jurisdictions, there could be further negative impact on foreign and domestic taxes. The Company's tax expense includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of future earnings of the Company that could affect the valuation of its net deferred tax assets. The Company's future results could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the Company, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns continuing assessments of its income tax exposures and changes in tax legislation.

Additionally, the Company's future results could be adversely affected by the results of indirect tax audits and examinations, and continuing assessments of its indirect tax exposures. A loss contingency is reasonably possible if it has a more than remote but less than probable chance of occurring. Although management believes the Company has valid defenses with respect to its indirect tax positions, it is reasonably possible that a loss could occur in excess of the estimated accrual. The aggregate risk related to indirect taxes is adjusted as the applicable statutes of limitations expire. It is reasonably possible that the Company could be required to pay taxes, penalties and interest related to this matter or other open years, which could be material to its financial condition and results of operations.

In October 2021, the Organization for Economic Co-operation and Development (the OECD) announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (the Framework), which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. In December 2021, the OECD released Pillar Two Model Rules defining the global minimum tax rules, which contemplate a minimum tax rate of 15%. To date, various jurisdictions have enacted or are in the process of enacting legislation on these rules, and the OECD continues to release additional guidance. While it is uncertain whether the United States will enact legislation to adopt the minimum tax directive, certain countries in which we operate have adopted legislation and other countries are in the process of introducing legislation to implement the minimum tax directive. As of December 31, 2024, among the jurisdictions where the Company operates, the following jurisdictions have enacted such legislation: Australia; Austria; Bahamas; Bahrain; Belgium; Brazil; Bulgaria; Canada; Croatia; Curacao; Czech Republic; Denmark; Finland; France; Germany; Greece; Hungary; Ireland; Italy; Japan; Kenya; Luxembourg; Macedonia; Malaysia; Mauritius; the Netherlands; New Zealand; Norway; Oman; Poland; Portugal; Qatar; Romania; Singapore; Slovakia; Slovenia; South Africa; South Korea; Spain; Sweden; Switzerland; Thailand; Turkey; the United Kingdom; Vietnam and Zimbabwe. Many of these jurisdictions enacted the relevant legislation as a result of the unanimous vote to adopt a directive implementing the Pillar Two rules by the European Union member states in December of 2022. Further, the OECD has issued administrative guidance providing transition and safe harbor rules. We will continue to monitor the implementation of the Framework by the countries in which we operate. We currently do not expect the Framework to have a material impact on our effective tax rate or our consolidated results of operation, financial position, and cash flows.

Risks Related to Our Pension Plan Obligations.

Low investment performance by the Company's pension plan assets may result in an increase to its net pension liability and expense, which may require it to fund a portion of its pension obligations and divert funds from other potential uses. The Company sponsors several defined benefit pension plans that cover certain eligible employees across the globe. The Company's pension expense and required contributions to its pension plans funded with assets are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets and the actuarial assumptions it uses to measure the defined benefit pension plan obligations.

A significant market downturn could occur in future periods resulting in a decline in the funded status of the Company's pension plans and causing actual asset returns to be below the assumed rate of return used to determine pension expense. If return on plan assets in future periods perform below expectations, future pension expense will increase.

Risks Related to Our Indebtedness and Capital Structure.

If we do not generate sufficient cash flows or are unable to refinance our indebtedness prior to their maturity, we may be unable to service all of our indebtedness. On December 18, 2024, we issued $950.0 aggregate principal amount of 7.750% Senior Secured Notes due 2030 (the Notes) and entered into a new credit agreement (the New Credit Agreement) with certain financial institutions, as lenders, and Goldman Sachs Bank USA, as administrative agent and collateral agent, providing for, among other things, a new $310.0 revolving credit facility maturing on in 2029 (the New Revolving Credit Facility). We used the net proceeds of the offering of the Notes, together with borrowings under the New Revolving Credit Facility and cash on hand, to (i) repurchase all of the term loans under our prior $1,250.0 senior secured loan credit facility, (ii) repay all of the borrowings outstanding under our prior $200.0 superior-priority senior secured revolving credit facility, and (iii) pay all related premiums, fees and expenses.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash, make scheduled payments on or refinance our debt obligations depends on our successful financial and operating performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If our cash flow and capital resources are insufficient to fund our debt service obligations or to repay our debt as it becomes due, including the Notes and the New Revolving Credit Facility, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets or operations, reducing or delaying capital investments or seeking to raise additional capital. Any refinancing of our debt could be at higher interest rates and may require us to comply with more restrictive covenants that could further restrict our business operations and the ability of subsidiaries to make cash available to us, by dividend, debt repayment or otherwise, to enable us to repay the amounts due. Our ability to implement successfully any such alternative financing plans will be dependent on a range of factors, including general economic conditions, the level of activity in capital markets generally and the terms of our various debt instruments then in effect.

If we are able to refinance maturing indebtedness, the terms of any refinancing or alternate credit arrangements may contain terms and covenants that restrict our financial and operating flexibility. If we are unable to refinance our indebtedness prior to or when it matures, it would result in an event of default. Moreover, the occurrence of an event of default under any of our indebtedness would likely result in an event of default under our other indebtedness.

In addition, the Notes and the New Revolving Credit Facility are secured by liens on substantially all of our assets and the assets of our subsidiaries that guarantee that indebtedness, and any successor credit facilities or additional secured notes are likely to be secured on a similar basis. As such, our ability to refinance the Notes and the New Revolving Credit Facility, seek additional financing or our subsidiaries' ability to make cash available to us, by dividend, debt repayment or otherwise, to enable us to repay the amounts due under the Notes and the New Revolving Credit Facility could be impaired as a result of such security interests and the agreements governing such security interests.

Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, including our financial condition and results of operations, as well as on our subsidiaries' ability to make cash available to us, by dividend, debt repayment or otherwise, to enable us to satisfy our obligations under the Notes or the New Revolving Credit Facility.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from making payments on our debt obligations. We have a substantial amount of debt. As of December 31, 2024, we had approximately $966.0 of total indebtedness (exclusive of unamortized discounts, issuance costs and deferred financing fees), substantially all of which was secured indebtedness.

Our substantial level of indebtedness could have important consequences. For example, it could:
- make it more difficult for us to satisfy our obligations;
- increase our vulnerability to adverse economic and industry conditions;
- limit our ability to obtain additional financing for future working capital, capital expenditures, materials, strategic acquisitions and other general corporate requirements;
- expose us to interest rate fluctuations because the interest on the debt under the New Revolving Credit Facility will be imposed at variable rates;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes, including making cash available to us, by dividend, debt repayment or otherwise to enable us to make payments on the Notes and the New Revolving Credit Facility;
- make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;
- limit our ability to refinance indebtedness or increase the associated costs;
- require us to sell assets to reduce debt or influence our decision about whether to do so;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or prevent us from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business; and
- place us at a competitive disadvantage compared to any competitors that have less debt or comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns.

Restrictive covenants in the indenture for the Notes (the Indenture) and the New Credit Agreement could restrict our operating flexibility. The Indenture and the New Credit Agreement contain covenants that limit our and our subsidiaries' ability to engage in activities that may be in our long-term best interests. These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise.

The Indenture and the New Credit Agreement contain restrictive covenants that, among other things, limit our and our restricted subsidiaries' ability to:
- incur additional indebtedness or issue certain preferred stock;
- pay dividends, redeem stock or make other distributions;
- make other restricted payments or investments;
- create liens on assets;
- sell, transfer or otherwise dispose of assets;
- create restrictions on payment of dividends or other amounts by our restricted subsidiaries;
- engage in certain mergers, consolidations or amalgamations;
- engage in certain transactions with affiliates; and
- designate our subsidiaries as unrestricted subsidiaries.

Our ability to comply with the covenants and restrictions contained in the Indenture and the New Credit Agreement may be affected by economic conditions and by financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing and sales volume of our products, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. The breach of any of these covenants or restrictions could result in a default under the Indenture or the New Credit Agreement that would permit the holders or applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest and any applicable premium. In addition, if a breach occurs, we may be unable to borrow under the New Revolving Credit Facility, incur additional debt or be able to repay the amounts due under the Notes or the New Revolving Credit Facility. This could have serious consequences to our financial position, results of operations and cash flows and could cause us to become bankrupt or insolvent.

Risks Related to Our Common Stock.

Anti-takeover provisions in our charter and bylaws could make it more difficult for a third party to acquire us. Certain provisions of our charter and bylaws may make it more difficult for a third party to gain control of our Board of Directors and may have the effect of delaying or preventing changes in our management. These provisions provide for, among other things:

- the ability of our Board of Directors to issue, and determine the rights, powers and preferences of, one or more series of preferred stock in order to implement a shareholders' rights plan;
- advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at our annual meetings; and
- certain limitations on convening special shareholder meetings.

These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in control, including actions that our shareholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for our shareholders to elect directors of their choosing and to cause us to take other corporate actions.

The price of our common stock may be volatile. The price of our common stock may fluctuate due to a variety of market and industry factors that may materially reduce the market price of our common stock regardless of our operating performance, including, among others:

- actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
- industry cycles and trends;
- mergers and strategic alliances in our industry;
- changes in government regulation;
- potential or actual military conflicts or acts of terrorism;
- the failure of securities analysts to publish research about us following our emergence from the Restructuring Proceedings, or shortfalls in our operating results from levels forecast by securities analysts;
- the limited trading history of our common stock;
- changes in accounting principles;
- announcements concerning us or our competitors; and
- the general state of the securities market.

In addition, the price of our common stock may fluctuate due to the following factors, among others:

- our results of operation and financial condition;
- quarterly variations in the rate of growth of certain financial indicators;
- the public reaction to our press releases, our other public announcements and our filings with the SEC;
- strategic decisions by us, our clients or competitors, such as acquisitions, divestitures, spin-offs, joint ventures, investments or changes in business strategy;
- claims against us by third-parties;
- future sales of our common stock by us, significant shareholders or our directors or executive officers; and
- the realization of any risk described under this "Risk Factors" section or those incorporated by reference.

In addition, the stock market in general has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result of all of these factors, investors in our common stock may not be able to resell their stock at or above the price they paid or at all. Further, we could be the subject of securities class action litigation due to any such stock price volatility, which could divert management's attention and have a material adverse effect on our results of operation.

There may be circumstances in which the interests of our significant shareholders could be in conflict with your interests as a shareholder. Funds associated with Capital World Investors and Millstreet Capital Management LLC beneficially own approximately 31.7% and 16.0% of our outstanding common stock, respectively. Circumstances may arise in which these shareholders may have an interest in exerting influence to pursue or prevent acquisitions, divestitures or other transactions, including the issuance of additional shares of common stock or incurrence of debt, that, in their judgment, could enhance their investment in us or another company in which they invest. Such transactions might adversely affect us or other holders of our common stock. Furthermore, our significant concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in companies with significant shareholders.

The potential payment of dividends on our common stock or repurchases of our common stock is dependent on a number of factors, and future payments and repurchases cannot be assured. Although we have paid dividends on our previously outstanding common stock in the past, it is uncertain whether or when we will pay cash dividends or other distributions with respect to our common stock in the foreseeable future. Our ability to pay cash dividends and repurchase shares is limited by restrictive covenants in the New Credit Agreement and the Indenture. Other debt instruments to which we or our subsidiaries may be a party may also contain restrictive covenants that limit our ability to pay dividends or repurchase shares or for us to receive dividends from our subsidiaries, any of which may negatively impact the trading price of our common stock. In addition, holders of common stock will only be entitled to receive such cash dividends as our Board of Directors may declare out of funds legally available for such payments, and our Board of Directors may only authorize us to repurchase shares of our common stock with funds legally available for such repurchases. The payment of future cash dividends and future repurchases will depend upon our earnings, economic conditions, liquidity and capital requirements, and other factors, including our debt leverage. Accordingly, we cannot make any assurance that future dividends will be paid or future repurchases will be made.

Reports published by analysts, including projections in those reports that exceed our actual results, could adversely affect the price and trading volume of our common stock. We currently expect that securities research analysts will establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our stock prices may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock prices could decline. If one or more of the analysts ceases coverage of us or fails to publish reports on us regularly, our stock prices or trading volumes could decline. While we expect research analyst coverage, if no analysts commence coverage of us, the trading prices and volumes for our common stock could be adversely affected.

Risks Related to Acquisitions, Divestitures and Partnerships.

The Company may not be successful in executing potential acquisitions, investments or partnerships, or divestitures. The Company may evaluate and consider acquisitions, investments or partnerships in companies, products, services and technologies, which could support the Company's strategy and growth. Acquisitions, investments and partnerships inherently involve risks, which may include: the risk of integrating business operations, cultures, retaining key personnel and maintaining appropriate systems and controls; the potential for unknown liabilities; the possibility that acquisitions, investments or partnerships may not yield the targeted financial or strategic benefits to the Company. Furthermore, the Company may divest certain non-core and/or non-accretive businesses to, among other things, simplify its business and reduce its debt. However, there can be no assurance that it will be successful in selling all or any such assets. The Company may incur substantial expenses associated with identifying and evaluating potential sales. The process of exploring any sales may be time consuming and disruptive to its business operations, and if the Company is unable to effectively manage the process, its business, financial condition and results of operations could be adversely affected. The Company also cannot assure that any potential sale, if consummated, will prove to be beneficial to its shareholders. Any potential sale would be dependent upon a number of factors that may be beyond the Company's control, including, among other factors, market conditions, industry trends, the interest of third parties in the assets and the availability of financing to potential buyers on reasonable terms.

In addition, while it evaluates asset sales, the Company is exposed to risks and uncertainties, including potential difficulties in retaining and attracting key employees, distraction of its management from other important business activities, and potential difficulties in establishing and maintaining relationships with customers, suppliers, lenders, sureties and other third parties, all of which could harm its business.

The Company may be unable to successfully and effectively manage acquisitions, divestitures, partnerships, and other significant transactions, which could harm its operating results, business and prospects. The Company expects to continue to engage in discussions and potentially enter into agreements with third parties regarding possible investments, acquisitions, strategic partnerships, joint ventures, divestitures and outsourcing arrangements. Such transactions present significant risks and challenges and there can be no assurances that the Company will manage such transactions successfully or that strategic opportunities will be available to the Company on acceptable terms or at all. Acquisitions and partnerships inherently involve risks.

The Company may specifically evaluate and consider investments or partnerships in companies, products, services and technologies. Related risks include the Company failing to achieve strategic objectives, anticipated benefits or timing of a transaction or contractual obligations. Such transactions may require the Company to manage post-closing transitions services or integration issues with business operations, support systems, workplace cultures and the retention of personnel. There is also the potential for unknown liabilities and the possibility that the acquisitions or partnerships may not yield financial strategic benefits to the Company. Risks of these transactions can be more pronounced in larger and more complicated transactions, or if multiple transactions are pursued simultaneously.

Risks Related to Shareholder Appraisal Proceedings.

The Company is exposed to additional litigation risk and uncertainty with respect to the former minority shareholders of Diebold Nixdorf AG. Diebold Nixdorf Holding Germany GmbH, formerly Diebold Nixdorf Holding Germany Inc. & Co. KGaA (Diebold KGaA), is a party to two separate appraisal proceedings (Spruchverfahren) in connection with the purchase of all shares in its former listed subsidiary, Diebold Nixdorf AG. The first appraisal proceeding, which relates to the Domination and Profit Loss Transfer Agreement (DPLTA) entered into by Diebold KGaA and former Diebold Nixdorf AG, which became effective on February 17, 2017, is pending at the Higher Regional Court (Oberlandesgericht) of Düsseldorf (Germany) as the court of appeal. The DPLTA appraisal proceeding was filed by minority shareholders of Diebold Nixdorf AG challenging the adequacy of both the cash exit compensation of €55.02 per Diebold Nixdorf AG share (of which 6.9 million shares were then outstanding) and the annual recurring compensation of €2.82 per Diebold Nixdorf AG share offered in connection with the DPLTA.

The second appraisal proceeding relates to the cash merger squeeze-out of minority shareholders of Diebold Nixdorf AG in 2019 and is currently pending at the same Chamber for Commercial Matters (Kammer für Handelssachen) at the District Court (Landgericht) of Dortmund (Germany) that was originally competent for the DPLTA appraisal proceedings. The squeeze-out appraisal proceeding was filed by former minority shareholders of Diebold Nixdorf AG challenging the adequacy of the cash exit compensation of €54.80 per Diebold Nixdorf AG share (of which 1.4 million shares were then outstanding) in connection with the merger squeeze-out.

In both appraisal proceedings, a court ruling would apply to all Diebold Nixdorf AG shares outstanding at the time when the DPLTA or the merger squeeze-out, respectively, became effective. Any cash compensation received by former Diebold Nixdorf AG shareholders in connection with the merger squeeze-out would be netted with any higher cash compensation such shareholder may still claim in connection with the DPLTA appraisal proceeding. The District Court of Dortmund dismissed in 2022 all claims to increase the cash compensation and the annual recurring compensation in the DPLTA appraisal proceeding and rejected in 2023 all claims to increase the cash compensation in the merger squeeze-out appraisal proceeding. These first instance decisions, however, are not final as some of the respective plaintiffs filed appeals in both the DPLTA appraisal proceeding and the squeeze-out appraisal proceeding.

The Company believes that the compensation offered in connection with the DPLTA and the merger squeeze-out was in both cases fair and that the decisions of the District Court of Dortmund in the DPLTA and merger squeeze-out appraisal proceedings validate its position. German courts often adjudicate increases of the cash compensation to plaintiffs in varying amounts in connection with German appraisal proceedings. Therefore, the Company cannot rule out that a court may increase the cash compensation in these appraisal proceedings. The Company, however, is convinced that its defense in both appraisal proceedings is supported by strong sets of facts and the Company will continue to vigorously defend itself in these matters.

Risks Related to Our Restructuring Proceedings.

Our actual financial results may vary significantly from the projections that were filed with the U.S. Bankruptcy Court. On June 1, 2023, the Company and certain of its U.S. and Canadian subsidiaries (collectively, the Debtors) filed voluntary petitions in the U.S. Bankruptcy Court for the Southern District of Texas (the U.S. Bankruptcy Court) seeking relief under chapter 11 of title 11 of the U.S. Code (the U.S. Bankruptcy Code). The cases were jointly administered under the caption In re: Diebold Holding Company, LLC, et al. (Case No. 23-90602) (the Chapter 11 Cases). Additionally, on June 1, 2023, Diebold Nixdorf Dutch Holding B.V. (Diebold Dutch) filed a scheme of arrangement relating to certain of the Company's other subsidiaries (the Dutch Scheme Parties) and commenced voluntary proceedings (the Dutch Scheme Proceedings and, together with the Chapter 11 Cases, the Restructuring Proceedings) under the Dutch Act on Confirmation of Extrajudicial Plans (Wet homologatie onderhands akkoord) (the Dutch Act) in the District Court of Amsterdam (the Dutch Court). In addition, on June 12, 2023, Diebold Dutch filed a voluntary petition for relief under chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court seeking recognition of the Dutch Scheme Proceedings as a foreign main proceedings and related relief (the Chapter 15 Proceedings).

On July 13, 2023, the U.S. Bankruptcy Court entered an order (the Confirmation Order) confirming the Debtors' Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization (the U.S. Plan). On August 2, 2023, the Dutch Court entered an order (the WHOA Sanction Order) sanctioning the Netherlands WHOA Plan of Diebold Dutch and the Dutch Scheme Companies (the WHOA Plan) in the Dutch Scheme Proceedings. On August 7, 2023, the U.S. Bankruptcy Court entered an order in the Chapter 15 Proceedings recognizing the WHOA Plan and the WHOA Sanction Order.

On August 11, 2023 (the Effective Date or Fresh Start Reporting Date), the U.S. Plan and WHOA Plan (together, the Plans) became effective in accordance with their terms and the Debtors and the Dutch Scheme Parties emerged from the Chapter 11 Cases and the Dutch Scheme Proceedings. Following filing the notice of the Effective Date with the U.S. Bankruptcy Court, the Chapter 15 Proceedings were closed.

In connection with our Disclosure Statement relating to the Plans (the Disclosure Statement), we prepared projected financial information to demonstrate to the U.S. Bankruptcy Court and the Dutch Court the feasibility of the Plans and our ability to continue operations upon our emergence from the Restructuring Proceedings. This projected financial information was prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, KPMG LLP, neither examined, compiled nor performed any procedures with respect to the projected financial information and, accordingly, KPMG LLP has expressed no opinion or any other form of assurance with respect thereto. Those projections were prepared solely for the purpose of the Restructuring Proceedings and have not been, and will not be, updated on an ongoing basis. Those projections should not be relied upon in connection with the purchase or sale of our common stock. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects. Actual results may vary significantly from those contemplated by the projections that were prepared in connection with the Disclosure Statement and the hearing to consider confirmation or sanctioning of the Plans.

We are subject to claims that were not discharged in the Chapter 11 Cases and the Dutch Scheme Proceedings. The U.S. Bankruptcy Code provides that the effectiveness of a plan of reorganization discharges a debtor from substantially all debts arising prior to petition date, other than as provided in the plan of reorganization or the confirmation order. For example, the U.S. Plan provides that allowed general unsecured claims were, with limited exceptions, reinstated and paid in the ordinary course of business in accordance with the terms and conditions of the particular transaction or agreement giving rise to such allowed general unsecured claim. These claims, and any other claims not ultimately discharged through the Plans, could be asserted against us and may have an adverse effect on our financial condition and results of operations on a post-reorganization basis.

As a result of our emergence from the Restructuring Proceedings, our historical financial information will not be indicative of our future financial performance and realization of assets and liquidation of liabilities are subject to uncertainty. Our capital structure has been significantly altered through the implementation of the Restructuring Proceedings. As a result, we are subject to the Fresh Start Accounting reporting rules required under the Financial Accounting Standards Board Accounting Standards Codification Topic 852, Reorganizations. Under applicable Fresh Start Accounting reporting rules, our assets and liabilities have been adjusted to fair values and our accumulated deficit has been restated to zero. Accordingly, our consolidated financial condition and results of operations from and after the Fresh Start Reporting Date will not be comparable to the financial condition or results of operations reflected in our consolidated historical financial statements in the Predecessor Periods.

The allocation of fair value is dependent upon a number of estimates and assumptions. Whether actual future results and developments will be consistent with our estimates and assumptions depends on a number of factors, including but not limited to: (i) prices received for our products; (ii) our ability to maintain customers' confidence in our viability as a continuing entity and to attract and retain sufficient business from them; and (iii) the overall strength and stability of general economic conditions of our industry, both in the United States and in the global markets in which we operate. To the extent that our estimates, assumptions, valuations, appraisals and the financial projections used to develop the allocation of fair value are not realized, we may be required to record impairment charges in the future.

It is also possible that additional restructuring and related charges may be identified and recorded in future periods. Such sales, disposals, liquidations, settlements, or charges could be material to our consolidated financial position and the results of operations in any given period.

Non-Cash Impairment Loss Risks.

The Company has a significant amount of long-term assets, including goodwill and other intangible assets, and any future impairment charges could adversely impact its results of operations. The Company reviews long-lived assets, including property, plant and equipment and identifiable amortizing intangible assets, for impairment whenever changes in circumstances or events may indicate that the carrying amounts are not recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Factors which may cause an impairment of long-lived assets include significant changes in the manner of use of these assets, negative industry or market trends, a significant under-performance relative to historical or projected future operating results, or a likely sale or disposal of the asset before the end of its estimated useful life.

As of December 31, 2024, the Company had $586.4 of goodwill. The techniques used in its qualitative and quantitative assessment and goodwill impairment tests incorporate a number of estimates and assumptions that are subject to change. Although the Company believes these estimates and assumptions are reasonable and reflect market conditions forecast at the assessment date, any changes to these assumptions and estimates due to market conditions or otherwise may lead to an outcome where impairment charges would be required in future periods.

General Risks.

The Company's ability to maintain effective internal control over financial reporting may be insufficient to allow it to accurately report its financial results or prevent fraud, and this could cause its financial statements to become materially misleading and adversely affect the trading price of its common stock. The Company requires effective internal control over financial reporting in order to provide reasonable assurance with respect to its financial reports and to effectively prevent fraud. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company cannot provide reasonable assurance with respect to its financial statements and effectively prevent fraud, its financial statements could become materially misleading, which could adversely affect the trading price of its common stock.

If the Company is not able to maintain the adequacy of its internal control over financial reporting, including any failure to implement required new or improved controls, its business, financial condition and operating results could be harmed. Any material weakness could affect investor confidence in the accuracy and completeness of its financial statements. As a result, the Company's ability to obtain any additional financing, or additional financing on favorable terms, could be materially and adversely affected. This, in turn, could materially and adversely affect its business, financial condition and the market value of its securities and require it to incur additional costs to improve its internal control systems and procedures. In addition, perceptions of the Company among customers, lenders, investors, securities analysts and others could also be adversely affected.

We may be exposed to certain regulatory and financial risks related to climate change. Growing concerns about climate change may result in the imposition of additional regulations or restrictions to which we may become subject. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change, including regulating greenhouse gas emissions. The outcome of new legislation or regulation in the United States and other jurisdictions in which we operate may result in new or additional requirements, additional charges to fund energy efficiency activities, and fees or restrictions on certain activities. This includes, for example, the European Union's Corporate Sustainability Reporting Directive. Compliance with these climate change initiatives may also result in additional costs to us, including, among other things, increased production costs, additional taxes, reduced emission allowances or additional restrictions on production or operations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Even without such regulation, increased public awareness and adverse publicity about potential impacts on climate change emanating from us or our industry could harm us. We may not be able to recover the cost of compliance with new or more stringent laws and regulations, which could adversely affect our results of operations, financial position or cash flows.

An adverse determination that the Company's services, products or manufacturing processes infringe the intellectual property rights of others, or its failure to enforce its intellectual property rights could have a materially adverse effect on its business, operating results or financial condition. As is common in any high technology industry, others have asserted from time to time, and may assert in the future, that the Company's services, products or manufacturing processes infringe their intellectual property rights. A court determination that its services, products or manufacturing processes infringe the intellectual property rights of others could result in significant liability and/or require it to make material changes to its services, products and/or manufacturing processes.

The Company also seeks to enforce its intellectual property rights against infringement. The Company cannot predict the outcome of actions to enforce its intellectual property rights, and, although it seeks to enforce its intellectual property rights, it cannot guarantee that it will be successful in doing so. Any of the foregoing could have a materially adverse effect on the Company's business, operating results or financial condition.

The Company may be exposed to liabilities under the FCPA or other worldwide anti-bribery laws, which could harm its reputation and have a material adverse effect on its business. The Company is subject to compliance with various laws and regulations, including worldwide anti-bribery laws. Anti-bribery laws generally prohibit companies, and third parties acting on their behalf, from engaging in bribery or making or receiving other improper payments to another person or entity, including government officials for the purpose of obtaining or retaining business or gaining an unfair business advantage or inducing a person to act improperly or rewarding them for doing so. The FCPA also requires proper record keeping and characterization of such payments in the Company's reports filed with the SEC.

The Company, its employees and third parties acting on the Company's behalf are required to comply with these laws. The Company operates in many parts of the world that have experienced governmental and commercial corruption to some degree, and strict compliance with anti-bribery laws may conflict with local customs and practices. Non-U.S. companies, including some that may compete with the Company, may not be subject to the FCPA or other anti-bribery laws and may follow local customs and practices. Accordingly, such companies may be more likely to engage in activities prohibited by the anti-bribery laws which apply to the Company, which could have a significant adverse impact on the Company's ability to compete for business in such countries.

Despite the Company's commitment to legal compliance and corporate ethics, it cannot ensure that its policies and procedures will always protect it from intentional, reckless or negligent acts committed by its employees or third parties. Violations of these laws, or allegations of such violations, could disrupt the Company's business and result in financial penalties, debarment from government contracts and other consequences that may have a material adverse effect on its reputation, business, financial condition or results of operations. Future changes in anti-bribery or economic sanctions laws and enforcement could also result in increased compliance requirements and related expenses that may also have a material adverse effect on its business, financial condition or results of operations.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact the Company's financial performance and restrict its ability to operate its business or execute its strategies. New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase the Company's cost of doing business and restrict its ability to operate its business or execute its strategies. This includes, among other things, possible tariffs on foreign imports into the United States, compliance costs and enforcement under applicable securities laws, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as costs associated with complying with the Patient Protection and Affordable Care Act of 2010 and the regulations promulgated thereunder.

The Company's actual operating results may differ significantly from its guidance. From time to time, the Company releases guidance, including any guidance that it may include in the reports that it files with the SEC regarding its future performance. This guidance, which consists of forward-looking statements, is prepared by its management and is qualified by, and subject to, the assumptions and the other information included in this annual report on Form 10-K, as well as the factors described under "Management's Discussion and Analysis of Financial Condition and Results of Operation—Forward-Looking Statement Disclosure." The Company's guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither its independent registered public accounting firm nor any other independent or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and are based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that the Company releases such data is to provide a basis for its management to discuss its business outlook with analysts and investors. The Company does not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by the Company will not materialize or will vary significantly from actual results. Accordingly, the Company's guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data are forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

Diebold Nixdorf has processes, programs and measures in place designed to detect and help safeguard against cybersecurity threats and incidents. Although the Company implemented cybersecurity measures designed to detect and limit the risk of unauthorized access to our systems and acquisition of, loss of, modification of, use of, access to, or disclosure of our data, threat actors are using evolving, sophisticated, and ever-changing techniques to obtain unauthorized access to systems and data. While the Company works to maintain our information security program and risk management efforts, there can be no assurance that such actions will be sufficient to prevent cybersecurity incidents or mitigate all potential risks to our systems, networks, and data or those of our third-party providers.

Diebold Nixdorf has established an information security program. This program and corresponding processes are designed to manage cybersecurity risks within our products, solutions, operations, and corporate infrastructure. The Company conducts regular security risk assessments, which include internal, external, and third-party risks, where appropriate, relying on internal and external resources. The results of these assessments help us to identify potential risks and to aid our cybersecurity risk management practices. The Company also maintains a third-party risk management process for service providers, suppliers, and vendors. The Company maintains policies and practices governing our third-party risks. The Company generally requires third parties to, among other things, maintain security controls to protect confidential information and data, and notify us of data breaches that may impact our systems or data. Diebold Nixdorf also uses third party security scoring data to assess potential risks associated with third-party controls.

The Company also has an internal audit function, which provides assessments of controls related to security. In addition, employees receive annual training on security, privacy, and code of ethics.

The oversight of our cybersecurity risk is integrated into an enterprise-wide risk management process. The Board of Directors has oversight of our strategic and business risk management and has delegated cybersecurity risk management oversight to the Nomination and Governance Committee (Governance Committee) of the Board. Our Governance Committee provides risk oversight and guidance to the Chief Information Security Officer (CISO) and the Board for information security policies and procedures. The Governance Committee provides guidance regarding strategy and management of the Company's information security program, including cybersecurity incidents, if any. The Governance Committee is also responsible for ensuring Board oversight of the Company's enterprise-wide risk management process, which includes information security.

The Company's management team is responsible for the daily identification, assessment, and management of significant cybersecurity risks. Our management team monitors potential cybersecurity threats and aims to ensure that appropriate risk mitigation processes, cybersecurity policies, and procedures are established, maintained, and implemented.

Our CISO is responsible for overseeing all information security programs that support key functions related to the operation and management of security controls designed to protect and defend against cybersecurity risks. Our CISO leads a team of dedicated cybersecurity professionals who build and implement specific technical and administrative security controls. Our CISO is part of the senior management team at the Company and regularly updates the Governance Committee on the state of Diebold Nixdorf's cybersecurity program, including security risks, incidents and mitigation strategies. The CISO and Governance Committee advise the Board of Directors on cyber security matters.

In 2024, the Company did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. The Company cannot eliminate all security risks within our organization, and the Company cannot guarantee that any undetected cybersecurity incidents have occurred. However, the Company tries to maintain reasonable processes in place to respond and recover from cybersecurity incidents. For additional information about these risks, see Part I, Item 1A, "Risk Factors" in this annual report on Form 10-K.

ITEM 2: PROPERTIES

As of December 31, 2024, the Company owns or leases and operates key manufacturing facilities and connected administrative spaces in North Canton, Ohio, Manaus, Brazil and Paderborn, Germany totaling approximately 2,000,000 square feet. The

Paderborn, Germany site is owned by the Company while the North Canton, Ohio and Manaus, Brazil sites are leased by the Company. Our properties are utilized by both our Banking and Retail segments.

The Company considers that its properties are generally in good condition, well maintained, and are suitable and adequate to carry on the Company's business.

ITEM 3: LEGAL PROCEEDINGS

The information required for this Item is incorporated herein by reference to Note 2 and Note 21 to the consolidated financial statements.

ITEM 4: MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of the Company is listed on the New York Stock Exchange under the symbol of "DBD."

HOLDERS

There was one shareholder of record of the Company at December 31, 2024. The number of holders of record of the Company's common stock does not reflect the number of beneficial holders whose shares are held by banks, brokers, or other nominees.

DIVIDEND POLICY

It is uncertain whether or when the Company will pay cash dividends on our common stock. Our ability to pay cash dividends on our common stock is limited by restrictive covenants in the New Credit Agreement and the Indenture. Other debt instruments to which the Company may be a party may also limit our ability to pay dividends or for us to receive dividends from our operating companies, any of which may negatively impact the trading price of our common stock. The declaration and payment of future dividends, as well as the amount thereof, are subject to declaration by our Board of Directors. The amount and size of any future dividends will depend on our results of operations, financial condition, capital levels, cash requirements, future prospects and other factors.

UNREGISTERED SALES OF EQUITY SECURITIES

On the Effective Date, in connection with the Debtors and the Dutch Scheme Companies' emergence from the Chapter 11 Cases and Dutch Scheme Proceedings and pursuant to the Plans, the Company issued 37,566,678 shares of common stock to the parties entitled thereto pursuant to the Plans and other orders in the Debtors' Chapter 11 Cases. Such shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933 provided by section 1145 of the U.S. Bankruptcy Code.

ISSUER PURCHASES OF EQUITY SECURITIES

The Company did not repurchase any shares of common stock during the fiscal year ended December 31, 2024.

PERFORMANCE GRAPH

The graph below compares the total return from August 11, 2023 to December 31, 2024 provided to shareholders on the Company's common stock relative to the total returns of the S&P 500 index, the S&P Midcap 400 index and a customized peer group, whose individual companies are listed in footnote 1 below. An investment of $100 is assumed to have been made in the Company's common stock, in each index and in each of the peer groups on August 11, 2023 and its relative performance is tracked through December 31, 2024.



The People and Compensation Committee of the Company's Board of Directors annually reviews and approves the selection of peer group companies, adjusting the group from time to time based on changes in the Company's industry and the Company's operations, the current peer group and the comparability of our peer group companies.

1.   There are seventeen companies included in the Company's 2024 peer group, which are: ACI Worldwide, Inc., Benchmark Electronics Inc., Bread Financial Holding, Inc., Ciena Corporation, Euronet Worldwide Inc., Infinera Corporation, Juniper Networks, Logitech International S.A., NCR Corporation (NCR Atleos Corporation following separation), Pitney Bowes Inc., Sabre Corporation, Sanmina Corporation, Scan Source Inc., Shift4 Payments Inc., The Brink's Company, Unisys Corporation, and The Western Union Co.

ITEM 6: [RESERVED]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes that appear within this annual report on Form 10-K.

Voluntary Reorganization
On June 1, 2023, the Debtors filed voluntary petitions in the U.S. Bankruptcy Court seeking relief under chapter 11 of the U.S. Bankruptcy Code. The cases were jointly administered under the caption In re: Diebold Holding Company, LLC, et al. (Case No. 23-90602). Additionally, on June 1, 2023, Diebold Dutch filed a scheme of arrangement relating to the Dutch Scheme Parties and commenced the Dutch Scheme Proceedings under the Dutch Act in the Dutch Court. In addition, on June 12, 2023, Diebold Dutch filed a voluntary petition for relief under chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court seeking recognition of the Dutch Scheme Proceedings as a foreign main proceedings and related relief.

On July 13, 2023, the U.S. Bankruptcy Court entered the Confirmation Order confirming the U.S. Plan. On August 2, 2023, the Dutch Court entered the WHOA Sanction Order sanctioning the WHOA Plan in the Dutch Scheme Proceedings. On August 7, 2023, the U.S. Bankruptcy Court entered an order in the Chapter 15 Proceedings recognizing the WHOA Plan and the WHOA Sanction Order.

On the Effective Date of August 11, 2023, the U.S. Plan and WHOA Plan became effective in accordance with their terms and the Debtors and the Dutch Scheme Parties emerged from the Chapter 11 Cases and the Dutch Scheme Proceedings. Following filing the notice of the Effective Date with the U.S. Bankruptcy Court, the Chapter 15 Proceedings were closed.

For a discussion of the Restructuring Proceedings, see Note 2 to the consolidated financial statements.

Business Drivers
The Company's operating model is based upon product sales and service contract base. Business drivers of the Company's future net sales performance include, but are not limited to:

- demand for self-service and automation from Banking and Retail customers driven by the evolution of consumer behavior;
- demand for cost efficiencies and better usage of real estate for bank branches and retail stores as they transform their businesses to meet the needs of their customers while facing macro-economic challenges;
- demand for services on distributed IT assets such as ATMs, POS and SCO, including managed services and professional services;
- timing of product upgrades and/or replacement cycles for ATMs, POS and SCO;
- demand for software products and professional services;
- demand for security products and services for the financial, retail and commercial sectors; and
- demand for innovative technology in connection with the Company's strategy.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

RESULTS OF OPERATIONS

This Results of Operations focuses on discussion of 2024 Successor results and 2023 Successor and Predecessor results. For discussion of 2023 Successor and Predecessor results and 2022 Predecessor results, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" within our Form 10-K for the year ended December 31, 2023 filed with the SEC on March 8, 2024.

Net Sales
The following table represents information regarding our net sales:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Segments				
Banking				
Services	$ 1,587.4	$ 626.9	$ 954.3	$ 1,548.1
Products	1,175.4	530.7	556.7	874.3
Total Banking	2,762.8	1,157.6	1,511.0	2,422.4
Retail				
Services	563.0	231.5	340.7	550.8
Products	425.3	239.5	280.2	487.5
Total Retail	988.3	471.0	620.9	1,038.3
Total Net Sales	$ 3,751.1	$ 1,628.6	$ 2,131.9	$ 3,460.7

Segments

- Banking net sales in the 2024 Successor Period reflects higher ATM unit sales volume, favorable pricing, a PIS/COFIN tax recovery in Brazil and relatively flat service revenue versus prior periods.

- Retail net sales in the 2024 Successor Period were challenged by market headwinds due to retailer's spend environment.

Gross Profit and Gross Margin
The following table represents information regarding our gross profit and gross margin:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Gross profit - services	$ 533.5	$ 200.2	$ 372.6	$ 618.1
Gross profit - products	386.5	152.8	147.4	139.2
Total gross profit	$ 920.0	$ 353.0	$ 520.0	$ 757.3
Gross margin - services	24.8 %	23.3 %	28.8 %	29.4 %
Gross margin - products	24.1 %	19.8 %	17.6 %	10.2 %
Total gross margin	24.5 %	21.7 %	24.4 %	21.9 %

2024 Successor Period product gross margin was favorable versus prior periods, primarily due to product sales unit volume at favorable pricing as well as favorable logistics costs and normalization of certain raw material costs, most notably semiconductor chips. Further enhancing product gross margin in the 2024 Successor Period was a PIS/COFIN tax recovery in Brazil which was included in net sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

Service gross margin for the 2024 Successor Period experienced compression due to investments in resource and service infrastructure, in addition to absorption of charges related to the application of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic No. 852 – Reorganizations (ASC 852), specifically depreciation and amortization of assets that were stepped up to fair value as a result of the Company's emergence from the Restructuring Proceedings.

Operating Expenses
The following table represents information regarding our operating expenses:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Selling and administrative expense	$ 643.6	$ 226.0	$ 458.7	$ 741.6
Research, development and engineering expense	93.6	34.4	62.3	120.7
Other operating expenses	0.7	0.2	4.5	106.7
Total operating expenses	$ 737.9	$ 260.6	$ 525.5	$ 969.0

Selling and administrative expenses in all periods presented were driven by spending related to restructuring and transformational initiatives. Research and development costs reflect the Company's ongoing investment in hardware and software innovations and enhancements in service offerings. Other operating expenses related primarily to impairment of assets.

Operating Profit (Loss)
The following table represents information regarding our operating profit (loss):

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Operating profit (loss)	$ 182.1	$ 92.4	$ (5.5)	$ (211.7)
Operating margin	4.9 %	5.7 %	(0.3)%	(6.1)%

Other Income (Expense)
The following table represents information regarding our other income (expense):

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Interest income	$ 12.3	$ 6.3	$ 6.7	$ 10.0
Interest expense	(155.3)	(73.1)	(173.6)	(199.2)
Foreign exchange gain (loss), net	13.8	(12.2)	(1.2)	(7.8)
Reorganization items, net	—	(17.1)	1,614.1	—
Miscellaneous, net	1.5	(0.8)	12.3	2.2
Loss on refinancing	(7.1)	—	—	(32.1)
Total other income (expense), net	$ (134.8)	$ (96.9)	$ 1,458.3	$ (226.9)

Interest income remained materially consistent across all periods presented, while interest expense in the 2024 Successor Period was driven by the lower debt balances partially offset by increased variable interest rates. Refer to Note 10 to the consolidated financial statements for further detail. Foreign exchange gain (loss), net includes realized gains and losses, with the most material fluctuations observed in the Brazilian Real, Colombian Peso, Euro, Canadian Dollar, Argentine Peso and Thai Baht exposures. Miscellaneous gain (loss), net was primarily driven by recognition of non-service pension credits, the most significant of which are in Germany.

Reorganization items, net in the 2023 periods were directly related to the Company's filing and subsequent emergence from the Restructuring Proceedings. For further details please refer to Note 2 of the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

In the fourth quarter of 2024, the Successor company incurred $(7.1) of costs, primarily related to third-party costs, directly related to certain refinancing transactions that were expensed as incurred due to these refinancing transactions being accounted for primarily as a modification. For further details please refer to Note 13 to the consolidated financial statements.

Net Income (Loss)
The following table represents information regarding our income (loss), net of tax:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Net income (loss)	$ (14.5)	$ 14.7	$ 1,361.9	$ (585.6)
Effective tax rate	135.9 %	N/M	N/M	(34.0)%

Changes in net (loss) income were a result of the fluctuations outlined in the previous sections and impacted by income tax expense. The effective tax rate for the year ended December 31, 2024 was driven primarily by geographic mix of earnings, non-deductible expenses, U.S. tax on foreign income, and withholding taxes. Refer to Note 6 of the consolidated financial statements for additional information regarding tax expense.

LIQUIDITY AND CAPITAL RESOURCES

7.75% Senior Secured Notes due 2030
On December 18, 2024, the Company issued $950.0 aggregate principal amount of 7.75% Senior Secured Notes due 2030 (the Notes). The Company used the net proceeds of the Notes, together with borrowings under the New Revolving Credit Facility (as defined below) and cash on hand, to (i) repurchase all of the term loans under the Exit Facility (as defined below), (ii) repay all of the borrowings outstanding under the Prior Revolving Credit Facility (as defined below), and (iii) pay off all related premiums, fees and expenses.

The Notes were issued pursuant to an indenture, dated as of December 18, 2024 (the Indenture), among the Company, as issuer, the subsidiaries of the Company named therein as guarantors, and Regions Bank, as trustee and notes collateral agent.

The Notes are the senior secured obligations of the Company and are guaranteed, on a senior secured basis, jointly and severally, by (i) as of the issue date of the Notes, each of the Company's subsidiaries that is a borrower under or guarantees the obligations under the New Revolving Credit Facility and (ii) following the issue date of the Notes, any of the Company's existing or future wholly owned domestic subsidiaries (other than certain excluded subsidiaries) that is a borrower under or guarantees the obligations under the New Revolving Credit Facility or incurs or guarantees certain capital markets indebtedness (the Guarantors). Additionally, the Notes and the related guarantees are secured by first-priority liens on substantially all of the tangible and intangible assets of the Company and the Guarantors, in each case subject to certain exclusions and permitted liens, which collateral also secures, on a pari passu basis, the New Revolving Credit Facility.

The Notes bear interest at the rate of 7.75% per annum, which accrues from December 18, 2024 and is payable in arrears on March 31 and September 30 of each year, commencing on March 31, 2025. The Notes mature March 31, 2030 unless earlier redeemed or repurchased, and are subject to the terms and conditions set forth in the Indenture.

The Company may redeem some or all of the Notes at the redemption prices and on the terms specified in the Indenture. If the Company or any of its restricted subsidiaries sells certain of its assets or if the Company experiences specific kinds of changes of control and a ratings event, then the Company must offer to repurchase the Notes on the terms set forth in the Indenture.

New Revolving Credit Facility
On December 18, 2024, the Company entered into a new credit agreement (the New Credit Agreement), with certain financial institutions as lenders and Goldman Sachs Bank USA as administrative agent and collateral agent, providing for, among other things, a new $310.0 revolving credit facility maturing on December 18, 2029 (the New Revolving Credit Facility).

The Company may repay the loans under the New Revolving Credit Facility at any time. Amounts borrowed and repaid under the New Revolving Credit Facility may be reborrowed.

The obligations of the Company under the New Revolving Credit Facility are guaranteed by the Guarantors. The New Revolving Credit Facility and related guarantees are secured by first-priority liens on substantially all of the tangible and intangible assets of the Company and the Guarantors, in each case subject to certain exclusions and permitted liens, which collateral also secures, on a pari passu basis, the Notes.

Loans under the New Revolving Credit Facility bear interest at an adjusted secured overnight financing rate plus a margin of 2.75% to 3.50% per annum or an adjusted base rate plus a margin of 1.75% to 2.50% per annum, in each case based on the consolidated first lien debt ratio of the Company and its restricted subsidiaries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

The New Revolving Credit Facility includes conditions precedent, representations and warranties, affirmative and negative covenants and events of default that are customary for financings of this type and size.

Prior Credit Facilities

On June 5, 2023, the Predecessor company entered into the credit agreement with certain financial institutions party thereto, as lenders (the Lenders) and GLAS USA LLC, as administrative agent, and GLAS Americas LLC, as collateral agent; which provided the $1,250.0 senior secured superpriority debtor-in-possession term loan credit facility (DIP Facility). The proceeds of the DIP Facility were used, among others, to: (i) repay in full the term loan obligations, including a make-whole premium, under the Predecessor company's superpriority secured term loan facility (Superpriority Facility) and (ii) repay in full the Predecessor company's asset-based revolving credit facility (ABL Facility) and cash collateralize letters of credit thereunder. The payment for the Superpriority Facility totaled $492.3 and was comprised of $401.3 of principal and interest, $20.0 of premium, and a make whole amount of $71.0. The payment for the ABL Facility, including an additional tranche of commitments consisting of a senior secured "last out" term loan facility, and the cash collateralization of letters of credit thereunder totaled $241.0 and was comprised of $211.2 of principal and interest and $29.8 of cash collateralized letters of credit.

On the Effective Date of August 11, 2023, the DIP Facility was terminated and the loans outstanding under the DIP Facility were converted (the Conversion) into loans outstanding under a $1,250.0 senior secured credit facility (the Exit Facility), and the liens and guarantees, including all guarantees and liens granted by certain subsidiaries of the Company that are organized in the United States and in certain foreign jurisdictions, granted under the DIP Facility were automatically terminated and released. In connection with the Conversion, the entire $1,250.0 under the Exit Facility was deemed drawn on the Effective Date. On December 18, 2024, each of the outstanding term loans were repurchased with the net proceeds of the offering of the Notes.

On February 13, 2024, the Company, as borrower, entered into a credit agreement (the Prior Credit Agreement) with certain financial institutions party thereto, as lenders, and PNC Bank, National Association, as administrative agent and collateral agent. The Prior Credit Agreement provided for a superior-priority senior secured revolving credit facility (the Prior Revolving Credit Facility) in an aggregate principal amount of $200.0, which included a $50.0 letter of credit sub-limit and a $20.0 swing loan sub-limit. In connection with the closing of the offering of the Notes and the entry into the New Credit Agreement, on December 18, 2024, the Company terminated the commitments under, and discharged and released all guarantees and liens existing in connection with the Prior Revolving Credit Facility.

Share Repurchase Program

On February 12, 2025, we announced that our Board had approved a $100 share repurchase program for the purchase of our common stock. We may utilize a number of different methods to effect the repurchases, including open market purchases, which may include, without limitation, round lot or block transactions, including through one or more accelerated stock repurchase plans or pursuant to the terms of one or more repurchase plans in accordance with Rule 10b5-1 or Rule 10b-18 under the Securities Exchange Act of 1934. The specific timing, price, and size of purchases will depend on prevailing stock prices, general market and economic conditions, and other considerations. The program may be extended, suspended, or discontinued at any time without prior notice and does not obligate us to acquire any particular amount of common stock.

Liquidity

Liquidity provided through the December 2024 debt refinancing is expected to sustain the Successor for at least the next twelve months. In addition to cash and cash equivalents and short-term investments, the Company has available capacity of $310.0 related to the New Revolving Facility.

The Company's total cash and cash availability as of December 31, 2024 and 2023 was as follows:

	2024	2023
Cash and cash equivalents	$ 296.2	$ 550.2
Additional cash availability from:		
Short-term investments	16.9	13.4
Total cash and cash availability	$ 313.1	$ 563.6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

The following table summarizes the results, excluding the impact of cash in businesses held for sale, of our consolidated statement of cash flows:

	Successor		Predecessor	
Net cash flow provided (used) by:	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Operating activities	$ 149.2	$ 158.0	$ (415.0)	$ (387.9)
Investing activities	(45.5)	(20.1)	(16.0)	(23.8)
Financing activities	(366.5)	(4.0)	563.5	349.8
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(18.2)	1.1	2.9	(8.2)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (281.0)	$ 135.0	$ 135.4	$ (70.1)

Operating Activities. Cash flows from operating activities can fluctuate significantly from period to period as working capital needs and the timing of payments impact reported cash flows. Cash flows from operating activities during the 2024 Successor Period were driven by cash provided by Trade receivables, Income taxes, Accrued salaries, wages, and commissions, and Inventories, offset by uses for Accounts payable, Deferred revenue, and Prepaid expenses. The key drivers of these cash flows are timing of sales, collections, and vendor payments which can fluctuate significantly period to period.

Investing Activities. Cash flows from investing activities during the 2024 Successor Period were driven by Capital expenditures of $17.4 and Capitalized software development of $23.0.

The Company anticipates total capital expenditures and capitalized software development costs of approximately $66 in 2025 to be utilized for improvements to the Company's product line and investments in its infrastructure. The Company intends to finance these investments with funds provided by income generated by the business and, if necessary, borrowings under the New Revolving Credit Facility.

Financing Activities. Cash flows from financing activities during the 2024 Successor Period primarily relate to the December 2024 debt refinancing. Refer to Note 13 to the consolidated financial statements for further details.

Contractual and Other Obligations. We have certain contractual obligations and commitments for general operating purposes. Refer to Note 13 to the consolidated financial statements for scheduled maturities and interest rates of our long-term debt. The Company's leases support global staff via the use of office space, warehouses, vehicles and IT equipment and are discussed in additional detail within Note 17 to the consolidated financial statements. Changes in our business needs, fluctuating interest rates, and other factors may result in actual payments differing from our estimates. We cannot provide certainty regarding the timing and amounts of these payments or our ability to refinance outstanding debt on favorable terms or at all. The Company's material cash obligations include the following contractual and other obligations as of December 31, 2024:

		Payment due by period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt[1]	$ 950.2	$ 0.2	$ —	$ —	$ 950.0
Interest on debt[2]	389.2	57.9	147.2	147.2	36.9
Minimum operating lease obligations	140.2	51.2	57.5	16.2	15.3
Minimum finance lease obligations	28.7	6.1	7.2	3.7	11.7
Total	$ 1,508.3	$ 115.4	$ 211.9	$ 167.1	$ 1,013.9

[1] Amounts related to non-current finance lease liabilities are included in Minimum finance lease obligations.
[2] Amounts represent estimated contractual interest payments on outstanding long-term debt. Rates in effect as of December 31, 2024 are used for variable rate debt.

In addition to the general operating items above, the Company provides eligible employees with benefits pursuant to the pension and postretirement plans further described in Note 16 to the consolidated financial statements. Future contributions and disbursements related to the plans are dependent upon a number of factors, including the funded status of the plans.

Off-Balance Sheet Arrangements. The Company enters into various arrangements not recognized in the consolidated balance sheets that have or could have an effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources. The principal off-balance sheet arrangements that the Company enters into are guarantees and sales of finance

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

receivables. The Company provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, customers, regulatory agencies and insurance providers. If the Company is not able to comply with its contractual obligations, the suppliers, regulatory agencies and insurance providers may draw on the pertinent bank. The Company has sold finance receivables to financial institutions while continuing to service the receivables. The Company records these sales by removing finance receivables from the consolidated balance sheets and recording gains and losses in the consolidated statement of operations (refer to Note 18 to the consolidated financial statements).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements. The consolidated financial statements of the Company are prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include revenue recognition, the valuation of trade and financing receivables, the valuation of inventories, goodwill, intangible assets, other long-lived assets, legal contingencies, guarantee obligations, and assumptions used in the calculation of income taxes, pension and post-retirement benefits, and customer incentives, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors the economic conditions and other factors and will adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements, which is contained in Item 8 of this annual report on Form 10-K. Management believes that, of its significant accounting policies, its policies concerning Fresh Start Accounting, revenue recognition, inventory reserves, goodwill, long-lived assets, taxes on income, contingencies and pensions and post-retirement benefits are the most critical because they are affected significantly by judgments, assumptions and estimates. Additional information regarding these policies is included below.

Fresh Start Accounting. In accordance with ASC 852, we applied Fresh Start Accounting upon emergence from the Restructuring Proceedings, at which point we became a new entity for financial reporting. References to "Predecessor" relate to the consolidated statements of operations for the twelve months ended December 31, 2022 and for the period from January 1, 2023 through and including the adjustments from the application of Fresh Start Accounting on August 11, 2023. References to "Successor" relate to the consolidated balance sheet of the reorganized Company as of December 31, 2024 and December 31, 2023 and consolidated statements of operations for twelve months ended December 31, 2024 and the period from August 12, 2023 through December 31, 2023 and are not comparable to the consolidated financial statements of the Predecessor as indicated by the "black line" division in the financial statements and footnote tables, which emphasizes the lack of comparability between amounts presented. The Company's financial results for future periods following the application of Fresh Start Accounting will be different from historical trends and the differences may be material.

Revenue Recognition. The following is a description of principal solutions offered within the Company's two main customer segments that generate the Company's revenue.

Banking

Products. Products for banking customers consist of cash recyclers and dispensers, intelligent deposit terminals, teller automation tools and kiosk technologies, as well as physical security solutions. The Company provides its banking customers front-end software applications for consumer connection points and back-end platforms that manage channel transactions, operations and integration and facilitate omnichannel transactions, endpoint monitoring, remote asset management, customer marketing, merchandise management and analytics. These offerings include highly configurable, API-enabled software that automates legacy banking transactions across channels.

Services. The Company provides its banking customers product-related services which include proactive monitoring, rapid resolution of incidents through remote service capabilities or an on-site visit and professional services. First- and second-line maintenance, preventive maintenance and on-demand services keep the distributed assets of the Company's customers up and running through a standardized incident management process. Managed services and outsourcing consist of end-to-end business processes, solution management, upgrades and transaction processing. The Company also provides a full array of cash management services, which optimizes the availability and cost of physical currency across the enterprise through efficient forecasting, inventory and replenishment processes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

Retail

Products. The retail product portfolio includes modular, integrated and mobile POS and SCO terminals that meet evolving automation and omnichannel requirements of consumers. Supplementing the POS system is a broad range of peripherals, including printers, scales and mobile scanners, as well as the cash management portfolio which offers a wide range of banknote and coin processing systems. Also in the portfolio, the Company provides SCO terminals and ordering kiosks which facilitate an efficient and user-friendly purchasing experience. The Company's hybrid product line can alternate from an attended operator to self-checkout with the press of a button as traffic conditions warrant throughout the business day.

The Company's platform software is installed within retail data centers to facilitate omnichannel transactions, endpoint monitoring, remote asset management, customer marketing, merchandise management and analytics.

Services. The Company provides its retail customers product-related services which include on-demand services and professional services. Diebold Nixdorf AllConnect Services for retailers include maintenance and availability services to continuously improve retail self-service fleet availability and performance. These include: total implementation services to support both current and new store concepts; managed mobility services to centralize asset management and ensure effective, tailored mobile capability; monitoring and advanced analytics providing operational insights to support new growth opportunities; and store life-cycle management to proactively monitor store IT endpoints and enable improved management of internal and external suppliers and delivery organizations.

Revenue is measured based on consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The amount of consideration can vary depending on discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items contained in the contract with the customer of which generally these variable consideration components represents minimal amount of net sales. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The Company's payment terms vary depending on the individual contracts and are generally fixed fee. The Company recognizes advance payments and billings in excess of revenue recognized as deferred revenue. In certain contracts where services are provided prior to billing, the Company recognizes a contract asset within trade receivables.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and that are collected by the Company from a customer are excluded from revenue.

The Company recognizes shipping and handling fees billed when products are shipped or delivered to a customer and includes such amounts in net sales. Although infrequent, shipping and handling associated with outbound freight after control over a product has transferred to a customer is not a separate performance obligation, rather is accounted for as a fulfillment cost. Third-party freight payments are recorded in cost of sales.

The Company includes a warranty in connection with certain contracts with customers, which are not considered to be separate performance obligations. The Company provides its customers a manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. For additional information on product warranty refer to Note 11 to the consolidated financial statements. The Company also has extended warranty and service contracts available for its customers, which are recognized as separate performance obligations. Revenue is recognized on these contracts ratably as the Company has a stand-ready obligation to provide services when or as needed by the customer. This input method is the most accurate assessment of progress toward completion the Company can apply.

Product revenue is recognized at the point in time that the customer obtains control of the product, which could be upon delivery or upon completion of installation services, depending on contract terms. The Company's software licenses are functional in nature (the IP has significant stand-alone functionality); as such, the revenue recognition of distinct software license sales is at the point in time that the customer obtains control of the rights granted by the license.

Professional services integrate the commercial solution with the customer's existing infrastructure and helps define the optimal user experience, improve business processes, refine existing staffing models and deploy technology to meet branch and store automation objectives. Revenue from professional services is recognized over time, because the customer simultaneously receives and consumes the benefits of the Company's performance as the services are performed or when the Company's performance creates an asset with no alternative use and the Company has an enforceable right to payment for performance completed to date. Generally, revenue will be recognized using an input measure, typically costs incurred. The typical contract length for service is generally one year and is billed and paid in advance except for installations, among others.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

Services may be sold separately or in bundled packages. For bundled packages, the Company accounts for individual services separately if they are distinct. A distinct service is separately identifiable from other items in the bundled package if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration (including any discounts) is allocated between separate services or distinct obligations in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the prices at which the Company separately sells the products or services. For items that are not sold separately, the Company estimates stand-alone selling prices using the cost plus expected margin approach. Revenue on service contracts is recognized ratably over time, generally using an input measure, as the customer simultaneously receives and consumes the benefits of the Company's performance as the services are performed. In some circumstances, when global service supply chain services are not included in a term contract and rather billed as they occur, revenue on these billed work services are recognized as transfer of control occurs.

Inventory Valuation. At each reporting period, the Company identifies and writes down its excess and obsolete inventories to net realizable value based on usage forecasts, order volume and inventory aging. With the development of new products, the Company also rationalizes its product offerings and will write-down discontinued product to the lower of cost or net realizable value.

Goodwill. Goodwill in the Successor Period is the excess of the reorganization value of assets over the fair value of identifiable tangible and intangible assets (refer to Note 3 to the consolidated financial statements). Goodwill in the Predecessor Period is the cost in excess of the net assets of acquired businesses (refer to Note 10 to the consolidated financial statements).

The Company tests all existing goodwill at least annually as of October 1 for impairment on a reporting unit basis using either a quantitative or qualitative approach.

In years in which a qualitative analysis is performed by assessing recent trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data, and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative analysis performed for each reporting unit.

In years in which quantitative analyses are performed, the fair value of the reporting units is determined based upon a combination of the income and market approaches, which are standard valuation methodologies. The income approach uses discounted estimated future cash flows, whereas the market approach or guideline public company method utilizes market data of similar publicly traded companies. The fair value of the reporting unit is defined as the price that would be received in a sale of the net assets in an orderly transaction between market participants at the assessment date. The Company compares the fair value of each reporting unit with its carrying value and would recognize an impairment charge if the amount carrying amount exceeds the reporting unit's fair value.

The techniques used in the Company's quantitative assessments incorporate a number of assumptions that the Company believes to be reasonable and to reflect market conditions at the assessment date. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes all efforts to forecast future cash flows as accurately as possible with the information available at the time the forecast is made. To this end, the Company evaluates the appropriateness of its assumptions as well as its overall forecasts by comparing projected results of upcoming years with actual results of preceding years and validating that differences therein are reasonable. Key assumptions, which typically are Level 3 inputs, include discount rates, terminal growth rates, market multiple data from selected guideline public companies, management's internal forecasts which include numerous assumptions such as projected net sales, gross profit, sales mix, operating and capital expenditures, among others. A number of benchmarks from independent industry and other economic publications were also used. Changes in assumptions and estimates after the assessment date may lead to an outcome where impairment charges would be required in future periods. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions.

The Company tests for interim impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the carrying value of a reporting unit below its reported amount. In evaluating whether it is more likely than not the fair value of a reporting unit is less than its carrying amount, the Company considers the following events and circumstances, among others, if applicable: (a) macroeconomic conditions such as general economic conditions, limitations on accessing capital or other developments in equity and credit markets; (b) industry and market considerations such as competition, multiples or metrics and changes in the market for the Company's products and services or regulatory and political environments; (c) cost factors such as raw materials, labor or other costs; (d) overall financial performance such as cash flows, actual and planned revenue and earnings compared with actual and projected results of relevant prior periods; (e) other relevant events such as changes in key personnel, strategy or customers; (f) changes in the composition of a reporting unit's assets or expected sales of all or a portion of a reporting unit; and (g) any sustained decrease in share price. If the Company's qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative impairment test is used to identify potential goodwill impairment and measure the amount of any impairment loss to be recognized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

In the 2024 Successor Period, the annual goodwill impairment test was performed using a quantitative analysis. In the 2023 Successor Period, annual impairment test was performed using a qualitative analysis. During the Predecessor Periods, annual goodwill impairment tests were performed using a quantitative analysis in 2022. As a result of a triggering event identified as of March 31, 2023, the Company performed an interim quantitative goodwill impairment test in the Predecessor Period. No impairment resulted from the quantitative interim goodwill impairment test. As a result of the reporting unit change in the second quarter of 2022, the Company performed an interim quantitative goodwill impairment test. No impairment resulted from the quantitative interim goodwill impairment test under either the legacy or new reporting unit structure.

Taxes on Income. Deferred taxes are provided on the asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry-forwards and tax credits. Deferred tax liabilities are recognized for taxable temporary differences and undistributed earnings in certain jurisdictions. Deferred tax assets are reduced by a valuation allowance when, based upon the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Determination of a valuation allowance involves estimates regarding the timing and amount of the reversal of taxable temporary differences, expected future taxable income and the impact of tax planning strategies. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company operates in numerous taxing jurisdictions and is subject to examination by various federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various acquisitions and divestitures of businesses. The Company's income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, the Company's estimates of income tax liabilities may differ from actual payments or assessments.

The Company assesses its position with regard to tax exposures and records liabilities for these uncertain tax positions and any related interest and penalties, when the tax benefit is not more likely than not realizable. The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additional future income tax expense or benefit may be recognized once the positions are effectively settled.

Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There is no liability recorded for matters in which the liability is not probable and reasonably estimable. Attorneys in the Company's legal department monitor and manage all claims filed against the Company and review all pending investigations. Generally, the estimate of probable loss related to these matters is developed in consultation with internal and outside legal counsel representing the Company. These estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The Company attempts to resolve these matters through settlements, mediation and arbitration proceedings when possible. If the actual settlement costs, final judgments, or fines, after appeals, differ from the estimates, the future results may be materially impacted. Adjustments to the initial estimates are recorded when a change in the estimate is identified.

Pensions and Other Post-retirement Benefits. Annual net periodic expense and benefit liabilities under the Company's defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. The Company periodically reviews the actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated), fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is determined using the plans' current asset allocation and their expected long term rates of return. The rate of compensation increase assumptions reflects the Company's long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. Other post-retirement benefits are not funded and the Company's policy is to pay these benefits as they become due.

RECENTLY ISSUED ACCOUNTING GUIDANCE

Refer to Note 1 of the consolidated financial statements for information on recently issued accounting guidance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

FORWARD-LOOKING STATEMENT DISCLOSURE

This annual report on Form 10-K may contain statements that are not historical information and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements include, but are not limited to, projections, statements regarding the Company's expected future performance (including expected results of operations), future financial condition, anticipated operating results, strategy plans, future liquidity and financial position.

Statements can generally be identified as forward looking because they include words such as "believes," "anticipates," "expects," "intends," "plans," "will," "estimates," "potential," "target," "predict," "project," "seek," and variations thereof or "could," "should" or words of similar meaning. Statements that describe the Company's future plans, objectives or goals are also forward-looking statements, which reflect the current views of the Company with respect to future events and are subject to assumptions, risks and uncertainties that could cause actual results to differ materially. Although the Company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and key performance indicators that impact the Company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The factors that may affect the Company's results include, among others:
- the significant variance of our actual financial results from the projections that were filed with the U.S. Bankruptcy Court and Dutch Court;
- the success of the Company's new products and services, including its DN Series line and EASY family of retail checkout solutions, and electronic vehicle charging service business;
- the Company's ability to successfully execute on its digitally enabled hardware, services and software strategy;
- the Company's ability to generate sufficient cash flows to refinance its indebtedness, fund its operations and make adequate capital investments;
- the ultimate benefits of the Company's continuous improvement programs and other cost savings plans;
- risks related to our international operations, including geopolitical instability and wars;
- developments from recent and potential changes in U.S. trade policies and trade policies of other countries;
- the impact of the proliferation of payment options other than cash, which could result in a reduced need for cash in the marketplace and a resulting decline in the usage of ATMs;
- the impact of general economic conditions, cyclicality and uncertainty;
- the impact of increased energy, raw material and labor costs;
- the impact of competitive pressures, including pricing pressures and the introduction of new products and services by our competitors;
- the impact of a cybersecurity incident or operational failure on the Company's business;
- challenges associated with the use of AI in the Company's business;
- the Company's reliance on suppliers, subcontractors and availability of raw materials and other components;
- the Company's reliance on third parties, including to provide security systems and systems integration as well as outsourced business processes and other financial services;
- the Company's ability to attract, retain and motivate key employees;
- the impact of additional tax expense or exposures;
- the potential for additional pension liability or expense associated with low investment performance by the Company's pension plan assets;
- the Company's success in executing potential acquisitions, investments or partnerships and divestitures;
- the ultimate outcome of the appraisal proceedings initiated in connection with the implementation of the Domination and Profit Loss Transfer Agreement with the former Diebold Nixdorf AG (which was dismissed in the Company's favor at the lower court level in May 2022) and the merger/squeeze-out (which was dismissed in the Company's favor at the lower court level in 2023);
- the impact of market and economic conditions, including the bankruptcies, restructuring or consolidations of financial institutions, which could reduce the Company's customer base and/or adversely affect its customers' ability to make capital expenditures, as well as adversely impact the availability and cost of credit;
- changes in political, economic or other factors such as currency exchange rates, inflation rates (including the impact of possible currency devaluations in countries experiencing high inflation rates), recessionary or expansive trends, disruption in energy supply, taxes and regulations and laws affecting the worldwide business in each of the Company's operations;
- the Company's ability to maintain effective internal controls;
- the impact of regulatory and financial risks related to climate change;
- the impact of an adverse determination that that the Company's services, products or manufacturing processes infringe the intellectual property rights of others, or the Company's failure to enforce its intellectual property rights;
- the Company's exposure to liabilities under the FCPA or other worldwide anti-bribery laws;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS as of DECEMBER 31, 2024 (unaudited)
DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES (in millions, except per share amounts)

- the effect of changes in law and regulations or the manner of enforcement in the United States and internationally and the Company's ability to comply with applicable laws and regulations; and
- other factors included in the Company's filings with the SEC.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(dollars in millions, except per share amounts)

The Company is exposed to foreign currency exchange rate risk inherent in its international operations denominated in currencies other than the U.S. dollar. A hypothetical 10 percent movement in the applicable foreign exchange rates would have resulted in an increase or decrease in 2024 Successor Period operating loss of $32.3 and $39.5, respectively. The sensitivity model assumes an instantaneous, parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in an instantaneous or parallel fashion may overstate the impact of changing exchange rates on amounts denominated in a foreign currency.

The Company's risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures. The intent is to offset gains and losses that occur on the underlying exposures with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into derivatives for trading purposes. The Company's primary exposures to foreign exchange risk are movements in the Euro, British pound, Canadian dollar, Brazilian real, Thai baht and Mexican peso.

The Company manages interest rate risk with the use of variable rate borrowings under its committed and uncommitted credit facilities and interest rate swaps. At December 31, 2024, variable rate borrowings totaled $16.0. A one percentage point increase or decrease in interest rates would have resulted in an increase or decrease in interest expense of $0.2 for 2024. The Company's exposure to interest rate risk is movements in the EURIBOR, SOFR and LIBOR, while historically the primary exposure was related to movement in the LIBOR.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Diebold Nixdorf, Incorporated:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Diebold Nixdorf, Incorporated and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for the year ended December 31, 2024 (Successor), the periods from January 1, 2023 through August 11, 2023 (Predecessor) and August 12, 2023 through December 31, 2023 (Successor), and for the year ended December 31, 2022 (Predecessor), and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 (Successor), the periods from January 1, 2023 through August 11, 2023 (Predecessor) and August 12, 2023 through December 31, 2023 (Successor), and for the year ended December 31, 2022 (Predecessor), in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Fresh Start Accounting

As discussed in Note 1, Note 2 and Note 3 to the consolidated financial statements, on August 11, 2023, the United States Bankruptcy Court for the Southern District of Texas and the District Court of Amsterdam entered an order confirming the amended plan of reorganization, which became effective after the close of business on that day. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with FASB Accounting Standard Codification 852, Reorganizations, for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 3 of the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over net sales

As discussed in Note 1 to the Company's consolidated financial statements, the Company recognizes net sales when it satisfies a performance obligation by transferring control over a product or service to a customer. The Company recorded $3,751.1 million of net sales in 2024.

We identified the evaluation of the sufficiency of audit evidence over net sales as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required especially subjective auditor judgment because of the geographical dispersion of the Company's net sales generating activities. This included determining the Company locations for which procedures were performed.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net sales, including the determination of the Company locations for which those procedures were to be performed. At each Company location for which procedures were performed, we evaluated the design and tested the operating effectiveness of certain internal controls over the Company's net sales process, including controls over the accurate recording of net sales. We assessed the recorded net sales for each of these locations by selecting transactions and comparing the amounts recognized for consistency with underlying documentation, including contracts with customers, customer acceptance, and shipping documentation. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit effort.

/s/ KPMG LLP

We or our predecessor firms have served as the Company's auditor since 1965.

Cleveland, Ohio
February 25, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Diebold Nixdorf, Incorporated:

Opinion on Internal Control Over Financial Reporting

We have audited Diebold Nixdorf, Incorporated and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for the year ended December 31, 2024 (Successor), the periods from January 1, 2023 through August 11, 2023 (Predecessor) and August 12, 2023 through December 31, 2023 (Successor) and for the year ended December 31, 2022 (Predecessor), and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Cleveland, Ohio
February 25, 2025

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in millions, except per share)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 296.2	$ 550.2
Restricted cash	15.1	42.1
Short-term investments	16.9	13.4
Trade receivables, less allowances for doubtful accounts of $10.9 and $3.6, respectively	588.5	721.8
Inventories	528.1	589.8
Prepaid expenses	45.8	44.0
Current assets held for sale	9.6	—
Other current assets	167.7	192.6
Total current assets	1,667.9	2,153.9
Securities and other investments	7.0	6.5
Property, plant and equipment, net	128.1	159.0
Deferred income taxes	69.5	71.4
Goodwill	586.4	612.3
Customer relationships, net	482.7	543.0
Other intangible assets, net	295.9	348.3
Right-of-use operating lease assets	118.1	98.7
Other assets	187.9	168.9
Total assets	$ 3,543.5	$ 4,162.0
LIABILITIES AND EQUITY		
Current liabilities		
Notes payable	$ 0.2	$ 0.3
Accounts payable	460.2	529.0
Deferred revenue	320.7	376.2
Payroll and other benefits liabilities	173.2	160.1
Operating lease liabilities	43.3	39.6
Other current liabilities	268.7	315.8
Total current liabilities	1,266.3	1,421.0
Long-term debt	927.3	1,252.4
Pensions, post-retirement and other benefits	124.4	112.6
Long-term operating lease liabilities	76.3	65.1
Deferred income taxes	176.8	204.9
Other liabilities	34.2	26.8
Total liabilities	2,605.3	3,082.8
Equity		
Diebold Nixdorf, Incorporated shareholders' equity		
Common stock, $0.01 par value, 45,000,000 shares authorized, 37,576,678 and 37,566,678 shares issued, and 37,576,678 and 37,566,678 shares outstanding, respectively	0.4	0.4
Additional paid-in-capital	1,048.4	1,038.7
Retained earnings (deficit)	(1.1)	17.1
Accumulated other comprehensive income (loss)	(117.9)	7.6
Total Diebold Nixdorf, Incorporated shareholders' equity	929.8	1,063.8
Noncontrolling interests	8.4	15.4
Total equity	938.2	1,079.2
Total liabilities and equity	$ 3,543.5	$ 4,162.0

See accompanying notes to consolidated financial statements.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Net sales				
Services	$ 2,150.4	$ 858.4	$ 1,295.0	$ 2,098.9
Products	1,600.7	770.2	836.9	1,361.8
	3,751.1	1,628.6	2,131.9	3,460.7
Cost of sales				
Services	1,616.9	658.2	922.4	1,480.8
Products	1,214.2	617.4	689.5	1,222.6
	2,831.1	1,275.6	1,611.9	2,703.4
Gross profit	920.0	353.0	520.0	757.3
Selling and administrative expense	643.6	226.0	458.7	741.6
Research, development and engineering expense	93.6	34.4	62.3	120.7
Impairment of assets and other	0.7	0.2	4.5	106.7
	737.9	260.6	525.5	969.0
Operating profit (loss)	182.1	92.4	(5.5)	(211.7)
Other income (expense)				
Interest income	12.3	6.3	6.7	10.0
Interest expense	(155.3)	(73.1)	(173.6)	(199.2)
Foreign exchange gain (loss), net	13.8	(12.2)	(1.2)	(7.8)
Reorganization items, net	—	(17.1)	1,614.1	—
Miscellaneous, net	1.5	(0.8)	12.3	2.2
Loss on extinguishment of debt	(7.1)	—	—	—
Loss on refinancing	—	—	—	(32.1)
Income (loss) before taxes	47.3	(4.5)	1,452.8	(438.6)
Income tax expense (benefit)	64.3	(14.7)	90.4	149.2
Equity in earnings (loss) of unconsolidated subsidiaries, net	2.5	4.5	(0.5)	2.2
Net income (loss)	(14.5)	14.7	1,361.9	(585.6)
Net income (loss) income attributable to noncontrolling interests	2.0	1.3	(0.8)	(4.2)
Net income (loss) attributable to Diebold Nixdorf, Incorporated	$ (16.5)	$ 13.4	$ 1,362.7	$ (581.4)
Basic weighted-average shares outstanding	37.6	37.6	79.7	79.0
Diluted weighted-average shares outstanding	37.6	37.6	81.4	79.0
Net income (loss) attributable to Diebold Nixdorf, Incorporated				
Basic earnings (loss) per share	$ (0.44)	$ 0.36	$ 17.10	$ (7.36)
Diluted earnings (loss) per share	$ (0.44)	$ 0.36	$ 16.74	$ (7.36)

See accompanying notes to consolidated financial statements.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Net income (loss)	$ (14.5)	$ 14.7	$ 1,361.9	$ (585.6)
Other comprehensive income (loss), net of tax:				
Translation adjustment (net of tax of $12.7 and $— in the Successor Periods and $— and $(3.0) in the Predecessor Periods, respectively)	(126.1)	14.4	21.0	(35.3)
Foreign currency hedges (net of tax of $— and $— in the Successor Periods and $— and $— in the Predecessor Periods, respectively)	—	(0.1)	4.7	—
Interest rate hedges:				
Net income (loss) recognized in other comprehensive income (net of tax of $(0.1) and $— in the Successor Periods and $— and $0.7 in the Predecessor Periods, respectively)	(0.1)	—	3.4	5.5
Less: reclassification adjustments for amounts recognized in net income (loss) (net of tax of $— and $— in the Successor Periods and $— and $0.1 in the Predecessor Periods, respectively)	—	—	—	0.6
	(0.1)	—	3.4	4.9
Pension and other post-retirement benefits:				
Prior service credit (cost) recognized during the period (net of tax of $(0.7) and $(0.2) in the Successor Period and $0.2 and $— in the Predecessor Periods, respectively)	0.2	0.4	(0.2)	2.4
Net actuarial gains (losses) recognized during the period (net of tax of $2.5 and $2.6 in the Successor Periods and $(4.9) and $— in the Predecessor Periods, respectively)	(0.9)	(6.5)	4.2	38.5
Net actuarial gains (losses) occurring during the period (net of tax of $— and $— in the Successor Periods and $1.1 and $— in the Predecessor Periods, respectively)	—	—	(1.0)	2.3
Net actuarial gains (losses) recognized due to settlement (net of tax of $(3.2) and $— in Successor Periods and $1.1 and $— in the Predecessor Periods, respectively)	1.2	0.1	(0.9)	10.2
Currency impact (net of tax of $0.3 and $0.1 in the Successor Periods and $(1.3) and $— in the Predecessor Periods, respectively)	(0.1)	(0.1)	1.1	(1.4)
	0.4	(6.1)	3.2	52.0
Other	—	(0.4)	—	2.8
Other comprehensive income (loss), net of tax	(125.8)	7.8	32.3	24.4
Comprehensive income (loss)	(140.3)	22.5	1,394.2	(561.2)
Less: comprehensive income (loss) attributable to noncontrolling interests	1.7	1.5	(8.5)	1.7
Comprehensive income (loss) attributable to Diebold Nixdorf, Incorporated	$ (142.0)	$ 21.0	$ 1,402.7	$ (562.9)

See accompanying notes to consolidated financial statements.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in millions)

	Common Shares		Additional Capital	Retained Earnings (Deficit)	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Equity Warrants	Total Diebold Nixdorf, Incorporated Shareholders' Equity (Deficit)	Non-controlling Interests	Total Equity
	Number	Par Value [1]								
Balance at January 1, 2022 (Predecessor)	94.6	$ 118.3	$ 819.6	$ (822.4)	$ (582.1)	$ (378.5)	$ —	$ (845.1)	$ 8.1	$ (837.0)
Net income (loss)	—	—	—	(581.4)	—	—	—	(581.4)	(4.2)	(585.6)
Other comprehensive income (loss)	—	—	—	—	—	18.5	—	18.5	5.9	24.4
Share-based compensation issued	1.2	1.5	(1.5)	—	—	—	—	—	—	—
Share-based compensation expense	—	—	13.4	—	—	—	—	13.4	—	13.4
Treasury shares (0.4 shares)	—	—	—	—	(3.5)	—	—	(3.5)	—	(3.5)
Distribution to noncontrolling interest holders, net	—	—	—	(2.9)	—	—	—	(2.9)	—	(2.9)
Equity warrants	—	—	—	—	—	—	20.1	20.1	—	20.1
Balance at December 31, 2022 (Predecessor)	95.8	$ 119.8	$ 831.5	$ (1,406.7)	$ (585.6)	$ (360.0)	$ 20.1	$ (1,380.9)	$ 9.8	$ (1,371.1)
Net income (loss)	—	—	—	1,362.7	—	—	—	1,362.7	(0.8)	1,361.9
Other comprehensive income (loss)	—	—	—	—	—	40.0	—	40.0	(7.7)	32.3
Share-based compensation issued	1.2	1.4	(1.5)	—	—	—	—	(0.1)	—	(0.1)
Share-based compensation expense	—	—	2.4	—	—	—	—	2.4	—	2.4
Treasury shares (0.3 shares)	—	—	—	—	(0.8)	—	—	(0.8)	—	(0.8)
Acceleration of Predecessor equity awards	—	—	2.8	—	—	—	—	2.8	—	2.8
Elimination of Predecessor common shares, additional capital, retained earnings, treasury shares and warrants	(97.0)	(121.2)	(835.2)	48.4	586.4	—	(20.1)	(341.7)	—	(341.7)
Elimination of accumulated other comprehensive income	—	—	—	—	—	320.0	—	320.0	—	320.0
Change in value of non-controlling interests	—	—	—	—	—	—	—	—	12.6	12.6
Issuance of Successor common stock	37.6	0.4	1,038.6	—	—	—	—	1,039.0	—	1,039.0
Balance as of August 12, 2023 (Successor)	37.6	$ 0.4	$ 1,038.6	$ 4.4	$ —	$ —	$ —	$ 1,043.4	$ 13.9	$ 1,057.3
Net income (loss)	—	—	—	13.4	—	—	—	13.4	1.3	14.7
Other comprehensive income (loss)	—	—	—	—	—	7.6	—	7.6	0.2	7.8
Share-based compensation expense	—	—	0.1	—	—	—	—	0.1	—	0.1
Distributions to noncontrolling interest holders, net	—	—	—	(0.7)	—	—	—	(0.7)	—	(0.7)
Balance at December 31, 2023 (Successor)	37.6	$ 0.4	$ 1,038.7	$ 17.1	$ —	$ 7.6	$ —	$ 1,063.8	$ 15.4	$ 1,079.2

See accompanying notes to consolidated financial statements.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in millions)

| | Common Shares | | | | | | | | | |
	Number	Par Value [1]	Additional Capital	Retained Earnings (Deficit)	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Equity Warrants	Total Diebold Nixdorf, Incorporated Shareholders' Equity (Deficit)	Non-controlling Interests	Total Equity
Net income (loss)	—	—	—	(16.5)	—	—	—	(16.5)	2.0	(14.5)
Other comprehensive income (loss)	—	—	—	—	—	(125.5)	—	(125.5)	(0.3)	(125.8)
Share-based compensation expense	—	—	9.7	—	—	—	—	9.7	—	9.7
Distributions to noncontrolling interest holders, net	—	—	—	(1.7)	—	—	—	(1.7)	(8.7)	(10.4)
Balance at 12/31/2024 (Successor)	37.6	0.4	1,048.4	(1.1)	—	(117.9)	—	929.8	8.4	938.2

[1] Successor Common Stock par value is $0.01, and the Predecessor Common Shares par value is $1.25.

See accompanying notes to consolidated financial statements.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Cash flow from operating activities				
Net income (loss)	$ (14.5)	$ 14.7	$ 1,361.9	$ (585.6)
Adjustments to reconcile net income (loss) to cash provided (used) by operating activities:				
Depreciation and amortization	40.1	21.4	35.5	56.4
Amortization of fair valued assets	92.2	37.6	41.8	69.6
Amortization of deferred financing costs into interest expense	1.9	0.9	21.8	15.5
Reorganization items (non-cash)	—	—	(1,747.6)	—
Reorganization items (debt make whole premium)	—	—	91.0	—
Share-based compensation	9.7	0.1	5.1	13.4
Debt prepayment costs - Exit Facility	2.0	—	—	—
Loss on extinguishment of debt	7.1	—	—	—
Net pension settlements	4.4	—	—	10.1
Other	1.1	—	—	3.1
Loss (gain) on sale of assets, net	(1.2)	(1.0)	1.2	(5.1)
Impairment of assets	1.9	1.2	3.3	111.8
Deferred income taxes	(34.1)	(43.2)	79.8	92.9
Changes in certain assets and liabilities:				
Trade receivables	99.6	(101.6)	9.9	(49.4)
Inventories	20.9	150.8	(98.1)	(74.5)
Sales tax and net value added tax	(19.1)	31.9	(38.1)	17.5
Income taxes	38.8	16.3	(26.0)	2.0
Accounts payable	(42.2)	75.0	(140.4)	(66.5)
Deferred revenue	(34.6)	(43.2)	(51.0)	140.6
Accrued salaries, wages and commissions	29.0	(1.0)	33.0	(72.5)
Restructuring accrual	5.8	(3.8)	(30.2)	9.4
Accrued interest	(5.3)	3.2	20.9	(52.5)
Warranty liability	3.0	0.8	(3.4)	(7.3)
Prepaid expenses	(22.9)	0.1	4.6	(3.9)
Pension and other post-retirement benefits	(1.1)	1.9	2.0	(19.5)
Certain other assets and liabilities	(33.3)	(4.1)	8.0	6.6
Net cash provided (used) by operating activities	149.2	158.0	(415.0)	(387.9)
Cash flow from investing activities				
Proceeds from divestitures, net of cash divested	—	—	—	10.5
Proceeds from maturities of investments	288.8	129.0	153.2	414.1
Payments for purchases of investments	(295.2)	(129.5)	(141.0)	(401.3)
Proceeds from sale of assets	1.3	—	—	6.0
Capital expenditures	(17.4)	(9.8)	(15.1)	(24.4)
Capitalized software development	(23.0)	(9.8)	(13.1)	(28.7)
Net cash used by investing activities	(45.5)	(20.1)	(16.0)	(23.8)
Cash flow from financing activities				

See accompanying notes to consolidated financial statements.

Borrowings-Revolving Credit Facility	200.0	—	—	693.9
Repayments-Revolving Credit Facility	(200.0)	—	—	(572.9)
Borrowings-New Revolving Credit Facility	70.0	—	—	—
Repayments-New Revolving Credit Facility	(70.0)	—	—	—
Borrowings and repayments of Exit Facility	(1,250.0)	—	1,250.0	—
Proceeds from the issuance of 2030 Senior Secured Notes	950.0	—	—	—
Debt issuance costs	(26.8)	—	(5.1)	(15.7)
Payment of Exit Facility Call Premium	(21.0)	—	—	—
Debt prepayment costs	(2.0)	—	—	—
Repayment of ABL credit agreement	—	—	(188.3)	—
Borrowings - FILO	—	—	58.9	—
Repayments - FILO	—	—	(58.9)	—
Repayment of superpriority term loan	—	—	(400.6)	—
Proceeds from 2025 Superpriority Term Loans	—	—	—	370.0
Borrowings on international short-term uncommitted lines of credit	0.4	5.0	4.4	16.1
Payments on Term Loan B Facility	—	—	—	(115.6)
International short term uncommitted lines of credit and other repayments	(0.5)	(6.7)	(2.5)	(15.4)
Debt make-whole premium	—	—	(91.0)	—
Distributions to noncontrolling interest holders	(10.4)	—	—	(2.8)
Other	(6.2)	(2.3)	(3.4)	(7.8)
Net cash provided (used) by financing activities	(366.5)	(4.0)	563.5	349.8
Effect of exchange rate changes on cash and cash equivalents	(18.2)	1.1	2.9	(8.2)
Change in cash, cash equivalents and restricted cash	(281.0)	135.0	135.4	(70.1)
Add: Cash included in assets held for sale at beginning of period	—	0.7	2.8	3.1
Less: Cash included in assets held for sale at end of period	—	—	0.7	2.8
Cash, cash equivalents and restricted cash at the beginning of the period	592.3	456.6	319.1	388.9
Cash, cash equivalents and restricted cash at the end of the period	$ 311.3	$ 592.3	$ 456.6	$ 319.1
Cash paid for				
Income taxes	56.1	21.4	25.2	33.1
Interest	149.4	52.7	74.7	231.6

	Successor		Predecessor	
	December 31, 2024	December 31, 2023	August 11, 2023	December 31, 2022
Cash and cash equivalents	$ 296.2	$ 550.2	$ 395.8	$ 307.4
Restricted cash	15.1	42.1	60.8	11.7
Total cash, cash equivalents and restricted cash at the end of the period	$ 311.3	$ 592.3	$ 456.6	$ 319.1

See accompanying notes to consolidated financial statements.

FORM 10-K as of DECEMBER 31, 2024 (in millions, except per share amounts)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bankruptcy Accounting and Fresh Start Accounting. The consolidated financial statements of Diebold Nixdorf, Incorporated and its wholly- and majority-owned subsidiaries (collectively, the Company) for the Predecessor Periods of January 1, 2023 through August 11, 2023 and the year end December 31, 2022 have been prepared using the going concern basis of accounting and in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic No. 852 – Reorganizations (ASC 852). See Note 2 and Note 3 for further detail.

In accordance with ASC 852, we applied fresh start accounting (Fresh Start Accounting) upon emergence from the Restructuring Proceedings (see Note 2), at which point we became a new entity for financial reporting because (i) the holders of the then existing common shares of the Predecessor received less than 50% of the new shares of common stock of the Successor outstanding upon emergence and (ii) the reorganization value of the Company's assets immediately prior to confirmation of the Plans (defined in Note 2) was less than the total of all post-petition liabilities and allowed claims.

Upon adoption of Fresh Start Accounting as reflected in Note 3 – Fresh Start Accounting, the reorganization value derived from the enterprise value associated with the Plans was allocated to the Company's identifiable tangible and intangible assets and liabilities based on their fair values (except for deferred income taxes), with the remaining excess value allocated to goodwill in accordance with ASC 805 – Business Combinations. Deferred income tax amounts were determined in accordance with ASC 740 – Income Taxes.

References to "Predecessor" relate to the consolidated statements of operations for the twelve months ended December 31, 2022 and for the period from January 1, 2023 through and including the adjustments from the application of Fresh Start Accounting on August 11, 2023. References to "Successor" relate to the consolidated balance sheets of the reorganized Company as of December 31, 2023 and December 31, 2024 and consolidated statements of operations for the period from August 12, 2023 through December 31, 2023 and for the twelve months ended December 31, 2024 and are not comparable to the consolidated financial statements of the Predecessor as indicated by the "black line" division in the financial statements and footnote tables, which emphasizes the lack of comparability between amounts presented. The Company's financial results for future periods following the application of Fresh Start Accounting will be different from historical trends and the differences may be material.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated, including common control transfers among subsidiaries of the Company.

Use of Estimates in Preparation of Consolidated Financial Statements. The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include revenue recognition, the valuation of inventories, goodwill, intangible assets, other long-lived assets, legal contingencies, guarantee obligations and assumptions used in the calculation of income taxes, pension and other post-retirement benefits and customer incentives, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors the economic condition and other factors and will adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Reclassifications. The Company has reclassified the presentation of certain prior-year information to conform to the current presentation.

Immaterial Error Correction. The Company's consolidated statement of operations for the periods from July 1, 2023 through August 11, 2023 (Predecessor) and from August 12, 2023 through December 31, 2023 (Successor) include corrections of an immaterial prior period accounting error related to the recording of interest expense. The correction resulted in a decrease of $4.4 to "Interest expense" in the Predecessor Period and an increase of $4.4 to "Interest Expense" in the Successor Period. The Successor Period consolidated balance sheet as of December 31, 2023 also includes an increase of $4.4 to "Other assets", and reduction of $4.4 to "Goodwill" as a result of the error correction.

International Operations. The financial statements of the Company's international operations are measured using local currencies as their functional currencies, with the exception of financial results from Argentina, Singapore, El Salvador, and Switzerland, which have a functional currency other than local currency. These operations used either United States dollar (USD) or euro as their functional currency depending on the concentration of USD or euro transactions and distinct financial information. The Company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders' equity, while transaction gains (losses) are included in net income (loss).

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Acquisitions and Divestitures. Acquisitions are accounted for using the purchase method of accounting. This method requires the Company to record assets and liabilities of the business acquired at their estimated fair market values as of the acquisition date. Any excess cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. The Company generally uses valuation specialists to perform appraisals and assist in the determination of the fair values of the assets acquired and liabilities assumed. These valuations require management to make estimates and assumptions that are critical in determining the fair values of the assets and liabilities.

For all divestitures, the Company considers assets to be held for sale when management approves and commits to a formal plan to actively market the assets for sale at a price reasonable in relation to their estimated fair value, the assets are available for immediate sale in their present condition, an active program to locate a buyer and other actions required to complete the sale have been initiated, the sale of the assets is probable and expected to be completed within one year (or, if it is expected that others will impose conditions on the sale of the assets that will extend the period required to complete the sale, that a firm purchase commitment is probable within one year) and it is unlikely that significant changes will be made to the plan. Upon designation as held for sale, the Company records the assets at the lower of their carrying value or their estimated fair value, reduced for the cost to dispose of the assets, and ceases to record depreciation expense on the assets. Assets and liabilities are reclassified as held for sale in the period the held for sale criteria are met.

As of December 31, 2024, the Company had $9.6 and $— current assets and liabilities held for sale, respectively. The assets held for sale related to the Company's non-consolidated joint venture investment in Inspur Financial Information System Co., Ltd. (refer to Note 9 for further detail) and real property in Brazil. As of December 31 2023, the Company had no current assets and liabilities held for sale.

Revenue Recognition. Refer to Note 22.

Cost of Sales. Cost of sales for services primarily consists of fuel, parts and labor and benefits costs related to installation of products and service maintenance contracts, including call center costs as well as costs for service parts repair centers. Cost of sales for products is primarily comprised of direct materials and supplies consumed in the manufacturing and distribution of products, as well as related labor, depreciation expense and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished products. Cost of sales for products also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity.

Property, plant and equipment and long-lived assets. Property, plant and equipment and long-lived assets are recorded at historical cost, including interest where applicable. As of August 11, 2023, as a result of Fresh Start Accounting, we have adjusted our property, plant and equipment, balances and remaining useful lives, to fair value.

Impairment of property, plant and equipment and long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Depreciation and Amortization. Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated useful life for each asset class. Amortization of leasehold improvements is based upon the shorter of original terms of the lease or life of the improvement. Repairs and maintenance are expensed as incurred. Generally, amortization of the Company's other long-term assets, such as intangible assets and capitalized software development, is computed using the straight-line method over the life of the asset.

Fully depreciated assets are retained until disposal. Upon disposal, assets and related accumulated depreciation or amortization are removed from the accounts and the net amount, less proceeds from disposal, is recorded as gain or loss to operations.

Advertising Costs. Advertising costs are expensed as incurred and were $10.4, $3.5, $4.6 and $8.5 for the Successor Periods for the year ended December 31, 2024 and from August 12, 2023 to December 31, 2023, and the Predecessor Periods from January 1, 2023 to August 11, 2023 and the years ended December 31, 2022, respectively.

Research, Development and Engineering. Research, development and engineering costs are expensed as incurred and were $93.6, $34.4, $62.3 and $120.7 for the Successor Periods for the year ended December 31, 2024 and from August 12, 2023 to December 31, 2023, and the Predecessor Periods from January 1, 2023 to August 11, 2023, and the year ended December 31, 2022, respectively. This excludes certain software development costs of $23.0, $9.8 $13.1, and $28.7 for the Successor Periods for the year ended December 31, 2024 and the period from August 12, 2023 to December 31, 2023, and the Predecessor Periods from January 1, 2023 to August 11 2023, and the year ended December 31, 2022, respectively, which are capitalized after technological feasibility of the software is established.

Shipping and Handling Costs. The Company recognizes shipping and handling fees billed when products are shipped or

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

delivered to a customer and includes such amounts in net sales. Third-party freight payments are recorded in cost of sales.

Taxes on Income. Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry-forwards and tax credits. Deferred tax liabilities are recognized for taxable temporary differences and undistributed earnings in certain tax jurisdictions. Deferred tax assets are reduced by a valuation allowance when, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Determination of a valuation allowance involves estimates regarding the timing and amount of the reversal of taxable temporary differences, expected future taxable income and the impact of tax planning strategies. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company regularly assesses its position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, when the tax benefit is not more likely than not realizable. The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additional future income tax expense or benefit may be recognized once the positions are effectively settled.

Sales Tax. The Company collects sales taxes from customers and accounts for sales taxes on a net basis.

Cash, Cash Equivalents and Restricted Cash. The Company considers highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company had $15.1 and $42.1 of restricted cash at December 31, 2024 and 2023, respectively. Refer to Note 21 for further information on restricted cash.

Financial Instruments. The carrying amount of cash and cash equivalents, short-term investments, trade receivables and accounts payable approximated their fair value because of the relatively short maturity of these instruments. The Company's risk-management strategy allows for derivative financial instruments such as forwards to hedge certain foreign currency exposures and interest rate swaps to manage interest rate risk. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into derivatives for trading purposes. The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair values of derivatives that are not designated as hedges are recognized in earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

Fair Value. The Company measures its financial assets and liabilities using one or more of the following three valuation techniques:

Valuation technique	Description
Market approach	Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Cost approach	Amount that would be required to replace the service capacity of an asset (replacement cost).
Income approach	Techniques to convert future amounts to a single present amount based upon market expectations.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The hierarchy that prioritizes the inputs to valuation techniques used to measure fair value is divided into three levels:

Fair value level	Description
Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
	Fair value of investments categorized as level 1 are determined based on period end closing prices in active markets. Mutual funds are valued at their net asset value (NAV) on the last day of the period.
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
	Fair value of investments categorized as level 2 are determined based on the latest available ask price or latest trade price if listed. The fair value of unlisted securities is established by fund managers using the latest reported information for comparable securities and financial analysis. If the manager believes the fund is not capable of immediately realizing the fair value otherwise determined, the manager has the discretion to determine an appropriate value. Common collective trusts are valued at NAV on the last day of the period.
Level 3	Unobservable inputs for which there is little or no market data.
Net asset value	Fair value of investments categorized as NAV represent the plan's interest in private equity, hedge and property funds. The fair value for these assets is determined based on the NAV as reported by the underlying investment managers.

A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses the end of the period when determining the timing of transfers between levels.

Short-Term Investments The Company has investments in certificates of deposit that are recorded at cost, which approximates fair value.

Assets Held in Rabbi Trusts / Deferred Compensation The fair value of the assets held in rabbi trusts (refer to Note 9) is derived from investments in a mix of money market, fixed income and equity funds. The related deferred compensation liability is also recorded at fair value.

Foreign Exchange Contracts The valuation of foreign exchange forward and option contracts is determined using valuation techniques, including option models tailored for currency derivatives. These contracts are valued using the market approach based on observable market inputs. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including spot rates, foreign currency forward rates, the interest rate curve of the domestic currency, and foreign currency volatility for the given currency pair.

Forward Contracts A substantial portion of the Company's operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities.

Interest Rate Swaps The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

Refer to Note 20 for further details of assets and liabilities subject to fair value measurement.

Trade Receivables. The Company records the lifetime expected loss on uncollectible trade receivables based on historical loss experience as a percentage of sales and makes adjustments as necessary based on current trends. The Company will also record periodic adjustments for specific customer circumstances and changes in the aging of accounts receivable balances. Amounts deemed uncollectible are written off.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table summarizes the Company's allowances for doubtful accounts:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Beginning balance	$ 3.6	$ —	$ 34.5	$ 35.3
Charged to costs and expenses	17.8	8.0	16.6	14.0
Charged to other accounts [1]	(1.2)	(0.2)	(0.3)	(0.1)
Deductions [2]	(9.3)	(4.2)	(14.7)	(14.7)
Fresh Start Accounting adjustment	—	—	(36.1)	—
Ending balance	$ 10.9	$ 3.6	$ —	$ 34.5

[1]   Includes net effects of foreign currency translation
[2]   Uncollectible accounts written-off, net of recoveries.

Financing Receivables. The Company records the lifetime expected loss on uncollectible notes and finance lease receivables (collectively, financing receivables) on a customer-by-customer basis and evaluates specific customer circumstances, aging of invoices, credit risk changes, payment patterns and historical loss experience with consideration given to current trends. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and is written off.

Inventories. The Company primarily values inventories using average or standard costing utilizing lower of cost or net realizable value. The standard costs approximate costs determined on a first in, first out basis. The Company identifies and writes down its excess and obsolete inventories to net realizable value based on usage forecasts, order volume and inventory aging. With the development of new products, the Company may also rationalize its product offerings and will assess if it is required to write-down discontinued products to the lower of cost or net realizable value.

Deferred Revenue. Deferred revenue is recorded for any services billed to customers and not yet recognizable if the contract period has commenced or for the amount collected from customers in advance of the contract period commencing. In addition, deferred revenue is recorded for products and other deliverables that are billed to and collected from customers prior to revenue being recognizable.

Goodwill. Goodwill in the Successor Period is the excess of the reorganization value of assets over the fair value of identifiable tangible and intangible assets (refer to Note 3). Goodwill in the Predecessor Period is the cost in excess of the net assets of acquired businesses (refer to Note 10).

The Company tests all existing goodwill at least annually for impairment on a reporting unit basis. The annual goodwill impairment test was performed as of October 1 for all periods presented.

The Company tests for interim impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the carrying value of a reporting unit below its reported amount. Each year, the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company considers the following events and circumstances, among others, if applicable: (a) macroeconomic conditions such as general economic conditions, limitations on accessing capital or other developments in equity and credit markets; (b) industry and market considerations such as competition, multiples or metrics and changes in the market for the Company's products and services or regulatory and political environments; (c) cost factors such as raw materials, labor or other costs; (d) overall financial performance such as cash flows, actual and planned revenue and earnings compared with actual and projected results of relevant prior periods; (e) other relevant events such as changes in key personnel, strategy or customers; (f) changes in the composition of a reporting unit's assets or expected sales of all or a portion of a reporting unit; and (g) any sustained decrease in share price.

If the Company's qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if management elects to perform a quantitative assessment of goodwill, an impairment test is used to identify potential goodwill impairment and measure the amount of any impairment loss to be recognized. The Company compares the fair value of each reporting unit with its carrying value and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The fair value of the reporting units is determined based upon a combination of the income and market approach in valuation methodology. The income approach uses discounted estimated future cash flows, whereas the market approach or guideline public company method utilizes market data of similar publicly traded companies. The fair value of the reporting unit is defined as the price that would be received to sell the net assets or transfer the net liabilities in an orderly transaction between market participants at the assessment date.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The techniques used in the Company's quantitative assessment incorporate a number of assumptions that the Company believes to be reasonable and to reflect market conditions forecast at the assessment date. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes all efforts to forecast future cash flows as accurately as possible with the information available at the time the forecast is made. To this end, the Company evaluates the appropriateness of its assumptions as well as its overall forecasts by comparing projected results of upcoming years with actual results of preceding years and validating that differences therein are reasonable. Assumptions, which include Level 3 inputs, relate to revenue growth, material and operating costs, and discount rate. Changes in assumptions and estimates after the assessment date may lead to an outcome where impairment charges would be required in future periods. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions.

Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Pensions and Other Post-retirement Benefits. Annual net periodic expense and benefit liabilities under the Company's defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. The Company periodically reviews actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The healthcare trend rates are reviewed based upon the results of actual claims experience. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is determined using the plans' current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The rate of compensation increase assumptions reflects the Company's long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees or directly by the plan administrator. Other post-retirement benefits are not funded and the Company's policy is to pay these benefits as they become due.

The Company recognizes the funded status of each of its plans in the consolidated balance sheets. Amortization of unrecognized net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds five percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

The Company records a curtailment when an event occurs that significantly reduces the expected years of future service or eliminates the accrual of defined benefits for the future services of a significant number of employees. A curtailment gain is recorded when the employees who are entitled to the benefits terminate their employment; a curtailment loss is recorded when it becomes probable a loss will occur. Upon a settlement, the Company recognizes the proportionate amount of the unamortized gains and losses if the cost of all settlements during the year exceeds the interest component of net periodic cost for the affected plan.

Noncontrolling Interests. Noncontrolling interests represent the portion of profit or loss, net assets and comprehensive income that is not allocable to the Company.

Related Party Transactions. The Company has certain strategic alliances that are not consolidated. The Company's strategic alliances are not significant subsidiaries and are accounted for under the equity method of investments. The Company owns 48.1 percent of Inspur (Suzhou) Financial Information Technology Co., Ltd (Inspur JV) and 49.0 percent of Aisino-Wincor Retail & Banking Systems (Shanghai) Co., Ltd (Aisino JV) as of December 31, 2024. The Company engages in transactions with these entities in the ordinary course of business. As of December 31, 2024, the Company had accounts receivable due from and accounts payable due to these affiliates of $11.5 and $27.0, respectively, which are included in trade receivables, less allowances for doubtful accounts and accounts payable, respectively, on the consolidated balance sheets.

Recently Adopted Accounting Guidance
In November 2023, the FASB issued ASU 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07). The amendments of ASU 2023-07 require an enhanced disclosure of significant segment expenses on an annual and interim basis. Upon adoption, the guidance was applied retrospectively. Refer to Note 24 of the consolidated financial statements for more information.

The effects of the adoption of the ASUs listed below did not significantly impact the Company's financial statements:

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Standards Pending Adoption	Description	Effective Date
ASU 2020-04 Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The standard provides optional expedients and exceptions for applying GAAP to contracts, hedges and other transaction that are impacted by reference rate reform. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.	January 1, 2024
ASU 2022-06 Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848	The standard defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.	January 1, 2024

Recently Issued Accounting Guidance
The following ASUs were recently issued by the FASB, which could significantly impact the Company's financial statements:

Standards Pending Adoption	Description	Effective/ Adoption Date	Anticipated Impact
ASU 2023-09 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures	The standard improves the transparency of financial reporting by adding requirements for disclosures related to effective tax rate reconciliation, as well as information on income taxes paid.	December 31, 2025	The Company is currently assessing the impact this ASU will have on its consolidated financial statements. The ASU allows for early adoption in any year end after issuance of the update.
ASU 2024-01 Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards	This standard adds an illustrative example to determine whether a profit interest award should be accounted for as a share-based arrangement (Topic 718) or similar to a cash bonus or profit-sharing arrangement (Topic 710).	December 31, 2025	The Company does not expect this ASU will have a significant impact on its consolidated financial statements.
ASU 2024-03 Comprehensive Income (Topic 220) - Disaggregation of Income Statement Expenses	This standard is expected to lead to incremental disclosure about the type of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented captions.	December 31, 2027	The Company is currently assessing the impact this ASU will have on its consolidated financial statements. The ASU allows for early adoption in any year after issuance of the update.
ASU 2024-04 Debt (Topic 740) - Induced Conversions of Convertible Debt Instruments	This standard clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion.	December 31, 2026	The Company does not expect this ASU will have a significant impact on its consolidated financial statements.

NOTE 2: CHAPTER 11 CASES AND DUTCH SCHEME PROCEEDINGS

On June 1, 2023, the Company and certain of its U.S. and Canadian subsidiaries (collectively, the Debtors) filed voluntary petitions in the U.S. Bankruptcy Court for the Southern District of Texas (the U.S. Bankruptcy Court) seeking relief under chapter 11 of title 11 of the U.S. Code (the U.S. Bankruptcy Code). The cases were jointly administered under the caption In re: Diebold Holding Company, LLC, et al. (Case No. 23-90602) (the Chapter 11 Cases). Additionally, on June 1, 2023, Diebold Nixdorf Dutch Holding B.V. (Diebold Dutch) filed a scheme of arrangement relating to certain of the Company's other subsidiaries (the Dutch Scheme Parties) and commenced voluntary proceedings (the Dutch Scheme Proceedings) under the Dutch Act on Confirmation of Extrajudicial Plans (Wet homologatie onderhands akkoord) in the District Court of Amsterdam (the Dutch Court). In addition, on June 12, 2023, Diebold Dutch filed a voluntary petition for relief under chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court seeking recognition of the Dutch Scheme Proceedings as a foreign main proceedings and related relief (the Chapter 15 Proceedings).

On July 13, 2023, the U.S. Bankruptcy Court entered an order confirming the Debtors' Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization (the U.S. Plan). On August 2, 2023, the Dutch Court entered an order (the WHOA Sanction Order) sanctioning the Netherlands WHOA Plan of Diebold Dutch and the Dutch Scheme Companies (the WHOA Plan) in the Dutch Scheme Proceedings. On August 7, 2023, the U.S. Bankruptcy Court entered an order in the Chapter 15 Proceedings recognizing the WHOA Plan and the WHOA Sanction Order.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

On August 11, 2023 (the Effective Date or Fresh Start Reporting Date), the U.S. Plan and WHOA Plan (together, the Plans) became effective in accordance with their terms and the Debtors and the Dutch Scheme Parties emerged from the Chapter 11 Cases and the Dutch Scheme Proceedings. Following filing the notice of the Effective Date with the U.S. Bankruptcy Court, the Chapter 15 Proceedings were closed.

NOTE 3: FRESH START ACCOUNTING

Upon emergence from the Chapter 11 Cases and Dutch Scheme Proceedings, the Company qualified for and adopted Fresh Start Accounting, which resulted in the Company becoming a new entity for financial reporting purposes (the Successor).

The reorganization value derived from the range of enterprise values associated with the Plans was allocated to the Company's identifiable tangible and intangible assets and liabilities based on their fair values (except for deferred income taxes) with the remaining excess value allocated to goodwill.

As a result of the adoption of Fresh Start Accounting and the effects of the implementation of the Plans, the Company's consolidated financial statements of the Successor, are not comparable to the consolidated financial statements of the Predecessor.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

NOTE 4: EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is based on the weighted-average number of common stock outstanding. Diluted earnings (loss) per share includes the dilutive effect of potential shares of common stock outstanding. Under the two-class method of computing earnings (loss) per share, non-vested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. During the Predecessor Periods, the Company's participating securities include restricted stock units (RSUs), director deferred shares and shares that were vested but deferred by employees. There were no vested participating securities in the Successor Period. The Company calculated basic and diluted earnings (loss) per share under both the treasury stock method and the two-class method. For the Successor Period the year ending December 31, 2024, the period from August 12, 2023 through December 31, 2023 and the Predecessor Periods of the period from January 1, 2023 through August 11, 2023 and the years ended December 31, 2022 and 2021, there were no differences in the earnings (loss) per share amounts calculated using the two methods. Accordingly, the treasury stock method is disclosed below; however, because the Company is in a net loss position in the years ended December 31, 2022, and December 31, 2024, dilutive shares are excluded from the shares used in the computation of diluted loss per share.

The following table represents amounts used in computing earnings (loss) per share and the effect on the weighted-average number of shares of dilutive potential common stock for the years ended December 31:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Numerator				
Income (loss) used in basic and diluted loss per share				
Net income (loss)	$ (14.5)	$ 14.7	$ 1,361.9	$ (585.6)
Net income (loss) income attributable to noncontrolling interests	2.0	1.3	(0.8)	(4.2)
Net income (loss) attributable to Diebold Nixdorf, Incorporated	$ (16.5)	$ 13.4	$ 1,362.7	$ (581.4)
Denominator				
Weighted-average number of shares of common stock used in basic earnings (loss) per share [1]	37.6	37.6	79.7	79.0
Effect of dilutive shares [1]	—	—	1.7	—
Weighted-average number of shares used in diluted earnings (loss) per share	37.6	37.6	81.4	79.0
Net income (loss) per share attributable to Diebold Nixdorf, Incorporated				
Basic and diluted income (loss) per share	$ (0.44)	$ 0.36	$ 17.10	$ (7.36)
Diluted earnings income (loss) per share	$ (0.44)	$ 0.36	$ 16.74	$ (7.36)
Anti-dilutive shares				
Anti-dilutive shares not used in calculating diluted weighted-average shares	1.1	—	2.1	4.2

(1) Shares of 0.1 for the year ended December 31, 2024 are excluded from the computation of diluted earnings (loss) per share because the effects are anti-dilutive due to the net loss position. Shares of 1.5 for the year ended December 31, 2022 are excluded from the computation of diluted earnings (loss) per share because the effects are anti-dilutive due to the net loss position.

NOTE 5: SHARE-BASED COMPENSATION AND EQUITY

Share-Based Compensation Cost. The Company recognizes costs resulting from all share-based payment transactions based on the fair value of the award as of the grant date. Awards are valued at fair value and compensation cost is recognized on a straight-line basis over the requisite periods of each award. To cover the exercise and/or vesting of its share-based payments, the Company uses a combination of new shares from its authorized, unissued share pool and its treasury shares. On the Effective Date, the then existing common shares of the Predecessor were canceled and new common stock of the Successor was issued. Accordingly, the existing share-based compensation awards issued pursuant to the 2017 Equity and Performance Incentive Plan were also canceled, which resulted in the recognition of any previously unamortized expense related to the canceled awards on the date of cancellation. Pursuant to the U.S. Plan, the reorganized Company adopted a new management incentive plan. The number of shares of common stock that may be issued pursuant to the 2023 Equity and Incentive Plan (the 2023 Plan) was 2.4, of which 0.6 shares were available for issuance at December 31, 2024.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table summarizes the components of the Company's employee and non-employee directors share-based compensation programs recognized as selling and administrative expense for the periods presented:

| | Successor | | Predecessor | |
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Stock options				
Pre-tax compensation expense	$ 4.1	$ 0.1	$ —	$ 0.3
Tax benefit	(0.9)	—	—	—
Stock option expense, net of tax	$ 3.2	$ 0.1	$ —	$ 0.3
RSU's				
Pre-tax compensation expense	$ 5.6	$ —	$ 2.3	$ 13.6
Acceleration of Predecessor awards	—	—	2.7	—
Tax benefit	(1.3)	—	(1.2)	(1.6)
RSU expense, net of tax	$ 4.3	$ —	$ 3.8	$ 12.0
Performance shares				
Pre-tax compensation expense	$ —	$ —	$ 0.1	$ (0.5)
Tax benefit	—	—	—	—
Performance share expense, net of tax	$ —	$ —	$ 0.1	$ (0.5)
Total share-based compensation				
Pre-tax compensation expense	$ 9.7	$ 0.1	$ 2.4	$ 13.4
Acceleration of Predecessor awards	—	—	2.7	—
Tax benefit	(2.2)	—	(1.2)	(1.6)
Total share-based compensation, net of tax	$ 7.5	$ 0.1	$ 3.9	$ 11.8

The following table summarizes information related to unrecognized share-based compensation costs as of December 31, 2024 (Successor):

	Unrecognized Cost	Weighted-Average Period
		(years)
Stock options	$ 10.9	2.4
RSUs	14.3	1.7
	$ 25.2	

SHARE-BASED COMPENSATION AWARDS

Stock options, RSUs and performance shares were granted by the Predecessor Periods prior to 2023, and were issued to officers and other management employees under the Company's Amended and Restated 1991 Equity and Performance Incentive Plan (as amended and restated as of February 12, 2014) (the 1991 Plan) and the 2017 Plan. In the Successor Periods, stock options and RSUs were issued to officers and other management employees under the Company's 2023 Plan.

Stock Options
In 2024, stock options were granted to management employees under the 2023 Plan. These awards are market condition vested options that vest over four years, provided certain stock trading levels are achieved. The option exercise prices equal the closing price of the Company's common shares on the date of grant. During the 2023 Successor Period, stock options were granted to non-employee directors that vest after a period of one year to four years, have a term of five years from the issuance date, and have an exercise price of $30.00. No stock options were granted in 2022. The estimated fair value of the options granted in the 2024 and 2023 Successor Periods were calculated using a Monte Carlo simulation and Black-Scholes option pricing model, respectively, using the following assumptions:

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Expected life (in years)	3.95	3.75	0	0
Weighted-average volatility	47.16 %	65 %	— %	— %
Risk-free interest rate	4.19 %	3.94 %	— %	— %
Expected dividend yield	— %	— %	— %	— %

The Company uses historical data to estimate the expected life within the valuation model. Expected volatility is based on historical volatility of the price of guideline public companies shares over the expected life of the equity instrument. The risk-free rate of interest is based on U.S. Treasury Constant Maturity yields over the expected life of the equity instrument. The expected dividend yield is based on actual dividends paid per share and the price of the Company's common stock.

Options outstanding and exercisable as of December 31, 2024 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value [1]
		(per share)	(in years)	
Outstanding at January 1, 2024	0.6	$ 30.00		
Expired or forfeited	(0.1)	$ 30.90		
Exercised	—	$ —		
Granted	0.6	$ 33.15		
Outstanding at December 31, 2024	1.1	$ 31.58	6.3	$ —
Options exercisable at December 31, 2024	0.1	$ 30.00	3.7	$ —

[1] The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing share price on the last trading day of the year in 2024 and the exercise price, multiplied by the number of "in-the-money" options) that would have been received by the option holders had all option holders exercised their options on December 31, 2024. The amount of aggregate intrinsic value will change based on the fair market value of the Company's common stock.

The aggregate intrinsic value of options exercised was minimal for the year ended December 31, 2024, the period from August 12, 2023 through December 31, 2023, the period January 1, 2023 through August 11, 2023 and the year ended December 31, 2022. The weighted-average, grant-date fair value of stock options granted for the year ended December 31, 2024 was $12.41.

Restricted Stock Units
Each RSU provides for the issuance of one share of common stock of the Company at no cost to the holder and are granted to both employees and non-employee directors. RSUs either cliff vest after one year or vest per annum over a three or four-year period. Non-vested employee RSUs are forfeited upon termination unless the Board of Directors determines otherwise.

Non-vested RSUs outstanding as of December 31, 2024 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2024	0.3	$ 29.00
Forfeited	—	$ —
Vested	(0.1)	$ 29.00
Granted	0.4	$ 34.66
Non-vested at December 31, 2024	0.6	$ 32.60

The weighted-average grant-date fair value of RSUs granted for the year ended December 31, 2024,the period from August 12, 2023 to December 31, 2023, the period from January 1, 2023 to August 11, 2023, and the year ended December 31, 2022 was $34.66, $29.00, $0.0 and $6.57, respectively. The total fair value of RSUs vested during the year ended December 31, 2024, the period from August 12, 2023 to December 31, 2023, the period from January 1, 2023 to August 11, 2023, and the year ended December 31, 2022 was $2.0, $0.0, $8.2 and $11.0, respectively.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Performance Shares

In the Predecessor Periods, performance shares were granted to employees and vested based on the achievement of certain performance objectives, as determined by the Board of Directors. Each performance share earned entitled the holder to one share of common stock of the Company. The Company's performance shares included performance objectives that were assessed after a period of four years as well as performance objectives that were assessed annually over a period of four years. No shares were vested unless certain performance threshold objectives were met.

The weighted-average grant-date fair value of performance shares granted for the year ended December 31, 2022 was $7.28. No performance shares were granted in the period from January 1, 2023 to August 11, 2023, the period from August 12, 2023 to December 31, 2023 or the year ended December 31, 2024.

Liability Awards

In addition to the equity awards described above, the Company has certain performance and service-based awards that will be settled in cash and are accounted for as liabilities. The total compensation expense for these awards was $11.6, $1.8, $3.8 and $(4.7) for year ended December 31, 2024, the period from August 12, 2023 to December 31, 2023, the period from January 1, 2023 to August 11, 2023 and the year ended December 31, 2022, respectively. These awards vest ratably or cliff vest over a three-year period.

NOTE 6: INCOME TAXES

The following table presents components of (loss) income from operations before taxes:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Domestic	$ (195.8)	$ (67.1)	$ 797.1	$ (413.2)
Foreign	243.1	62.6	655.7	(25.4)
Total	$ 47.3	$ (4.5)	$ 1,452.8	$ (438.6)

The following table presents the components of income tax expense (benefit):

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Current				
U.S. federal	$ 6.8	$ (1.5)	$ (3.7)	$ 8.5
Foreign	59.1	33.0	14.4	43.3
State and local	6.5	(0.4)	—	4.0
Total current	72.4	31.1	10.7	55.8
Deferred				
U.S. federal	(15.7)	(27.1)	29.5	62.5
Foreign	11.6	(11.7)	42.0	22.4
State and local	(4.0)	(7.0)	8.2	8.5
Total deferred	(8.1)	(45.8)	79.7	93.4
Income tax expense (benefit)	$ 64.3	$ (14.7)	$ 90.4	$ 149.2

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Income tax expense (benefit) attributable to income (loss) from operations before taxes differed from the amounts computed by applying the U.S. federal income tax rate of 21 percent to pre-tax loss from operations. The following table presents these differences:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Statutory tax expense (benefit)	$ 9.9	$ (0.9)	$ 305.1	$ (92.1)
State and local taxes (net of federal tax benefit)	2.2	(5.1)	8.4	(17.6)
Brazil non-taxable incentive	—	(3.3)	(0.6)	(4.6)
Valuation allowances	6.6	1.1	(194.0)	209.8
Goodwill impairment	—	—	—	9.3
Foreign tax rate differential	17.4	1.5	47.3	(4.6)
Tax on unremitted foreign earnings	(3.5)	1.5	6.8	4.2
Change to uncertain tax positions	(3.2)	—	(1.8)	1.8
U.S. taxed foreign income	6.3	(9.2)	23.6	17.1
Non-deductible (non-taxable) items	17.2	16.2	65.8	15.5
Reorganization/Fresh Start reporting	—	(21.5)	(170.9)	—
Prior year deferred true up	(1.5)	1.0	(6.1)	—
Return to provision	3.6	(1.2)	8.4	3.3
Withholding tax and other taxes	9.2	5.1	0.6	5.4
Other	0.1	0.1	(2.2)	1.7
Income tax expense (benefit)	$ 64.3	$ (14.7)	$ 90.4	$ 149.2

The effective tax rate for the year ended December 31, 2024 was 135.9 percent. The effective rate differed from the U.S. federal statutory rate due to variations in the geographical mix of earnings, non-deductible expenses, U.S. tax on foreign income, and withholding taxes.

The effective tax rate for the period from August 12, 2023 through December 31, 2023 was 326.7 percent. Significant differences from the U.S. federal statutory rate included non-deductible expenses, U.S. tax on foreign income, withholding taxes, and impact of the reorganization, all of which have a significant impact on the effective tax rate due to the minimal pre-tax income.

The effective tax rate for the period from January 1 to August 11, 2023 was 6.2 percent. The effective tax rate differed compared to the U.S. federal statutory rate due to the tax impacts of reorganization and fresh-start adjustments, including adjustments to the Company's valuation allowance and permanent differences.

The effective tax rate for the year ended December 31, 2022 was (34.0) percent. Tax expense items contributing to the difference from the U.S. federal income tax rate included valuation allowances, U.S. tax on foreign income, non-deductible expenses, goodwill impairments, withholding taxes, changes to uncertain tax position accruals and other items. These items were partially offset by benefits of utilization of U.S. foreign tax credits, nontaxable incentives, and foreign rate differential.

The Company recognizes the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination by authorities. Recognized tax positions are measured at the largest amount of benefit that is more likely than not of being realized upon settlement.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Details of the unrecognized tax benefits are as follows:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Balance at beginning of the period	$ 52.6	$ 52.7	$ 52.1	$ 55.1
Increases (decreases) related to prior year tax positions, net	4.7	—	0.6	(1.7)
Settlements	—	—	—	(0.7)
Reductions due to lapse of applicable statute of limitations	(1.9)	(0.1)	—	(0.6)
Balance the end of the period	$ 55.4	$ 52.6	$ 52.7	$ 52.1

Of the Company's $55.4 unrecognized tax benefits as of December 31, 2024, if recognized, $15.4 would affect the Company's effective tax rate. The remaining $40.0 relates to a prior year tax return position, which if recognized, would be offset by changes in valuation allowances and have no effect on the Company's effective tax rate.

The Company classifies interest expense and penalties related to the underpayment of income taxes in the consolidated financial statements as income tax expense. As of December 31, 2024 and 2023, accrued interest and penalties related to unrecognized tax benefits totaled $0.9 and $1.4, respectively.

Within the next 12 months, we expect unrecognized tax benefits to reduce by approximately $6.0 related to the anticipated closing of open tax examinations.

Tax years prior to 2018 are closed by statute for U.S. federal tax purposes. The Company is subject to tax examination in various U.S. state jurisdictions for tax years 2012 to the present. In addition, the Company is subject to a German tax audit for tax years 2018-2020, and other various foreign jurisdictions for tax years 2013 to the present.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

	2024		2023	
Deferred tax assets				
Accrued expenses	$	139.3	$	96.8
Warranty accrual		6.5		7.5
Deferred compensation		2.0		—
Allowances for doubtful accounts		3.7		2.0
Inventories		17.0		22.6
Deferred revenue		26.7		31.3
Pensions, post-retirement and other benefits		45.5		50.7
Capitalized R&D		29.8		21.1
Tax credits		6.0		7.3
Net operating loss carryforwards		99.8		127.9
Capital loss carryforwards		1.3		1.2
State deferred taxes		7.0		6.3
Lease liability		30.6		21.8
Other		3.4		7.4
		418.6		403.9
Valuation allowances		(213.4)		(233.6)
Net deferred tax assets	$	205.2	$	170.3
Deferred tax liabilities				
Property, plant and equipment, net	$	15.4	$	33.5
Goodwill and intangible assets		226.6		203.9
Undistributed earnings		38.0		43.4
Right-of-use assets		32.0		22.7
Other		0.5		0.3
Net deferred tax liabilities		312.5		303.8
Net deferred tax liabilities	$	(107.3)	$	(133.5)

Deferred income taxes reported in the consolidated balance sheets as of December 31 are as follows:

	2024		2023	
Deferred income taxes - assets	$	69.5	$	71.4
Deferred income taxes - liabilities		(176.8)		(204.9)
Net deferred tax liabilities	$	(107.3)	$	(133.5)

As of December 31, 2024, the Company had domestic and international net operating loss (NOL) carryforwards of $386.3, resulting in an NOL deferred tax asset of $105.1. Of these NOL carryforwards, $136.2 expire at various times between 2025 and 2045 and $250.1 does not expire.

The Company recorded a valuation allowance to reflect the estimated amount of certain U.S., foreign and state deferred tax assets that, more likely than not, will not be realized. The net change in total valuation allowance for the year ended December 31, 2024, the Successor Period ended December 31, 2023 and the Predecessor Period ended August 11, 2023 were decreases of $20.2, $46.6 and $188.1, respectively. The 2024 valuation allowance decrease was driven primarily by utilization of foreign net operating losses and certain valuation allowance releases. Of the total 2024 net decrease of $20.2, the Company recorded $5.1 to tax expense, approximately $15.1 was recorded to shareholder's equity.

For the year ended December 31, 2024 and as well as for the Successor Period ended December 31, 2023 and the Predecessor Period ended August 11, 2023, provisions were made for foreign withholding taxes and estimated foreign income taxes which

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

may be incurred upon the remittance of certain undistributed earnings in foreign subsidiaries and foreign unconsolidated affiliates. Provisions have not been made for income taxes on $440.4 of undistributed earnings at December 31, 2024 in foreign subsidiaries and corporate joint ventures that were deemed permanently reinvested. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because such liability, if any, depends on certain circumstances existing if and when remittance occurs. A deferred tax liability will be recognized if and when the Company no longer plans to permanently reinvest these undistributed earnings.

The Company's undistributed earnings in foreign subsidiaries that are deemed permanently reinvested decreased compared to the prior-year amount and was primarily impacted by current year distributions.

NOTE 7: INVENTORIES

Major classes of inventories at December 31 are summarized as follows:

	2024	2023
Raw materials and work in process	$ 170.3	$ 174.0
Finished goods	183.9	242.0
Total product inventories	354.2	416.0
Service parts	173.9	173.8
Total inventories	$ 528.1	$ 589.8

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment, at cost less accumulated depreciation and amortization as of December 31:

	Estimated Useful Life (years)	2024	2023
Land and land improvements	(1)	$ 17.2	$ 21.6
Buildings and building improvements	15-30	47.3	48.0
Machinery, tools and equipment	3-12	32.2	34.8
Leasehold improvements (2)	10	3.5	6.6
Computer equipment	3-5	13.2	17.1
Computer software	5-10	5.2	6.1
Furniture and fixtures	5-8	15.9	18.0
Tooling	5	21.9	11.7
Construction in progress		13.5	9.4
Total property plant and equipment, at cost		$ 169.9	$ 173.3
Less accumulated depreciation and amortization		41.8	14.3
Total property plant and equipment, net		$ 128.1	$ 159.0

(1) Estimated useful life for land and land improvements is perpetual and 15 years, respectively.
(2) The estimated useful life for leasehold improvements is the lesser of 10 years or the term of the lease.

Depreciation expense is computed on a straight-line basis over the estimated useful lives of the related assets. Depreciation expense was as follows:

	Successor		Predecessor
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Depreciation expense	$ 29.5	$ 16.2	$ 18.3

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

NOTE 9: INVESTMENTS

The Company's investments, primarily in Brazil, consist of certificates of deposit that are recorded at fair value based upon quoted market prices. Changes in fair value are recognized in interest income, determined using the specific identification method, and were minimal. There were no gains from the sale of securities or proceeds from the sale of securities prior to the maturity date for the year ended December 31, 2024.

The Company has deferred compensation plans that enable certain employees to defer receipt of a portion of their cash, 401(k) or share-based compensation and enable non-employee directors to defer receipt of director fees at the participants' discretion. For deferred cash-based compensation, the Company established rabbi trusts (refer to Note 20), which are recorded at fair value of the underlying securities within securities and other investments. The related deferred compensation liability is recorded at fair value within other long-term liabilities. Realized and unrealized gains and losses on marketable securities in the rabbi trusts are recognized in interest income.

The Company's investments subject to fair value measurement consist of the following:

	Cost Basis	Unrealized Gain	Fair Value
As of December 31, 2024			
Short-term investments			
Certificates of deposit	$ 16.9	$ —	$ 16.9
Long-term investments			
Assets held in a rabbi trust	$ 2.2	$ 0.9	$ 3.1
As of December 31, 2023			
Short-term investments			
Certificates of deposit	$ 13.4	$ —	$ 13.4
Long-term investments:			
Assets held in a rabbi trust	$ 2.3	$ 0.6	$ 2.9

Securities and other investments also includes cash surrender value of insurance contracts of $3.9 and $3.6 as of December 31, 2024 and 2023, respectively.

The Company has certain non-consolidated joint ventures that are not significant subsidiaries and are accounted for under the equity method of accounting. The Company owns 48.1 percent of Inspur Financial Information System Co., Ltd. (Inspur JV) and 49.0 percent of Aisino-Wincor Retail & Banking Systems (Shanghai) Co., Ltd. (Aisino JV). The Company engages in transactions in the ordinary course of business with the respective joint ventures. As of December 31, 2024, the Company had accounts receivable due from and accounts payable due to these joint ventures of $11.5 and $27.0, respectively, which are included in trade receivables, less allowances for doubtful accounts and accounts payable on the consolidated balance sheets.

NOTE 10: GOODWILL AND INTANGIBLE ASSETS

Predecessor
The sustained decline in the Company's stock price during the Predecessor Periods and its market capitalization, in addition to substantial doubt about the Company's ability to continue as a going concern were in combination considered a triggering event indicating that it was possible that the fair value of the reporting units could be less than their carrying amounts, including goodwill. This trigger was identified as of March 31, 2023 and the facts and circumstances continued to be present through the date the Company emerged from the Restructuring Proceedings. The Predecessor performed an interim quantitative goodwill impairment test as of March 31, 2023 using a combination of the income valuation and market approach methodologies. The determination of the fair value of the reporting units requires significant estimates and assumptions, including significant unobservable inputs. The key inputs included, but were not limited to, discount rates, terminal growth rates, market multiple data from selected guideline public companies, management's internal forecasts which include numerous assumptions such as projected net sales, gross profit, sales mix, operating and capital expenditures and earnings before interest and taxes margins, among others.

No impairment resulted from the interim quantitative goodwill impairment test. As of the interim impairment testing date of March 31, 2023, the indicated fair value was in excess of carrying value for both the Banking and Retail segments by approximately 43 percent and 34 percent, respectively.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The filing of the Chapter 11 Cases and Chapter 15 Proceedings were considered a continuation of the triggering event identified at March 31, 2023 in which it was indicated that it was possible that the fair value of the reporting units could be less than their carrying amounts, including goodwill. A quantitative analysis was performed and no impairment resulted in the Predecessor Periods.

Successor
The excess of the Successor's reorganization value over the fair value of identified tangible and intangible assets as of the Effective Date is reported separately on the Company's consolidated balance sheets as goodwill.

We performed a quantitative assessment of our Banking and Retail reporting units as of October 1, 2024. As part of this analysis, we evaluated factors including, but not limited to, our market capitalization and stock price performance, macro-economic conditions, market and industry conditions, cost factors, the competitive environment, and the operational stability and overall financial performance of the reporting units. The assessment indicated that it was more likely than not that the fair value of the Banking and Retail reporting units exceeded their respective carrying values.

The changes in the carrying amount of goodwill are as follows:

	Banking	Retail	Total
Goodwill	$ 903.6	$ 269.6	$ 1,173.2
Accumulated impairment losses	(413.7)	(57.2)	(470.9)
Balance at January 1, 2023 (Predecessor)	$ 489.9	$ 212.4	$ 702.3
Currency translation adjustment	8.5	3.5	12.0
Fresh Start adjustment to goodwill	(444.0)	(124.6)	(568.6)
Fresh Start adjustment to accumulated impairment losses	$ 413.7	$ 57.2	$ 470.9
Balance at August 12, 2023 (Successor)	$ 468.1	$ 148.5	$ 616.6
Currency translation adjustment	—	(0.1)	(0.1)
Divestiture	—	(4.2)	(4.2)
Balance at December 31, 2023 (Successor)	$ 468.1	$ 144.2	$ 612.3
Currency translation adjustment	(19.7)	(6.2)	(25.9)
Balance at December 31, 2024 (Successor)	$ 448.4	$ 138.0	$ 586.4

Intangible Assets. Intangible assets consists of net capitalized software development costs, patents, trademarks and other intangible assets. Where applicable, intangible assets are stated at cost and, if applicable, are amortized ratably over the relevant contract period or the estimated life of the assets. Fees to renew or extend the term of the Company's intangible assets are expensed when incurred.

The following summarizes information on intangible assets by major category:

	Weighted-average remaining useful lives	December 31, 2024			December 31, 2023		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships, net	16.3 years	$ 523.8	$ (41.1)	$ 482.7	$ 555.5	$ (12.5)	$ 543.0
Trademarks and trade names	17.4 years	114.5	(8.5)	106.0	118.8	(2.6)	116.2
Capitalized software development	3.8 years	46.9	(6.1)	40.8	22.0	(1.1)	20.9
Technology know-how and development costs non-software	4.9 years	186.2	(41.3)	144.9	193.3	(12.5)	180.8
Other	0.2 years	38.3	(34.1)	4.2	40.6	(10.2)	30.4
Other intangible assets, net		385.9	(90.0)	295.9	374.7	(26.4)	348.3
Total		$ 909.7	$ (131.1)	$ 778.6	$ 930.2	$ (38.9)	$ 891.3

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Costs incurred for the development of external-use software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other assets and are amortized on a straight-line basis over the estimated useful lives ranging from three to five years. Amortization begins when the product is available for general release. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility or after general release are expensed as incurred. The Company performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. If future revenue does not support the unamortized program costs, the amount by which the unamortized capitalized cost of a software product exceeds the net realizable value is impaired.

The following table identifies the activity relating to total capitalized software development:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Beginning balance	$ 20.9	$ 13.8	$ 42.5	$ 43.2
Capitalization	23.0	9.8	13.1	28.7
Amortization	(3.5)	(1.8)	(12.4)	(14.1)
Impairment	—	—	—	(9.8)
Other	0.4	(0.9)	(6.1)	(5.5)
Fresh Start Accounting Adjustments	—	—	(23.3)	—
Ending balance	$ 40.8	$ 20.9	$ 13.8	$ 42.5

The Company's total amortization expense, excluding deferred financing costs, was $103.7, $42.8, $59.0 and $96.2 for the year ended December 31, 2024 (Successor), the period from August 12, 2023 through December 31, 2023 (Successor), the period from January 1, 2023 through August 11, 2023 (Predecessor), and the year ended December 31, 2022 (Predecessor), respectively. The expected annual amortization expense is as follows:

	Estimated amortization
2025	$ 82.3
2026	78.0
2027	78.0
2028	78.0
2029	59.4
Thereafter	402.9
	$ 778.6

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

NOTE 11: PRODUCT WARRANTIES

The Company provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts.

Changes in the Company's warranty liability balance are illustrated in the following table:

	Successor		Predecessor
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Beginning balance	$ 28.0	$ 26.6	$ 28.3
Accruals	40.1	16.3	18.8
Settlements	(43.7)	(14.6)	(21.9)
Currency translation	(1.9)	(0.3)	1.4
Ending balance	$ 22.5	$ 28.0	$ 26.6

NOTE 12: RESTRUCTURING

In the fourth quarter of 2023, the Company completed the 2022 initiative that was announced in the second quarter of 2022. The focus was to streamline operations, drive efficiencies and digitize processes. The savings realized were in line with expectations. The most significant expense of the initiative related to severance payments, while the remainder of the expenses incurred primarily relate to transitioning personnel and consultant fees in relation to the transformation process.

Also during the fourth quarter of 2023, the Company introduced its continuous improvement initiative, noting that the Company is focused on consistently innovating its solutions to support a better transaction experience for consumers at bank and retail locations while simultaneously streamlining cost structures and business processes through the integration of hardware, software and services. The total amount expected to be incurred in relation to the continuous improvement initiative is $140, which includes $43 and $12 related to our Banking and Retail segments, respectively. The most significant expense of the year ended December 31, 2024 primarily relate to transitioning personnel and consultant fees in relation to the improvement process. Total restructuring charges for the year ended December 31, 2024 for the Banking and Retail segments were $20.0 and $7.8, respectively.

The following table summarizes the impact of the Company's restructuring charges on consolidated statements of operations:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Cost of sales - services	$ 24.6	$ (1.4)	$ 5.3	$ 7.7
Cost of sales - products	3.2	(1.5)	0.8	13.1
Selling and administrative expense	72.0	25.4	29.4	94.4
Research, development and engineering expense	4.6	0.1	1.5	9.0
Impairment of assets and other	1.7	—	1.9	—
Total	$ 106.1	$ 22.6	$ 38.9	$ 124.2

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table summarizes the Company's restructuring severance accrual balance and related activity:

Balance at January 1, 2022 (Predecessor)	$	35.3
Liabilities incurred		62.5
Liabilities paid/settled		(53.6)
Balance at December 31, 2022 (Predecessor)	$	44.2
Liabilities incurred		6.8
Liabilities paid/settled		(37.0)
Other	$	0.4
Balance as of August 12, 2023 (Successor)	$	14.4
Liabilities incurred		5.3
Liabilities paid/settled		(9.4)
Balance at December 31, 2023 (Successor)	$	10.3
Liabilities incurred		32.8
Liabilities paid/settled		(26.9)
Other		(0.3)
Balance at December 31, 2024 (Successor)	$	15.9

NOTE 13: DEBT

Outstanding debt balances were as follows:

	December 31, 2024	December 31, 2023
Notes payable – current		
Other	$ 0.2	$ 0.3
	$ 0.2	$ 0.3
Long-term debt		
Exit Facility	$ —	$ 1,250.0
2030 Senior Secured Notes	950.0	—
Other	15.8	3.6
	$ 965.8	$ 1,253.6
Long-term deferred financing fees	(38.5)	(1.2)
	$ 927.3	$ 1,252.4

2024 Refinancing Activities

Senior Secured Notes Due 2030 (the 2030 Senior Secured Notes)
On December 18, 2024, the Company issued $950.0 in aggregate principal amount 7.75% Senior Secured Notes in 2030 to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. The 2030 Senior Secured Notes were issued at par.

The 2030 Senior Secured Notes were issued pursuant to an indenture, dated as of December 18, 2024 (the Indenture), among the Company, as issuer, the subsidiaries of the Company named therein as guarantors, and Regions Bank, as trustee and notes collateral agent.

The 2030 Senior Secured Notes are the senior secured obligations of the Company and are guaranteed, on a senior secured basis, jointly and severally, by (i) as of the issue date of the 2030 Senior Secured Notes, each of the Company's subsidiaries that is a borrower under or guarantees the obligations under the New Revolving Credit Facility (as defined below) and (ii) following the issue date of the 2030 Senior Secured Notes, any of the Company's existing or future wholly owned domestic subsidiaries (other than certain excluded subsidiaries) that is a borrower under or guarantees the obligations under the New Revolving Credit Facility or incurs or guarantees certain capital markets indebtedness (the Guarantors). Additionally, the 2030 Senior Secured Notes and the related guarantees are secured by first-priority liens on substantially all of the tangible and intangible assets of the Company and the Guarantors, in each case subject to certain exclusions and permitted liens, which collateral also secures, on a pari passu basis, the New Revolving Credit Facility.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The 2030 Senior Secured Notes bear interest at the rate of 7.75% per annum, which accrues from December 18, 2024 and is payable in arrears on March 31 and September 30 of each year, commencing on March 31, 2025. The 2030 Senior Secured Notes mature on March 31, 2030, unless earlier redeemed or repurchased, and are subject to the terms and conditions set forth in the Indenture.

The Company may redeem some or all of the 2030 Senior Secured Notes at the redemption prices and term specified in the Indenture. If the Company or any of its restricted subsidiaries sells certain of its assets or if the Company experiences specific kinds of changes of control and a ratings event, then the Company must offer to repurchase the 2030 Senior Secured Notes on the terms set forth in the Indenture.

The Indenture contains certain customary covenants that, among other things, limit the Company's and its restricted subsidiaries' ability to incur indebtedness, pay dividends, repurchase or redeem capital stock or make other restricted payments, make certain investments, incur liens, sell assets, enter into restrictions affecting the ability of restricted subsidiaries that are non-Guarantors to make distributions, loans or advances or transfer assets to the Company or the Guarantors, enter into transactions with their affiliates, designate restricted subsidiaries as unrestricted subsidiaries, merge or consolidate with other persons or transfer all or substantially all of their assets.

New Revolving Credit Agreement
On December 18, 2024, the Company entered into a new credit agreement (the New Credit Agreement), with certain financial institutions as lenders and Goldman Sachs Bank USA as administrative agent and collateral agent, providing for, among other things, a new $310.0 revolving credit facility maturing on December 18, 2029 (the New Revolving Credit Facility).

The Company may repay the loans under the New Revolving Credit Facility at any time. Amounts borrowed and repaid under the New Revolving Credit Facility may be reborrowed. As of December 31, 2024, no amounts were outstanding on the New Revolving Credit Facility.

The obligations of the Company under the New Revolving Credit Facility are guaranteed by the Guarantors. The New Revolving Credit Facility and related guarantees are secured by first-priority liens on substantially all of the tangible and intangible assets of the Company and the Guarantors, in each case subject to certain exclusions and permitted liens, which collateral also secures, on a pari passu basis, the 2030 Senior Secured Notes.

Loans under the New Revolving Credit Facility bear interest at an adjusted secured overnight financing rate plus a margin of 2.75% to 3.50% per annum or an adjusted base rate plus a margin of 1.75% to 2.50% per annum, in each case based on the consolidated first lien debt ratio of the Company and its restricted subsidiaries.

The New Revolving Credit Facility includes conditions precedent, representations and warranties, affirmative and negative covenants and events of default that are customary for financings of this type and size.

December 2024 Refinancing
On December 18, 2024, the Company borrowed $70.0 under the New Revolving Credit Facility. Proceeds from borrowings under the New Revolving Credit Facility, along with proceeds from the issuance of the 2030 Senior Secured Notes and cash on hand were used to (i) to repurchase all of the term loans under the Exit Facility (as described above), (ii) repay all of the borrowings outstanding under the Prior Revolving Credit Facility (as described above), and (iii) pay all related premiums, fees, and expenses (collectively, the December 2024 Refinancing).

The Company evaluated the issuance of the 2030 Senior Secured Notes, the entry into of the New Credit Agreement and the borrowings and the repayment of the Exit Facility and the Prior Revolving Credit Facility under the modification and extinguishment guidance in accordance with ASC 470 - Debt.

The December 2024 Refinancing was accounted for as a partial modification, partial extinguishment and new debt issuance at the syndicated lender level. Based on the application of the loan modification and extinguishment guidance within ASC 470, the Company has accounted for $136.6 of the loan principal under the Exit Facility as an extinguishment of debt and $478.8 of the loan principal under the 2030 Senior Secured Notes as issuance of new debt. The remaining loan principal on the Exit Facility was treated as a loan modification in accordance with ASC 470. As a result, the Company recorded a loss on the extinguishment of debt in the amount of $7.1. This amount is comprised of the write-off of prior unamortized costs related to the Prior Revolving Credit Facility, third-party costs expensed for modified lenders, and penalty fees and lender fees for extinguished lenders of the Exit Facility.

In connection with the December 2024 Refinancing, the Company capitalized $32.2 of lender and third-party costs related to the 2030 Senior Secured Notes, including $0.7 of prior unamortized costs related to the Exit Facility.

The Company incurred $3.9 in lender and third-party fees related to the New Revolving Credit Facility. Based on the results of the revolver capacity test performed in accordance with ASC 470, the Company capitalized $3.6 of these issuance costs and continued to defer $2.9 of prior unamortized costs from the Prior Revolving Credit Facility.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

DIP Facility and Exit Credit Agreement
On June 5, 2023, the Company, as borrower, entered into the credit agreement governing a $1,250.0 senior secured superpriority debtor-in-possession term loan credit facility (DIP Facility), along with certain financial institutions party thereto, as lenders (the DIP Lenders), and GLAS USA LLC, as administrative agent, and GLAS Americas LLC, as collateral agent (the DIP Credit Agreement), and the closing of the DIP Facility occurred on the same day. The DIP Facility provided for two tranches of term loans to be made on the closing date of the DIP Facility: (i) a $760.0 Term B-1 tranche and (ii) a $490.0 Term B-2 tranche.

On June 5, 2023, the proceeds of the DIP Facility were used, among others, to: (i) repay in full the term loan obligations, including a make-whole premium, under a superpriority secured term loan facility and (ii) repay in full an asset-based revolving credit facility and cash collateralize letters of credit thereunder. The payment for the superpriority facility totaled $492.3 and was comprised of $401.3 of principal and interest, $20.0 of premium, and a make-whole amount of $71.0. The payment for the asset-based revolving credit facility, including an additional tranche of commitments consisting of a senior secured "last out" term loan facility, and the cash collateralization of the letters of credit thereunder totaled $241.0 and was comprised of $211.2 of principal and interest and $29.8 of the cash collateralized letters of credit.

The DIP Facility provided for the following premiums and fees, as further described in the DIP Credit Agreement: (i) a participation premium equal to 10.00% of new common stock upon reorganization (subject only to dilution on account of the management incentive plan contemplated by the U.S. Plan); (ii) a backstop premium equal to 13.50% of new common stock; (iii) an upfront premium equal to 7.00% of new common stock and (iv) an additional premium equal to 7.00% of new common stock. Per the terms of the agreement, the backstop premium, the upfront premium and the additional premium were considered earned on May 30, 2023, and the participation premium was earned on the closing date in respect of the DIP Facility (i.e., June 5, 2023). As of June 30, 2023, the Company estimated the value of the DIP Facility premium based upon the midpoint of the equity value contained in the Disclosure Statement associated with the U.S. Plan.

On the Effective Date (i.e., August 11, 2023), the Company, as borrower, entered into a credit agreement (the Exit Credit Agreement) governing its $1,250.0 senior secured term loan credit facility (the Exit Facility) along with the DIP Lenders, GLAS USA LLC, as administrative agent, and GLAS Americas LLC, as collateral agent.

Concurrently with the closing of the Exit Facility, the Company's existing $1,250.0 DIP Facility was terminated and the loans outstanding under the DIP Facility were converted into loans outstanding under the Exit Facility (the Conversion), and the liens and guarantees, including all guarantees and liens granted by certain subsidiaries of the Company that are organized in the United States and in certain foreign jurisdictions, granted under the DIP Facility were automatically terminated and released.

In connection with the Conversion, the entire $1,250.0 under the Exit Facility was deemed drawn on the Effective Date.

As described above, on December 18, 2024, the Company used proceeds from the borrowings under the New Revolving Credit Facility, proceeds from the issuance of the 2030 Senior Secured Notes and cash on hand to repurchase all of the term loans under the Exit Facility.

Lines of Credit
The Company had various international, short-term lines of credit with borrowing limits aggregating to $16.8 and $8.2 as of December 31, 2024 and 2023, respectively. The remaining amount available under the short-term uncommitted lines at December 31, 2024 and 2023 was $16.8 and $8.2. Short-term uncommitted lines mature in less than one year. These lines of credit support working capital, vendor financing and foreign exchange derivatives.

Prior Revolving Credit Facility
On February 13, 2024, the Company, as borrower, entered into a credit agreement (the Prior Credit Agreement) with certain financial institutions party thereto, as lenders, and PNC Bank, National Association, as administrative agent and collateral agent. The Prior Credit Agreement provides for a superior-priority senior secured revolving credit facility (the Prior Revolving Credit Facility) in an aggregate principal amount of $200.0, which includes a $50.0 letter of credit sub-limit and a $20.0 swing loan sub-limit. Borrowings under the Prior Revolving Credit Facility were permitted to be used by the Company for (i) the Repayment (as defined below) and (ii) general corporate purposes and working capital. As of the effective date of the Prior Credit Agreement, the Prior Revolving Credit Facility was fully drawn.

Concurrently with the closing of the Prior Revolving Credit Facility, the Company prepaid (the Repayment) $200.0 of outstanding principal of its senior secured term loans under the Exit Credit Agreement.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The cash flows related to debt borrowings and repayments were as follows:

	Successor		Predecessor
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Prior Revolving Credit Facility Borrowings	$ 200.0	$ —	$ —
Prior Revolving Credit Facility Repayments	$ (200.0)	$ —	$ —
New Revolving Credit Facility Borrowings	$ 70.0	$ —	$ —
New Revolving Credit Facility Repayments	$ (70.0)	$ —	$ —
Other debt borrowings			
FILO	$ —	$ —	$ 58.9
Proceeds from Exit Financing	—	—	1,250.0
Proceeds from 2030 Senior Secured Notes	950.0	—	—
International short-term uncommitted lines of credit borrowings	0.4	5.0	4.4
	$ 950.4	$ 5.0	$ 1,313.3
Other debt repayments			
Payments on Exit Financing	$ (1,250.0)	$ —	$ —
Payments on Term Loan B Facility - USD under the Credit Agreement	—	—	(1.3)
Payments on Term Loan B Facility - Euro under the Credit Agreement	—	—	(0.3)
Repayment of ABL, net	—	—	(188.3)
Repayment of FILO	—	—	(58.9)
Repayment of 2025 Superpriority Term Loans	—	—	(400.6)
International short term uncommitted lines of credit and other repayments	(0.5)	(6.7)	(0.9)
	$ (1,250.5)	$ (6.7)	$ (650.3)

Below is a summary of financing facilities information:

	Interest Rate Index and Margin	Maturity/Termination Dates	Initial Term (Years)
2030 Senior Secured Notes	7.75%	March 2030	5.25
New Revolving Credit Facility[i]	SOFR + 2.75%-3.50%	December 2029	5.00

[i]   SOFR with a floor of 0.0 percent

Interest expense on the Company's debt instruments was $141.3, $64.7, $148.7 and $187.9 for the year ended December 31, 2024 (Successor), the period from August 12, 2023 through December 31, 2023 (Successor), the period from January 1, 2023 through August 11, 2023 (Predecessor), and the year ended December 31, 2022 (Predecessor), respectively.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

NOTE 14: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in the Company's AOCI, net of tax, by component:

	Translation	Foreign Currency Hedges	Interest Rate Hedges	Pension and Other Post-Retirement Benefits	Other	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2022 (Predecessor)	$ (352.1)	$ (1.9)	$ 5.3	$ (12.6)	$ 1.3	$ (360.0)
Other comprehensive income (loss) before reclassifications [1]	28.7	4.7	3.4	0.1	—	36.9
Amounts reclassified from AOCI	—	—	—	3.1	—	3.1
Fresh Start Accounting Adjustments	323.4	(2.8)	(8.7)	9.4	(1.3)	320.0
Net current period other comprehensive income (loss)	352.1	1.9	(5.3)	12.6	(1.3)	360.0
Balance at August 12, 2023 (Successor)	$ —	$ —	$ —	$ —	$ —	$ —
Other comprehensive income (loss) before reclassifications [2]	14.2	(0.1)	—	(0.1)	(0.4)	13.6
Amounts reclassified from AOCI	—	—	—	(6.0)	—	(6.0)
Net current period other comprehensive income (loss)	14.2	(0.1)	—	(6.1)	(0.4)	7.6
Balance at December 31, 2023 (Successor)	$ 14.2	$ (0.1)	$ —	$ (6.1)	$ (0.4)	$ 7.6
Other comprehensive income (loss) before reclassifications [3]	(125.8)	—	(0.1)	(0.1)	—	(126.0)
Amounts reclassified from AOCI	—	—	—	0.5	—	0.5
Net current period other comprehensive income (loss)	(125.8)	—	(0.1)	0.4	—	(125.5)
Balance at December 31, 2024 (Successor)	$ (111.6)	$ (0.1)	$ (0.1)	$ (5.7)	$ (0.4)	$ (117.9)

[1] Other comprehensive income (loss) before reclassifications within the translation component excludes $(9.7) of translation attributable to noncontrolling interests.

[2] Other comprehensive income (loss) before reclassifications within the translation component excludes $(0.2) of translation attributable to noncontrolling interests.

[3] Other comprehensive income (loss) before reclassifications within the translation component excludes $0.3 of translation attributable to noncontrolling interests.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table summarizes the details about amounts reclassified from AOCI:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	
	Amount Reclassified from AOCI	Amount Reclassified from AOCI	Amount Reclassified from AOCI	Affected Line Item in the Statement of Operations
Pension and post-retirement benefits:				
Net prior service benefit (cost) amortization (net of tax of $(0.7) and $(0.2) in the Successor Periods and $0.2 in the Predecessor Period, respectively)	0.2	0.4	(0.2)	(1)
Net actuarial gains (losses) recognized during the year (net of tax of $2.5 and $2.6 in the Successor Periods and $(4.9) in the Predecessor Period, respectively)	(0.9)	(6.5)	4.2	(1)
Net actuarial gains (losses) recognized due to settlement (net of tax of $(3.2) and $0.0 in the Successor Periods and $1.1 in the Predecessor Period, respectively)	1.2	0.1	(0.9)	(1)
Total reclassifications for the period	$ 0.5	$ (6.0)	$ 3.1	

(1) Pension and other post-retirement benefits AOCI components are included in the computation of net periodic benefit cost (refer to Note 16).

NOTE 15: DIVESTITURES

Successor Divestitures
During the Successor Period of 2023, the Company sold its non-core European retail business that had been classified as held for sale.

Predecessor Divestitures
In the first and second quarters of 2022, the Company received net proceeds of $5.8 and $4.7, respectively, from the German reverse vending business sale. The Company signed a divestiture agreement for its German reverse vending business in the fourth quarter of 2021, however the transaction had not closed as it was pending the regulatory process as of December 31, 2021. An impairment loss was recorded in 2021 related to this transaction for $1.3.

In the third quarter of 2022, the Company received $3.5 in cash proceeds related to the sale of IT assets with no book value.

In the fourth quarter of 2022, the Company received $2.7 in cash proceeds and recognized $1.9 of gain related to the sale of a building in Belgium.

NOTE 16: BENEFIT PLANS

Qualified Retirement Benefits. The Company has a qualified retirement plan covering certain U.S. employees that has been closed to new participants since 2003 and frozen since December 2013.

The Company has a number of non-U.S. defined benefit plans covering eligible employees located predominately in Europe, the most significant of which are German plans. Benefits for these plans are based primarily on each employee's salary. The obligations in Germany consist of employer funded pension plans and deferred compensation plans. With the employer funded pension plans each beneficiary receives, depending on individual pay-scale grouping, contractual classification, or income level, different yearly contributions. The contribution is multiplied by an age factor appropriate to the respective pension plan and credited to the individual retirement account of the employee. The retirement accounts may be used up at retirement by a one-time lump-sum payout.

The Company has other defined benefit plans outside the United States, which have not been mentioned here due to materiality.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Supplemental Executive Retirement Benefits. The Company has non-qualified pension plans in the United States to provide supplemental retirement benefits to certain officers, which have also been frozen since December 2013. Benefits are payable at retirement based upon a percentage of the participant's compensation, as defined.

Other Benefits. In addition to providing retirement benefits, the Company provides post-retirement healthcare and life insurance benefits (referred to as other benefits) for certain retired employees. Retired eligible employees in the United States may be entitled to these benefits based upon years of service with the Company, age at retirement and collective bargaining agreements. There are no plan assets and the Company funds the benefits as the claims are paid. The post-retirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates.

The following tables set forth the change in benefit obligation, change in plan assets, and funded status for the Company's U.S. defined benefit pension plans:

| | Successor | | Predecessor |
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Change in benefit obligation			
Benefit obligation at beginning of period	$ 362.3	$ 351.5	$ 359.8
Interest cost	19.1	7.6	11.9
Actuarial loss (gain)	5.4	10.1	(10.1)
Benefits paid	(21.0)	(6.9)	(10.1)
Settlements	(68.7)	—	—
Benefit obligation at end of period	297.1	362.3	351.5
Change in plan assets			
Fair value of plan assets at beginning of period	301.9	293.3	293.0
Actual return on plan assets	0.9	14.3	8.4
Employer contributions	3.0	1.2	2.0
Benefits paid	(21.0)	(6.9)	(10.1)
Settlements	(68.7)	—	—
Fair value of plan assets at end of period	216.1	301.9	293.3
Funded status	$ (81.0)	$ (60.4)	$ (58.2)

The following tables set forth the change in benefit obligation, change in plan assets, and funded status for the Company's non-U.S. defined benefit plans:

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

| | Successor | | Predecessor |
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Change in benefit obligation			
Benefit obligation at beginning of period	$ 326.1	$ 306.4	$ 297.5
Service cost	6.7	2.7	3.9
Interest cost	10.3	4.3	7.2
Actuarial loss (gain)	6.6	15.9	5.5
Plan participant contributions	1.2	0.1	1.1
Benefits paid	(6.8)	(2.9)	(4.6)
Plan amendments	(0.9)	(0.6)	—
Special termination benefits	0.5	—	—
Curtailment	—	—	(0.1)
Settlements	(23.5)	(2.9)	(16.8)
Foreign currency impact	(20.2)	3.4	12.7
Acquired benefit plans and other	—	(0.3)	—
Benefit obligation at end of period	300.0	326.1	306.4
Change in plan assets			
Fair value of plan assets at beginning of period	$ 348.6	$ 333.3	$ 325.3
Actual return on plan assets	39.1	15.2	14.5
Employer contributions	11.3	2.9	1.0
Plan participant contributions	1.2	0.1	1.1
Benefits paid	(6.8)	(2.9)	(4.6)
Foreign currency impact	(21.4)	2.9	12.8
Settlements	(23.5)	(2.9)	(16.8)
Fair value of plan assets at end of period	348.5	348.6	333.3
Funded status	$ 48.5	$ 22.5	$ 26.9

The following tables set forth the change in benefit obligation, change in plan assets, and funded status for the Company's other benefits:

| | Successor | | Predecessor |
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Change in benefit obligation			
Benefit obligation at beginning of period	$ 4.0	$ 4.1	$ 4.3
Interest cost	0.3	0.1	0.2
Actuarial loss (gain)	(0.2)	0.4	0.1
Benefits paid	(0.6)	(0.6)	(0.6)
Foreign currency impact	(0.3)	—	0.1
Benefit obligation at end of period	3.2	4.0	4.1
Change in plan assets			
Employer contributions	0.6	0.6	0.6
Benefits paid	(0.6)	(0.6)	(0.6)
Fair value of plan assets at end of period	—	—	—
Funded status	$ (3.2)	$ (4.0)	$ (4.1)

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table sets forth the consolidated balance sheet presentation for the Company's defined benefit pension plans and other benefits at and for the years ended December 31:

	2024	2023
Pension Benefits - U.S. Plans		
Noncurrent assets	$ 0.1	$ —
Current liabilities	3.2	—
Noncurrent liabilities [1]	77.9	60.4
Accumulated other comprehensive income (loss):		
Unrecognized net actuarial gain (loss) [2]	(19.8)	(2.1)
Net amount recognized	$ 61.2	$ 58.3
Pension Benefits - Non-U.S. Plans		
Noncurrent assets	$ 91.5	$ 70.3
Current liabilities	3.1	4.3
Noncurrent liabilities [1]	39.9	43.5
Accumulated other comprehensive income (loss):		
Unrecognized net actuarial gain (loss) [2]	11.5	(6.6)
Unrecognized prior service benefit (cost) [2]	1.4	0.6
Net amount recognized	$ (35.6)	$ (28.5)
Other Benefits		
Noncurrent assets	$ —	$ —
Current liabilities	0.4	0.4
Noncurrent liabilities [1]	2.8	3.6
Accumulated other comprehensive income (loss):		
Unrecognized net actuarial gain (loss) [2]	(0.2)	(0.5)
Net amount recognized	$ 3.0	$ 3.5

[1] Included in the consolidated balance sheets in pensions, post-retirement and other benefits.

[2] Represents amounts in accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table sets forth the change in accumulated other comprehensive income (loss) for the Company's defined benefit pension plans and other benefits:

	Successor		Predecessor
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Pension Benefits - U.S. Plans			
Balance at beginning of period	$ (2.1)	$ —	$ (77.3)
Net actuarial gains (losses) recognized during the period	(22.7)	(2.1)	7.9
Net actuarial gains (losses) occurring during the period	—	—	0.4
Net actuarial gains (losses) recognized due to settlement	5.0	—	—
Fresh Start Accounting Adjustments	—	—	69.0
Balance at end of period	$ (19.8)	$ (2.1)	$ —
Pension Benefits - Non-U.S. Plans			
Balance at beginning of period	$ (6.0)	$ —	$ 51.3
Prior service credit (cost) recognized during the period	0.9	0.6	(0.4)
Net actuarial gains (losses) recognized during the period	19.1	(6.5)	1.2
Net actuarial gains (losses) occurring during the period	—	—	(2.2)
Net actuarial gains (losses) recognized due to settlement	(0.6)	0.1	(2.0)
Foreign currency impact	(0.5)	(0.2)	2.2
Fresh Start Accounting Adjustments	—	—	(50.1)
Balance at end of period	$ 12.9	$ (6.0)	$ —
Other Benefits			
Balance at beginning of period	$ (0.5)	$ —	$ 5.6
Net actuarial gains (losses) recognized during the period	0.2	(0.5)	—
Net actuarial gains (losses) occurring during the period	—	—	(0.3)
Foreign currency impact	0.1	—	0.2
Fresh Start Accounting Adjustments	—	—	(5.5)
Balance at end of period	$ (0.2)	$ (0.5)	$ —

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table sets forth the components of net periodic benefit cost for the Company's defined benefit pension plans and other benefits:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Pension Benefits - U.S. Plans				
Interest cost	$ 19.1	$ 7.6	$ 11.9	$ 17.3
Expected return on plan assets	(18.1)	(6.0)	(11.0)	(21.2)
Recognized net actuarial (gain) loss	—	—	0.4	4.4
Settlement loss (gain)	5.0	—	—	14.3
Net periodic benefit cost	$ 6.0	$ 1.6	$ 1.3	$ 14.8
Pension Benefits - Non-U.S. Plans				
Service cost	$ 6.7	$ 2.7	$ 3.9	$ 8.9
Interest cost	10.3	4.3	7.2	4.1
Expected return on plan assets	(13.4)	(5.2)	(8.4)	(14.5)
Amortization of prior service cost	(0.1)	—	(0.5)	(0.4)
Recognized net actuarial loss (gain)	—	—	(2.2)	(1.6)
Curtailment loss	—	—	(0.1)	—
Settlement loss (gain)	(0.6)	0.1	(2.1)	(4.1)
Special termination benefits	0.5	—	—	—
Net periodic benefit cost	$ 3.4	$ 1.9	$ (2.2)	$ (7.6)
Other Benefits				
Service cost	$ —	$ —	$ —	$ —
Interest cost	0.3	0.1	0.2	0.2
Recognized net actuarial loss (gain)	—	—	(0.3)	(0.4)
Net periodic benefit cost	$ 0.3	$ 0.1	$ (0.1)	$ (0.2)

The following table represents information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2024		2023	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Projected benefit obligation	$ 296.1	$ 200.2	$ 362.3	$ 216.2
Accumulated benefit obligation	$ 296.1	$ 186.3	$ 362.3	$ 203.6
Fair value of plan assets	$ 215.0	$ 62.6	$ 301.9	$ 63.7

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table represents the weighted-average assumptions used to determine benefit obligations:

| | Successor | | Predecessor |
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Pension Benefits - U.S. Plans			
Discount rate	5.73%	5.52%	5.69%
Rate of compensation increase	N/A	N/A	N/A
Pension Benefits - Non-U.S. Plans			
Discount rate	4.47%	4.87%	4.76%
Rate of compensation increase	4.17%	4.25%	3.88%
Other Benefits			
Discount rate	7.28%	6.97%	6.83%
Rate of compensation increase	N/A	N/A	N/A

The following table represents the weighted-average assumptions used to determine periodic benefit cost:

| | Successor | | Predecessor |
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Pension Benefits - U.S. Plans			
Discount rate	5.52%	5.69%	5.59%
Expected long-term return on plan assets	6.30%	5.25%	5.25%
Rate of compensation increase	N/A	N/A	N/A
Pension Benefits - Non-U.S. Plans			
Discount rate	4.87%	4.76%	4.92%
Expected long-term return on plan assets	3.60%	3.75%	3.75%
Rate of compensation increase	4.25%	3.91%	3.88%
Other Benefits			
Discount rate	6.97%	6.83%	6.84%
Expected long-term return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A

The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is primarily determined using the plan's current asset allocation and its expected rates of return. The Company also considers information provided by its investment consultant, a survey of other companies using a December 31 measurement date and the Company's historical asset performance in determining the expected long-term rate of return. The rate of compensation increase assumptions reflects the Company's long-term actual experience and future and near-term outlook.

During 2021, the Society of Actuaries released new mortality tables (Pri-2012) and projection scales resulting from recent studies measuring mortality rates for various groups of individuals. As of December 31, 2024, the Company used the Pri-2012 mortality tables and the MP-2021 mortality projection scales. The Pri-2012 mortality tables were also used in 2023.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table represents assumed healthcare cost trend rates:

	Successor		Predecessor
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Healthcare cost trend rate assumed for next year	6.6%	5.6%	5.7%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.2%	4.2%	4.2%
Year that rate reaches ultimate trend rate	2047	2046	2046

The healthcare trend rates for the post employment benefits plans in the United States are reviewed based upon the results of actual claims experience. The Company used initial healthcare cost trends of 6.6 percent, 5.6 percent and 5.7 percent in the year ended December 31, 2024, the period from August 12, 2023 to December 31, 2023, and the period from January 1, 2023 to August 11, 2023, respectively, with an ultimate trend rate of 4.2 percent reached in 2047. Assumed healthcare cost trend rates have a modest effect on the amounts reported for the healthcare plans.

A one-percentage-point change in assumed healthcare cost trend rates results in a minimal impact to total service and interest cost and post-retirement benefit obligation.

The Company has a pension investment policy in the United States designed to achieve an adequate funded status based on expected benefit payouts and to establish an asset allocation that will meet or exceed the return assumption while maintaining a prudent level of risk. The plan's target asset allocation adjusts based on the plan's funded status. As the funded status improves or declines, the debt security target allocation will increase and decrease, respectively. The Company utilizes the services of an outside consultant in performing asset / liability modeling, setting appropriate asset allocation targets along with selecting and monitoring professional investment managers.

The U.S. plan assets are invested in equity and fixed income securities, alternative assets and cash. Within the equities asset class, the investment policy provides for investments in a broad range of publicly-traded securities including both domestic and international stocks diversified by value, growth and cap size. Within the fixed income asset class, the investment policy provides for investments in a broad range of publicly-traded debt securities with a substantial portion allocated to a long duration strategy in order to partially offset interest rate risk relative to the plans' liabilities. The alternative asset class includes investments in diversified strategies with a stable and proven track record and low correlation to the United States stock market. Several plans outside of the U.S. are also invested in various assets, under various investment policies in compliance with local funding regulations.

The following table summarizes the Company's target allocation for these asset classes in 2025, which are readjusted at least quarterly within a defined range for the United States, and the Company's actual pension plan asset allocation as of December 31, 2024 and 2023:

	U.S. Plans			Non-U.S. Plans		
	Target	Actual		Target	Actual	
	2025	2024	2023	2025	2024	2023
Equity securities	41%	40%	39%	50%	50%	51%
Debt securities	50%	47%	51%	29%	29%	29%
Real estate	4%	6%	5%	7%	7%	8%
Other	5%	7%	5%	14%	14%	12%
Total	100%	100%	100%	100%	100%	100%

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table summarizes the fair value categorized into a three level hierarchy, as discussed in Note 1, based upon the assumptions (inputs) of the Company's plan assets as of December 31, 2024:

	U.S. Plans				Non-U.S. Plans			
	Fair Value	Level 1	Level 2	NAV	Fair Value	Level 1	Level 2	NAV
Cash and short-term investments	$ 2.0	$ 2.0	$ —	$ —	$ 10.6	$ 9.8	$ —	$ 0.8
Mutual funds	1.0	1.0	—	—	—	—	—	—
Equity securities								
International developed markets	—	—	—	—	173.7	173.7	—	—
Fixed income securities								
International corporate bonds	—	—	—	—	54.1	54.1	—	—
Fixed and index funds	—	—	—	—	46.8	46.8	—	—
Common collective trusts								
Real estate (a)	12.8	—	—	12.8	25.8	—	11.9	13.9
Other (b)	184.8	—	—	184.8	12.5	—	—	12.5
Alternative investments								
Private equity funds (c)	15.5	—	—	15.5	—	—	—	—
Other alternative investments (d)	—	—	—	—	25.0	0.2	—	24.8
Fair value of plan assets at end of year	$ 216.1	$ 3.0	$ —	$ 213.1	$ 348.5	$ 284.6	$ 11.9	$ 52.0

The following table summarizes the fair value of the Company's plan assets as of December 31, 2023:

	U.S. Plans				Non-U.S. Plans			
	Fair Value	Level 1	Level 2	NAV	Fair Value	Level 1	Level 2	NAV
Cash and short-term investments	$ 2.5	$ 2.5	$ —	$ —	$ 11.5	$ 10.7	$ —	$ 0.8
Mutual funds	1.0	1.0	—	—	—	—	—	—
Equity securities								
International developed markets	—	—	—	—	178.7	178.7	—	—
Fixed income securities								
International corporate bonds	—	—	—	—	56.3	56.3	—	—
Fixed and index funds	—	—	—	—	43.9	43.9	—	—
Common collective trusts								
Real estate (a)	15.2	—	—	15.2	26.3	—	13.1	13.2
Other (b)	269.6	—	—	269.6	18.8	—	—	18.8
Alternative investments								
Private equity funds (c)	13.6	—	—	13.6	—	—	—	—
Other alternative investments (d)	—	—	—	—	13.1	0.2	—	12.9
Fair value of plan assets at end of year	$ 301.9	$ 3.5	$ —	$ 298.4	$ 348.6	$ 289.8	$ 13.1	$ 45.7

In 2024 and 2023, the fair value of investments categorized as level 3 represent the plan's interest in private equity, hedge and property funds. The fair value for these assets is determined based on the NAV as reported by the underlying investment managers.

(a) *Real estate common collective trust.* The objective of the real estate common collective trust (CCT) is to achieve long-term returns through investments in a broadly diversified portfolio of improved properties with stabilized

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

occupancies. As of December 31, 2024, investments in this CCT, for U.S. plans, included approximately 16 percent office, 28 percent residential, 10 percent retail and 46 percent industrial, cash and other. As of December 31, 2023, investments in this CCT, for U.S. plans, included approximately 21 percent office, 32 percent residential, 10 percent retail and 38 percent industrial, cash and other. Investments in the real estate CCT can be redeemed once per quarter subject to available cash, with a 30-day notice.

(b) *Other common collective trusts.* At December 31, 2024, approximately 55 percent of the other CCTs are invested in fixed income securities including 59 percent in corporate bonds and 41 percent in U.S. Treasury and other. Approximately 19 percent of the other CCTs at December 31, 2024 are invested in Russell 1000 Fund large cap index funds, 14 percent in International Funds, and approximately 12 percent in funds, including emerging markets, real assets, and other funds. At December 31, 2023, approximately 53 percent of the other CCTs are invested in fixed-income securities, including approximately 36 percent in corporate bonds and 64 percent in U.S. Treasury and other. Approximately 19 percent of the other CCTs at December 31, 2023 are invested in Russell 1000 Fund large cap index funds, 16 percent in International Funds, and approximately 12 percent in funds, including emerging markets, real assets, and other funds. Investments in all common collective trust securities can be redeemed daily.

(c) *Private equity funds.* The objective of the private equity funds is to achieve long-term returns through investments in a diversified portfolio of private equity limited partnerships that offer a variety of investment strategies, targeting low volatility and low correlation to traditional asset classes. As of December 31, 2024 and 2023, investments in these private equity funds include approximately 38 percent and 42 percent, respectively, in buyout private equity funds that usually invest in mature companies with established business plans, approximately 32 percent and 31 percent, respectively, in special situations private equity and debt funds that focus on niche investment strategies and approximately 30 percent and 27 percent respectively, in venture private equity funds that invest in early development or expansion of business. Investments in the private equity fund can be redeemed only with written consent from the general partner, which may or may not be granted. At December 31, 2024 and 2023 the Company had unfunded commitments of underlying funds $1.6 and $1.6, respectively.

(d) *Other alternative investments.* The Company's plan assets include a combination of insurance contracts, multi-strategy investment funds and company-owned real estate. The fair value for these assets is determined based on the NAV as reported by the underlying investment manager, insurance companies and the trustees of the contractual trust arrangement.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table represents the amortization amounts expected to be recognized during 2025:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Benefits
Amount of net prior service credit	$ —	$ (0.1)	$ —
Amount of net loss (gain)	$ —	$ (3.5)	$ —

The Company contributed $14.9 to its retirement and other benefit plans, including contributions to the nonqualified plan and benefits paid from company assets. In 2024, the Company received a reimbursement of $19.1 from the CTA assets to the Company for benefits paid directly from company assets during the year ended December 31, 2024. The Company expects to contribute approximately $0.4 to its other post-retirement benefit plan and expects to contribute approximately $35.0 to its retirement plans, including the nonqualified plan, as well as benefits payments directly from the Company during the year ending December 31, 2025. The Company anticipates reimbursement of approximately $23 for certain benefits paid from its trustee in 2024. The following benefit payments, which reflect expected future service, are expected to be paid:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Benefits	Other Benefits after Medicare Part D Subsidy
2025	$ 23.0	$ 34.9	$ 0.4	$ 0.4
2026	$ 23.3	$ 23.5	$ 0.4	$ 0.4
2027	$ 23.6	$ 21.3	$ 0.4	$ 0.4
2028	$ 23.7	$ 21.5	$ 0.4	$ 0.3
2029	$ 23.6	$ 20.7	$ 0.3	$ 0.3
2029-2033	$ 115.5	$ 89.5	$ 1.4	$ 1.3

Retirement Savings Plan. The Company offers employee 401(k) savings plans to encourage eligible employees to save on a regular basis by payroll deductions. The Company match is determined by the Board of Directors and evaluated at least annually. Total Company match was $6.7, $2.4, $4.0 and $7.0 for the year ended December 31, 2024, the period from August 12, 2023 to December 31, 2023, the period from January 1, 2023 to August 11, 2023 and the year ended December 31, 2022, respectively. The Company's basic match is 50 percent on the first 6 percent of a participant's qualified contributions, subject to IRS limits.

NOTE 17: LEASES

The Company utilizes lease agreements to meet its operating needs. These leases support global staff via the use of office space, warehouses, vehicles and IT equipment. The Company utilizes both operating and finance leases in its portfolio of leased assets, however, the majority of these leases are classified as operating. A significant portion of the volume of the lease portfolio is in fleet vehicles and IT office equipment; however, real estate leases constitute a majority of the value of the right-of-use (ROU) assets. Lease agreements are utilized worldwide, with the largest location concentration in the United States, Germany and India.

The Company's lease population has initial lease terms ranging from less than one year to approximately fifteen years. Some leases include one or more options to renew, with renewal terms that can extend the lease term from six months to 15 years. The Company assesses these renewal/extension options using a threshold of reasonably certain, therefore, the majority of its lease terms for accounting purposes do not include renewal periods. For leases where the Company is reasonably certain to renew, those optional periods are included within the lease term and, therefore, the measurement of the ROU asset and lease liability. Some of the vehicle and IT equipment leases also include options to purchase the leased asset, typically at end of term at fair market value. Some of the Company's leases include options to terminate the lease early. This allows the contract parties to terminate their obligations under the lease contract, sometimes in return for an agreed upon financial consideration. The terms and conditions of the termination options vary by contract, and for those leases where the Company is reasonably certain to use these options, the term and payments recognized in the measurement of ROU assets and lease liabilities has been updated accordingly. Additionally, there are several open-ended lease arrangements where the Company controls the option to continue or terminate the arrangement at any time after the first year. For these arrangements, the Company has analyzed a mix of historical use and future economic incentives to determine the reasonable expected holding period. This term is used for measurement of ROU assets and lease liabilities. For all lease assets, the fixed lease and non-lease components are accounted for as a single lease component when determining the ROU asset and lease liability.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table summarizes the weighted-average remaining lease terms and discount rates related to the Company's lease population:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease terms (in years)		
Operating leases	2.8	4.8
Finance leases	5.1	2.5
Weighted-average discount rate		
Operating leases	6.3%	8.3%
Finance leases	7.7%	6.6%

Certain lease agreements include payments based on a variety of global indexes or rates. These payment amounts have been projected using the index or rate as of lease commencement or the transition date and measured in ROU assets and lease liabilities. Other leases contain variable payments that are based on actual usage of the underlying assets and, therefore, are not measured in assets or liabilities as the variable payments are not based on an index or a rate. For real estate leases, these payments are most often tied to non-committed maintenance or utilities charges, and for equipment leases, to actual output or hours in operation. These amounts typically become known when the invoice is received, which is when expense is recognized. In rare circumstances, the Company's lease agreements may contain residual value guarantees. The Company's lease agreements do not contain any restrictions or covenants, such as those relating to dividends or incurring additional financial obligations.

As of December 31, 2024, the Company did not have any material leases that have not yet commenced but that create significant rights and obligations.

The Company determines whether an arrangement is or includes a lease at contract inception. All contracts containing the right to use an underlying asset are reviewed to confirm that the contract meets the definition of a lease. ROU assets and liabilities are recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term.

As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. In order to apply the incremental borrowing rate, a rate table was developed to assign the appropriate rate to each lease based on lease term and currency of payments. For leases with large numbers of underlying assets, a portfolio approach with a collateralized rate was utilized. Assets were grouped based on similar lease terms and economic environments in a manner whereby the Company reasonably expects that the application does not differ materially from a lease-by-lease approach.

The following table summarizes the components of lease expense for the years ended December 31:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Lease expense				
Operating lease expense	$ 64.6	$ 25.3	$ 41.9	$ 75.7
Finance lease expense				
Amortization of ROU lease assets	$ 6.8	$ 1.9	$ 2.4	$ 4.1
Interest on lease liabilities	$ 1.6	$ 0.2	$ 0.5	$ 0.7
Variable lease expense	$ 11.9	$ 4.1	$ 5.2	$ 10.1

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

The following table summarizes the maturities of lease liabilities:

	Operating	Finance
2025	$ 51.2	$ 6.1
2026	35.6	4.1
2027	21.9	3.1
2028	10.9	2.1
2029	5.3	1.6
Thereafter	15.3	11.7
Total	140.2	28.7
Less: Present value discount	(20.6)	(8.4)
Lease liability	$ 119.6	$ 20.3

The following table summarizes the cash flow information related to leases:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:				
Operating - operating cash flows	$ 70.5	$ 30.1	$ 43.3	$ 76.2
Finance - financing cash flows	$ 6.2	$ 2.2	$ 2.5	$ 4.3
Finance - operating cash flows	$ 1.6	$ 0.2	$ 0.5	$ 0.7
ROU lease assets obtained in the exchange for lease liabilities:				
Operating leases	$ 59.5	$ 6.7	$ 19.2	$ 28.1
Finance leases	$ 5.3	$ 0.6	$ 0.6	$ 7.4

The following table summarizes the balance sheet information related to leases:

	December 31, 2024	December 31, 2023
Assets		
Operating	$ 118.1	$ 98.7
Finance	19.7	6.9
Total leased assets	$ 137.8	$ 105.6
Current liabilities		
Operating	$ 43.3	$ 39.6
Finance	4.5	3.7
Noncurrent liabilities		
Operating	76.3	65.1
Finance	15.8	3.6
Total lease liabilities	$ 139.9	$ 112.0

Finance leases are included in other assets, other current liabilities and long-term debt on the consolidated balance sheets.

NOTE 18: FINANCE LEASE RECEIVABLES

Under certain circumstances, the Company provides financing arrangements to customers that are largely classified and accounted for as sales-type leases. The Company records interest income and any fees or costs related to financing receivables using the effective interest method over the term of the lease.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Future minimum payments due from customers under finance lease receivables as of December 31, 2024 are as follows:

2025	$	6.7
2026		3.7
2027		2.4
2028		2.0
2029		1.9
Thereafter		1.7
	$	18.4

The following table presents the components of finance lease receivables as of December 31:

		2024		2023
Gross minimum lease receivable	$	18.4	$	24.4
Allowance for credit losses		(0.1)		(0.2)
		18.3		24.2
Less:				
Unearned interest income		(0.7)		(0.9)
		(0.7)		(0.9)
Total	$	17.6	$	23.3

The Company's combined allowance for finance receivables and notes receivables was minimal for the year ended December 31, 2024, the period from August 12, 2023 to December 31, 2023 and the period from January 1, 2023 to August 11, 2023, respectively. As of December 31, 2024, finance leases and notes receivables individually evaluated for impairment were $17.8 and $0.4, respectively, with no provision recorded. As of December 31, 2023, finance leases and notes receivables individually evaluated for impairment were $23.5 and $0.5, respectively, with no provision recorded. As of December 31, 2024 and 2023, the recorded investment in past-due financing receivables was minimal and no recorded investment in finance receivables was past due 90 days or more and still accruing interest.

NOTE 19: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to certain risks arising from both its business operations and economic conditions and manages certain economic risks, including interest rate and foreign exchange rate risk, through the use of derivative financial instruments. The Company's interest rate derivatives are used to manage interest expense on variable interest rate borrowings.

The following table summarizes the gain (loss) recognized on derivative instruments:

		Successor		Predecessor	
Derivative instrument	Classification on consolidated statement of operations	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Interest rate swaps and non-designated hedges	Interest expense	$ 0.2	$ —	$ (0.5)	$ (4.4)
Foreign exchange forward contracts and cash flow hedges	Net sales	—	—	—	(0.1)
Foreign exchange forward contracts and cash flow hedges	Cost of sales	—	—	—	(0.5)
Foreign exchange forward contracts and cash flow hedges	Foreign exchange gain (loss), net	(0.3)	(0.4)	—	—
Total		$ (0.1)	$ (0.4)	$ (0.5)	$ (5.0)

FOREIGN EXCHANGE

Non-Designated Hedges. A substantial portion of the Company's operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

functional currency monetary assets and liabilities. The Company's policy allows the use of foreign exchange forward contracts with maturities of up to 24 months to mitigate the impact of currency fluctuations on those foreign currency asset and liability balances. The Company elected not to apply hedge accounting to its foreign exchange forward contracts. Thus, spot-based gains/losses offset revaluation gains/losses within foreign exchange loss, net and forward-based gains/losses represent interest expense or income.

INTEREST RATE

Cash Flow Hedges. The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The Company estimates that a minimal amount will be reclassified as a decrease to interest expense over the next year.

The Company does not use derivatives for trading or speculative purposes and currently does not have any additional derivatives that are not designated as hedges.

NOTE 20: FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Recorded at Fair Value

Assets and liabilities subject to fair value measurement by fair value level and recorded at fair value are as follows:

	Classification on consolidated balance sheets	December 31, 2024			December 31, 2023		
		Fair Value	Level 1	Level 2	Fair Value	Level 1	Level 2
Assets							
Certificates of deposit	Short-term investments	$ 16.9	$ 16.9	$ —	$ 13.4	$ 13.4	$ —
Assets held in rabbi trusts	Securities and other investments	3.1	3.1	—	2.9	2.9	—
Total		$ 20.0	$ 20.0	$ —	$ 16.3	$ 16.3	$ —
Liabilities							
Foreign exchange forward contracts	Other current liabilities	$ —	$ —	$ —	$ 0.4	$ —	$ 0.4
Deferred compensation	Other liabilities	3.1	—	3.1	2.9	2.9	—
Total		$ 3.1	$ —	$ 3.1	$ 3.3	$ 2.9	$ 0.4

The Company uses the end of the period when determining the timing of transfers between levels. During 2024 and 2023, there were no transfers between levels.

Debt had a carrying value of $966.0 and fair value of $987.4 at December 31, 2024, and a carrying value of $1,253.9 and fair value of $1,285.5 at December 31, 2023.

Refer to Note 13 for further details surrounding long-term debt as of December 31, 2024 compared to December 31, 2023. Additionally, the Company remeasures certain assets to fair value, using Level 3 measurements, as a result of the occurrence of triggering events. There was no significant assets or liabilities that were remeasured at fair value on a non-recurring basis during the periods presented.

NOTE 21: COMMITMENTS AND CONTINGENCIES

Contractual Obligations

At December 31, 2024, the Company's purchase commitments due within one year were minimal for materials and services through contract manufacturing agreements at negotiated prices. The amounts purchased under these obligations were minimal in 2024. The Company guarantees a fixed cost of certain products used in production to its strategic partners. Variations in the products costs are absorbed by the Company.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Indirect Tax Contingencies

The Company accrues non-income-tax liabilities for indirect tax matters when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. In the event any losses are sustained in excess of accruals, they are charged against income. In evaluating indirect tax matters, management takes into consideration factors such as historical experience with matters of similar nature, specific facts and circumstances, and the likelihood of prevailing. Management evaluates and updates accruals as matters progress over time. It is reasonably possible that some of the matters for which accruals have not been established could be decided unfavorably to the Company and could require recognizing future expenditures. Also, statutes of limitations could expire without the Company paying the taxes for matters for which accruals have been established, which could result in the recognition of future gains upon reversal of these accruals at that time.

At December 31, 2024, the Company was a party to several routine indirect tax claims from various taxing authorities globally that were incurred in the normal course of business, which neither individually nor in the aggregate are considered material by management in relation to the Company's financial position or results of operations. In management's opinion, the consolidated financial statements would not be materially affected by the outcome of these indirect tax claims and/or proceedings or asserted claims.

A loss contingency is reasonably possible if it has a more than remote but less than probable chance of occurring. Although management believes the Company has valid defenses with respect to its indirect tax positions, it is reasonably possible that a loss could occur in excess of the estimated accrual. The Company estimated the aggregate risk at December 31, 2024 to be up to $56.1 for its material indirect tax matters. The aggregate risk related to indirect taxes is adjusted as the applicable statutes of limitations expire.

Legal Contingencies

At December 31, 2024, the Company was a party to several lawsuits that were incurred in the normal course of business, which neither individually nor in the aggregate were considered material by management in relation to the Company's financial position or results of operations. In management's opinion, the Company's consolidated financial statements would not be materially affected by the outcome of these legal proceedings, commitments or asserted claims.

In addition to these normal course of business litigation matters, the Successor company continues to be a party to the proceedings that began in the Predecessor Period described below:

Diebold Nixdorf Holding Germany GmbH, formerly Diebold Nixdorf Holding Germany Inc. & Co. KGaA (Diebold KGaA), is a party to two separate appraisal proceedings (Spruchverfahren) in connection with the purchase of all shares in its former listed subsidiary, Diebold Nixdorf AG. The first appraisal proceeding, which relates to the Domination and Profit/Loss Transfer Agreement (DPLTA) entered into by Diebold KGaA and former Diebold Nixdorf AG, which became effective on February 17, 2017, is pending at the Higher Regional Court (Oberlandesgericht) of Düsseldorf (Germany) as the court of appeal. The DPLTA appraisal proceeding was filed by minority shareholders of Diebold Nixdorf AG challenging the adequacy of both the cash exit compensation of €55.02 per Diebold Nixdorf AG share (of which 6.9 shares were then outstanding) and the annual recurring compensation of €2.82 per Diebold Nixdorf AG share offered in connection with the DPLTA.

The second appraisal proceeding relates to the cash merger squeeze-out of minority shareholders of Diebold Nixdorf AG in 2019 and is currently pending at the same Chamber for Commercial Matters (Kammer für Handelssachen) at the District Court (Landgericht) of Dortmund (Germany) that was originally competent for the DPLTA appraisal proceedings. The squeeze-out appraisal proceeding was filed by former minority shareholders of Diebold Nixdorf AG challenging the adequacy of both the cash exit compensation of €54.80 per Diebold Nixdorf AG share (of which 1.4 shares were then outstanding) in connection with the merger squeeze-out.

In both appraisal proceedings, a court ruling would apply to all Diebold Nixdorf AG shares outstanding at the time when the DPLTA or the merger squeeze-out, respectively, became effective. Any cash compensation received by former Diebold Nixdorf AG shareholders in connection with the merger squeeze-out would be netted with any higher cash compensation such shareholder may still claim in connection with the DPLTA appraisal proceeding.

The District Court of Dortmund dismissed in 2022 all claims to increase the cash compensation and the annual recurring compensation in the DPLTA appraisal proceeding and rejected in 2023 all claims to increase the cash compensation in the merger squeeze-out appraisal proceeding. These first instance decisions, however, are not final as some of the plaintiffs filed appeals in both, the DPLTA appraisal proceeding and the squeeze-out appraisal proceeding. The Company believes that the compensation offered in connection with the DPLTA and the merger squeeze-out was in both cases fair and that the decisions of the District Court of Dortmund in the DPLTA and merger squeeze-out appraisal proceedings validate its position. German courts often adjudicate increases of the cash compensation to plaintiffs in varying amounts in connection with German appraisal proceedings. Therefore, the Company cannot rule out that a court may increase the cash compensation in these appraisal proceedings. The Company, however, believes that its defense in both appraisal proceedings is supported by strong sets of facts and the Company will continue to vigorously defend itself in these matters.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Bank Guarantees, Standby Letters of Credit, and Surety Bonds

In the ordinary course of business, the Company may issue performance guarantees on behalf of its subsidiaries to certain customers and other parties. Some of those guarantees may be backed by standby letters of credit, surety bonds, or similar instruments. In general, under the guarantees, the Company would be obligated to perform, or cause performance, over the term of the underlying contract in the event of an unexcused, uncured breach by its subsidiary, or some other specified triggering event, in each case as defined by the applicable guarantee. At December 31, 2024, the maximum future contractual obligations relative to these various guarantees totaled $90.4, of which $21.9 represented standby letters of credit to insurance providers, and no associated liability was recorded. At December 31, 2023, the maximum future payment obligations relative to these various guarantees totaled $117.1, of which $23.0 represented standby letters of credit to insurance providers, and no associated liability was recorded.

Restricted Cash

The following table provides a reconciliation of Cash, cash equivalents and Short-term and Long-term restricted cash reporting within the Company's consolidated balance sheets and in the consolidated statements of cash flows:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 296.2	$ 550.2
Professional fee escrow	0.2	0.2
Bank collateral guarantees	8.0	32.5
Pension collateral guarantees	6.9	9.4
Restricted cash and cash equivalents	15.1	42.1
Total cash, cash equivalents, and restricted cash	$ 311.3	$ 592.3

The balances primarily relate to cash held in escrow for the purpose of paying certain professional fees as a result of the Restructuring Proceedings as described in Note 2 and collateralized letters of credit supporting corporate insurance.

NOTE 22: REVENUE RECOGNITION

Revenue is measured based on consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The amount of consideration can vary depending on discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items contained in the contract with the customer of which generally these variable consideration components represent minimal amounts of net sales. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The Company's payment terms vary depending on the individual contracts and are generally fixed fee. The Company recognizes advance payments and billings in excess of revenue recognized as deferred revenue. In certain contracts where services are provided prior to billing, the Company recognizes a contract asset within trade receivables and other current assets.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and that are collected by the Company from a customer are excluded from revenue.

The Company recognizes shipping and handling fees billed when products are shipped or delivered to a customer and includes such amounts in net sales. Although infrequent, shipping and handling associated with outbound freight after control over a product has transferred to a customer is not a separate performance obligation, rather it is accounted for as a fulfillment cost. Third-party freight payments are recorded in cost of sales.

The Company includes warranties in connection with certain contracts with customers, which are not considered to be separate performance obligations. The Company provides its customers a manufacturer's warranty, and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. For additional information on product warranty refer to Note 11. The Company also has extended warranty and service contracts available for its customers, which are recognized as separate performance obligations. Revenue is recognized on these contracts ratably as the Company has a stand-ready obligation to provide services when or as needed by the customer. This input method is the most accurate assessment of progress toward completion the Company can apply.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Nature of goods and services

Product revenue is recognized at the point in time that the customer obtains control of the product, which could be upon delivery or upon completion of installation services, depending on contract terms. The Company's software licenses are functional in nature (the IP has significant stand-alone functionality); as such, the revenue recognition of distinct software license sales is at the point in time that the customer obtains control of the rights granted by the license.

Professional services integrate the commercial solution with the customer's existing infrastructure and helps define the optimal user experience, improve business processes, refine existing staffing models and deploy technology to meet branch and store automation objectives. Revenue from professional services is recognized over time, because the customer simultaneously receives and consumes the benefits of the Company's performance as the services are performed or when the Company's performance creates an asset with no alternative use and the Company has an enforceable right to payment for performance completed to date. Generally, revenue will be recognized using an input measure, typically costs incurred. The typical contract length for service is generally one year and is billed and paid in advance except for installations, among others.

Services may be sold separately or in bundled packages. For bundled packages, the Company accounts for individual services separately if they are distinct. A distinct service is separately identifiable from other items in the bundled package if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration (including any discounts) is allocated between separate services or distinct obligations in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the prices at which the Company separately sells the products or services. For items that are not sold separately, the Company estimates stand-alone selling prices using the cost plus expected margin approach. Revenue on service contracts is recognized ratably over time, generally using an input measure, as the customer simultaneously receives and consumes the benefits of the Company's performance as the services are performed. In some circumstances, when services are not included in a term contract and rather billed as they occur, revenue on these billed work services are recognized at a point in time as transfer of control occurs.

The following is a description of principal solutions offered within the Company's two main customer segments that generate the Company's revenue.

Banking

Products. Products for banking customers consist of cash recyclers and dispensers, intelligent deposit terminals, teller automation tools and kiosk technologies, as well as physical security solutions. The Company provides its banking customers front-end applications for consumer connection points and back-end platforms that manage channel transactions, operations and integration and facilitate omnichannel transactions, endpoint monitoring, remote asset management, customer marketing, merchandise management and analytics. These offerings include highly configurable, API enabled software that automates legacy banking transactions across channels.

Services. The Company provides its banking customers product-related services which include proactive monitoring, rapid resolution of incidents through remote service capabilities or an on-site visit and professional services. First and second line maintenance, preventive maintenance and on-demand services keep the distributed assets of the Company's customers up and running through a standardized incident management process. Managed services and outsourcing consist of the end-to-end business processes, solution management, upgrades and transaction processing. The Company also provides a full array of cash management services, which optimizes the availability and cost of physical currency across the enterprise through efficient forecasting, inventory and replenishment processes.

Retail

Products. The retail product portfolio includes modular, integrated and mobile POS and SCO terminals that meet evolving automation and omnichannel requirements of consumers. Supplementing the POS system is a broad range of peripherals, including printers, scales and mobile scanners, as well as the cash management portfolio which offers a wide range of banknote and coin processing systems. Also in the portfolio, the Company provides SCO terminals and ordering kiosks which facilitate an efficient and user-friendly purchasing experience. The Company's hybrid product line can alternate from an attended operator to self-checkout with the press of a button as traffic conditions warrant throughout the business day.

The Company's platform software is installed within retail data centers to facilitate omnichannel transactions, endpoint monitoring, remote asset management, customer marketing, merchandise management and analytics.

Services. The Company provides its retail customers product-related services which include on-demand services and professional services. Diebold Nixdorf AllConnect Services for retailers include maintenance and availability services to continuously improve retail self-service fleet availability and performance. These include: total implementation services to support both current and new store concepts; managed mobility services to centralize asset management and ensure effective, tailored mobile capability; monitoring and advanced analytics providing operational insights to

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

support new growth opportunities; and store life-cycle management to proactively monitors store IT endpoints and enable improved management of internal and external suppliers and delivery organizations.

Refer to Note 24 for additional information regarding the Company's reportable operating segments, disaggregation of net sales by segments and product solutions, net sales by geographical region and disaggregation by timing of revenue recognition.

Timing of revenue recognition

A performance obligation is a contractual promise to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and is recognized as revenue when (point in time) or as (over time) the performance obligation is satisfied. The following table represents the percentage of revenue recognized either at a point in time or over the periods presented:

	Successor		Predecessor
Timing of revenue recognition	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023
Products transferred at a point in time	43%	47%	39%
Products and services transferred over time	57%	53%	61%
Net sales	100%	100%	100%

Contract balances

The following table provides information about receivables and deferred revenue, which represent contract liabilities from contracts with customers:

Contract balance information	Trade Receivables	Contract liabilities
Balance at January 1, 2024 (Successor)	$ 721.8	$ 376.2
Balance at December 31, 2024 (Successor)	$ 588.5	$ 320.7
Balance at January 1, 2023 (Predecessor)	$ 612.2	$ 453.2
Balance at December 31, 2023 (Successor)	$ 721.8	$ 376.2

Contract assets are minimal for the periods presented. The amount of revenue recognized in 2024 and 2023 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to the changes in the estimate of variable consideration and contract modifications was de minimis.

As of January 1, 2024, the Company had $376.2 of unrecognized deferred revenue constituting the remaining performance obligations that are either unsatisfied or partially unsatisfied. During 2024, the Company recognized revenue of $285.7 related to the Company's deferred revenue balance at January 1, 2024.

Contract assets are the rights to consideration in exchange for goods or services that the Company has transferred to a customer when that right is conditional on something other than the passage of time. Contract assets of the Company primarily relate to the Company's rights to consideration for goods shipped and services provided but not contractually billable at the reporting date.

The contract assets are reclassified into the receivables balance when the rights to receive payment become unconditional. Contract liabilities are recorded for any services billed to customers and not yet recognizable if the contract period has commenced or for the amount collected from customers in advance of the contract period commencing. In addition, contract liabilities are recorded as advanced payments for products and other deliverables that are billed to and collected from customers prior to revenue being recognizable.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Transaction price and variable consideration

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer, excluding amounts collected on behalf of third parties. This consideration can include fixed and variable amounts and is determined at contract inception and updated each reporting period for any changes in circumstances. The transaction price also considers variable consideration, time value of money and the measurement of any non-cash consideration, all of which are estimated at contract inception and updated at each reporting date for any changes in circumstances. Once the variable consideration is identified, the Company estimates the amount of the variable consideration to include in the transaction price by using one of two methods, expected value (probability weighted methodology) or most likely amount (when there are only two possible outcomes). The Company chooses the method expected to better predict the amount of consideration to which it will be entitled and applies the method consistently to similar contracts. Generally, the Company applies the expected value method when assessing variable consideration including returns and refunds.

The Company also applies the 'as invoiced' practical expedient in ASC paragraph 606-10-55-18 related to performance obligations satisfied over time, which permits the Company to recognize revenue in the amount to which it has a right to invoice the customer if that amount corresponds directly with the value to the customer of the Company's performance completed to date. Service revenues that are recognized ratably are primarily contracts that include first and second line maintenance. Service revenues that are recognized using input measures include primarily preventative maintenance. The 'as invoiced' practical expedient relates to the on-demand service revenue which is generally not under contract.

Transaction price allocated to the remaining performance obligations

As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1,400. The Company generally expects to recognize revenue on the remaining performance obligations over the next twelve to eighteen months. The Company enters into service agreements with cancellable terms after a certain period without penalty. Unsatisfied obligations reflect only the obligation during the initial term. The Company applies the practical expedient in ASC paragraph 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Cost to obtain and cost to fulfill a contract

The Company has minimal cost to obtain or fulfill contracts for customers for the periods presented. The Company pays commissions to the sales force based on multiple factors including but not limited to order entry, revenue recognition and portfolio growth. These incremental commission fees paid to the sales force meet the criteria to be considered a cost to obtain a contract, as they are directly attributable to a contract, incremental and management expects the fees are recoverable. The Company applies the practical expedient and recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. The costs that are not capitalized are included in cost of sales. The costs related to contracts with greater than a one-year term are immaterial and continue to be recognized in cost of sales.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

NOTE 23: CLOUD IMPLEMENTATION

At December 31, 2021, the Company had capitalized $50.7 of cloud implementation costs, of which $38.4 was impaired in the first quarter of 2022. This impairment was related to the cloud-based North American enterprise resource planning (ERP) system, which was intended to replace the on premise ERP currently in use. In connection with the executive transition that took place in the first quarter of 2022 and the culmination of related process optimization workshops in March 2022, the Company made the decision to indefinitely suspend the cloud-based North America ERP implementation, which was going to require significant additional investment before it could function as well as our current North America ERP, and to instead focus the Company's ERP implementation efforts on the distribution subsidiaries, which can better leverage the standardization and simplification initiatives connected with the cloud-based implementation. As a result of the completed process optimization walkthroughs, the Company determined that the customizations already built for the North America ERP should not be leveraged at the distribution subsidiaries which require more streamlined and scalable process flows.

At December 31, 2024 and 2023, the Company had a net book value of capitalized cloud implementation costs of $18.7 and $18.5, respectively. This relates to a combination of the distribution subsidiary ERP and corporate tools to support business operations.
Amortization of cloud implementation fees are expensed over the term of the cloud computing arrangement, and the expense is required to be recognized in the same line item in the income statement as the associated hosting service expenses. Amortization of cloud implementation fees were as follows:

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Amortization of cloud implementation fees	$ 4.0	$ 2.9	$ 2.0	$ 2.5

NOTE 24: SEGMENT INFORMATION

During the second quarter of 2022, the Company appointed a new Chief Executive Officer, who is also the CODM, and announced an organizational simplification initiative. In connection with those events, the Company's reportable segments are no longer Americas Banking, Eurasia Banking and Retail, and instead the reportable operating segments are the following: Banking and Retail. Under the simplified organization and related restructuring discussed in Note 10, the Company does not have regionally focused direct reports to the CODM, and the CODM analyzes Banking and Retail on a global basis and not based on regional profitability metrics.

The Company's reportable segment information below directly aligns with how the CODM regularly reviews results to make decisions, allocate resources, and assess performance. Revenue, costs, operating expenses and operating profit (loss), as disclosed herein, is consistent with the segment information used by the CODM and does not include corporate charges, asset impairment, restructuring and transformation charges, the results of the formerly held-for-sale European retail business, or other non-routine, unusual or infrequently occurring items, as the CODM does not regularly review and use such financial measures to make decisions, allocate resources and assess performance.

Segment revenue and cost of sales are from sales to external customers. Segment operating profit is defined as segment gross profit less expenses directly attributable to the segments. The Company does not allocate to its segments certain operating expenses which are managed at the headquarters level; that are not used in the management of the segments, not segment-specific, and impractical to allocate. In some cases the allocation of corporate charges has changed from the legacy structure to the new structure, but prior periods have been recast to conform to the new presentation. Segment operating profit reconciles to consolidated income (loss) before income taxes by deducting items that are not attributed to the segments and which are managed independently of segment results. Assets are not allocated to segments, and thus are not included in the assessment of segment performance, and consequently, we do not disclose total assets and depreciation and amortization expense by reportable operating segment.

The following tables represent information regarding the Company's segment information and provides a reconciliation between segment operating profit and the consolidated income (loss) before income taxes:

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

	Successor		Predecessor	
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Net sales summary by segment				
Banking	$ 2,762.8	$ 1,157.6	$ 1,511.0	$ 2,422.4
Retail	988.3	469.3	610.0	1,018.2
Held for sale non-core European retail business [7]	—	1.7	10.9	20.1
Total Revenue	$ 3,751.1	$ 1,628.6	$ 2,131.9	$ 3,460.7
Segment cost of sales				
Banking	$ 2,058.3	$ 858.5	$ 1,149.5	$ 1,849.4
Retail	744.5	347.2	462.4	771.9
Total segment cost of sales	$ 2,802.8	$ 1,205.7	$ 1,611.9	$ 2,621.3
Segment gross profit				
Banking	$ 704.5	$ 299.1	$ 361.5	$ 573.0
Retail	243.8	123.8	158.5	246.3
Total segment gross profit	$ 948.3	$ 422.9	$ 520.0	$ 819.3
SG&A and other operating expenses				
Banking	$ 253.8	$ 143.8	$ 149.9	$ 262.2
Retail	121.9	65.2	72.3	112.3
Total segment SG&A and other operating expenses	$ 375.7	$ 209.0	$ 222.2	$ 374.5
Segment operating profit				
Banking	$ 450.7	$ 155.3	$ 211.6	$ 310.8
Retail	121.9	58.6	86.2	134.0
Total segment operating profit	$ 572.6	$ 213.9	$ 297.8	$ 444.8
Corporate charges not allocated to segments [1]	$ (265.4)	$ (86.3)	$ (159.8)	$ (247.3)
Impairment of assets [2]	(1.9)	(1.2)	(3.3)	(111.8)
Amortization of fair value assets [3]	—	—	(41.8)	(69.6)
Restructuring and transformation expenses [4]	(106.1)	(23.1)	(38.4)	(124.2)
Refinancing related costs [5]	(15.8)	(5.1)	(44.7)	(32.0)
Net non-routine expense [6]	(1.3)	(4.8)	(7.4)	(42.6)
Held for sale non-core European retail business [7]	—	(1.0)	(7.9)	(29.0)
	(390.5)	(121.5)	(303.3)	(656.5)
Operating profit (loss)	182.1	92.4	(5.5)	(211.7)
Other income (expense)	(134.8)	(96.9)	1,458.3	(226.9)
Income (loss) before taxes	$ 47.3	$ (4.5)	$ 1,452.8	$ (438.6)

[1] Corporate charges not allocated to segments include headquarter-based costs associated primarily with human resources, finance, IT and legal that are not directly attributable to a particular segment and are separately assessed by the CODM for purposes of making decisions, assessing performance and allocating resources.

[2] Impairment in the 2024 Successor Period relates to assets identified in the Middle East with a carrying value over market value, 2023 Successor Period relates to German and Indian facilities, and impairment in the 2023 Predecessor Period primarily relates to leased European facilities closures. Charges were taken in the first quarter of 2022 related to the North American ERP and certain assets in Ukraine, Russia, and Belarus; in the second quarter of 2022 related to facility closures; in the third quarter 2022 related to German capitalized software; and in the fourth quarter of 2022 related to assets at the held for sale non-core European retail business.

[3] The amortization of purchase accounting intangible assets is not included in the segment results used by the CODM to make decisions, allocate resources or assess performance.

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

(4) Refer to Note 12 for further information. Consistent with the historical reportable segment structure, restructuring and transformation costs are not assigned to the segments, and are separately analyzed by the CODM.

(5) Refinancing related costs are fees earned by our advisors and the advisors of our lenders that do not qualify for capitalization.

(6) Net non-routine expense consists of items that the Company has determined are non-routine in nature and not allocated to the reportable operating segments as they are not included in the measure used by the CODM to make decisions, allocate resources and assess performance.

(7) Held for sale non-core European retail business represents the revenue and operating profit, excluding impairment which is captured separately, of a business that had been classified as held for sale for all the Predecessor Periods presented, but which was removed in 2022 from the retail segment's information used by the CODM to make decisions, assess performance and allocate resources, and was individually analyzed. This change and timing thereof aligns with the build-out of a data center that makes the entity capable of operating autonomously and is consistent with material provided in connection with our refinancing effort which are exclusive of this entity. This business was sold during the Successor Period.

The following table presents information regarding the Company's segment net sales by service and product solution:

| | Successor | | Predecessor | |
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Banking				
Services	$ 1,587.4	$ 626.9	$ 954.3	$ 1,548.1
Products	1,175.4	530.7	556.7	874.3
Total Banking	$ 2,762.8	$ 1,157.6	$ 1,511.0	$ 2,422.4
Retail				
Services	$ 563.0	$ 230.4	$ 335.2	$ 540.9
Products	425.3	238.9	274.8	477.3
Total Retail	$ 988.3	$ 469.3	$ 610.0	$ 1,018.2
Held for sale non-core European retail business [7]				
Services	$ —	$ 1.1	$ 5.5	$ 9.9
Products	—	0.6	5.4	10.2
	—	1.7	10.9	20.1
Total Revenue	$ 3,751.1	$ 1,628.6	$ 2,131.9	$ 3,460.7

The Company had no customers that accounted for more than 10 percent of total net sales in the year ended December 31, 2024, the period from August 12, 2023 through December 31, 2023, the period of January 1, 2023 through August 11, 2023 and the year ended December 31, 2022.

Below is a summary of net sales by point of origin:

| | Successor | | Predecessor | |
	Year ended December 31, 2024	Period from 08/12/2023 through 12/31/2023	Period from 01/01/2023 through 08/11/2023	Year ended December 31, 2022
Americas				
United States	$ 945.4	$ 404.1	$ 583.9	$ 861.4
Other Americas	706.9	290.0	380.9	600.0
Total Americas Revenue	1,652.3	694.1	964.8	1,461.4
EMEA				
Germany	577.2	248.2	283.9	522.8
Other EMEA	1,236.2	553.2	714.2	1,173.2
Total EMEA Revenue	1,813.4	801.4	998.1	1,696.0
APAC				
Total APAC Revenue	285.4	133.1	169.0	303.3
Total Revenue	$ 3,751.1	$ 1,628.6	$ 2,131.9	$ 3,460.7

DIEBOLD NIXDORF, INCORPORATED AND SUBSIDIARIES
FORM 10-K as of December 31, 2024
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (in millions, except per share amounts)

Below is a summary of property, plant and equipment, net and right-of-use operating lease assets by geographical location as of December 31:

	2024		2023	
Property, plant and equipment, net				
United States	$	25.1	$	29.7
Germany		71.4		86.5
Other international		31.6		42.8
Total property, plant and equipment, net	$	128.1	$	159.0
Right-of-use operating lease assets				
United States	$	46.8	$	30.9
Germany		6.8		10.1
Other international		64.5		57.7
Total right-of-use operating lease assets	$	118.1	$	98.7

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A: CONTROLS AND PROCEDURES
(in millions)

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carries out a variety of on-going procedures, under the supervision and with the participation of the Company's management, including the Company's CEO and CFO, to evaluate the effectiveness of the design and operation of the Company's disclosure controls and procedures.

Based on that evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period of this report.

(a) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of the CEO and CFO and Board of Directors, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "Internal Control-Integrated Framework (2013 framework)" issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of December 31, 2024.

KPMG LLP, the Company's independent registered public accounting firm, has issued an auditor's report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. This report is included in Item 8 of this annual report on Form 10-K.

(b) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fourth quarter ended December 31, 2024, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

ADOPTION, MODIFICATION OR TERMINATION OF TRADING PLANS

During the quarter ended December 31 2024, no director or officer (as defined in Rule 16a-1(f) promulgated under the Exchange Act) of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K).

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to directors of the Company, any delinquent Section 16(a) reports, the audit committee, the designated audit committee financial experts, and the Company's insider trading arrangements and policies, is included in the Company's proxy statement for the 2025 Annual Meeting of Stockholders (the 2025 Annual Meeting) and is incorporated herein by reference. There have been no material changes to the procedures by which security holders may recommend nominees to the Company's Board of Directors.

The following table summarizes information regarding executive officers of the Company:

Name, Age, Title and Year Elected to Present Office	Other Positions Held Last Five Years
Octavio Marquez — 57 President and Chief Executive Officer Since: 2022	February 2023 – September 2023: Chairman of the Board; 2020-March 2022: Executive Vice President, Global Banking for Diebold Nixdorf, Incorporated; 2016-2020: Senior Vice President of the Americas region for Diebold Nixdorf, Incorporated.
Thomas S. Timko — 56 Executive Vice President, Chief Financial Officer Since: 2024	2018-2024: Global Chief Accounting Officer and Controller for General Electric.
Jonathan B. Myers — 51 Executive Vice President, Global Banking Since: 2022	2011-2022: Executive Vice President and Chief Revenue Officer for Elavon.
Ilhami Cantadurucu — 50 Executive Vice President, Global Retail Since: 2023	2021-2023: Vice President, Retail Global Account Management for Diebold Nixdorf, Incorporated; 2018-2020: Vice President, Retail Global Finance for Diebold Nixdorf, Incorporated.
Elizabeth C. Radigan — 44 Executive Vice President, Chief Legal Officer and Corporate Secretary Since: 2023	November 2022-August 2023: Executive Vice President, Chief People Officer for Diebold Nixdorf, Incorporated; 2014-November 2022: Senior Vice President, Chief Ethics and Compliance Officer for Diebold Nixdorf, Incorporated.
Frank Baur — 50 Executive Vice President, Operational Excellence Since: 2024	2021-2024: Chief Operating Officer, Onshore Wind for GE Vernova, Inc.; 2018-2021: Vice President, EMEA Supply Chain for Parker Hannifin.
Kathleen Creech — 54 Executive Vice President, Chief People Officer Since: 2024	2021-2024: Chief People Officer for Snap One; 2018-2021: HR leadership roles, Manhattan Associates.

There are no family relationships, either by blood, marriage or adoption, between any of the executive officers and directors of the Company.

CODE OF BUSINESS ETHICS

All of the directors, executive officers and employees of the Company are required to comply with certain policies and protocols concerning business ethics and conduct, which we refer to as our Code of Business Ethics (COBE). The COBE applies not only to the Company, but also to all of those domestic and international companies in which the Company owns or controls a majority interest. The COBE describes certain responsibilities that the directors, executive officers and employees have to the Company, to each other and to the Company's global partners and communities including, but not limited to, compliance with laws, conflicts of interest, intellectual property and the protection of confidential information. The COBE is available on the Company's web site at *www.dieboldnixdorf.com* or by written request to the Corporate Secretary.

ITEM 11: EXECUTIVE COMPENSATION

Information with respect to executive officers' and directors' compensation is included in the Company's proxy statement for the 2025 Annual Meeting and is incorporated herein by reference. Information with respect to compensation committee interlocks and insider participation and the compensation committee report is included in the Company's proxy statement for the 2025 Annual Meeting and is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management is included in the Company's proxy statement for the 2025 Annual Meeting and is incorporated herein by reference.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information with respect to certain relationships and related transactions and director independence is included in the Company's proxy statement for the 2025 Annual Meeting and is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's independent registered public accounting firm is KPMG LLP (PCAOB firm ID: 185) with the primary location of Cleveland, OH. Information with respect to principal accountant fees and services is included in the Company's proxy statement for the 2025 Annual Meeting and is incorporated herein by reference.

PART IV

ITEM 15: EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

1. Documents filed as a part of this annual report on Form 10-K.

- Reports of Independent Registered Public Accounting Firm

- Consolidated Balance Sheets at December 31, 2024 (Successor) and 2023 (Successor)

- Consolidated Statements of Operations for the year ended December 31, 2024 (Successor), the period from August 12, 2023 through December 31, 2023 (Successor), the period from January 1, 2023 through August 11, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor)

- Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2024 (Successor), the period from August 12, 2023 through December 31, 2023 (Successor), the period from January 1, 2023 through August 11, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor)

- Consolidated Statements of Equity for the year ended December 31, 2024 (Successor), the period from August 12, 2023 through December 31, 2023 (Successor), the period from January 1, 2023 through August 11, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor)

- Consolidated Statements of Cash Flows for the Consolidated Statements of Cash Flows for the year ended December 31, 2024 (Successor), the period from August 12, 2023 through December 31, 2023 (Successor), the period from January 1, 2023 through August 11, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor)

- Notes to Consolidated Financial Statements

2. Financial statement schedules

All schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. Exhibits

2.1	Order Confirming Debtors' Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Diebold Holding Company, LLC and its Debtor Affiliates as revised July 7, 2023 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on July 14, 2023)
2.2	Debtors' Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Diebold Holding Company, LLC and its Debtor Affiliates as revised July 7, 2023 (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed with the SEC on July 14, 2023)
3.1	Certificate of Incorporation of Diebold Nixdorf, Incorporated (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form 8-A filed with the SEC on August 11, 2023)
3.2	Amended and Restated Bylaws of Diebold Nixdorf, Incorporated (incorporated by reference to Exhibit 3.2 to the Company's registration statement on Form 8-A filed with the SEC on August 11, 2023)
4.1	Description of Securities of Diebold Nixdorf, Inc.
4.2	Indenture, dated as of December 18, 2024, among Diebold Nixdorf, Incorporated, as issuer, the subsidiaries of Diebold Nixdorf, Incorporated named therein as guarantors, and Regions Bank, as trustee and notes collateral agent, relating to Diebold Nixdorf, Incorporated's 7.750% Senior Secured Notes due 2030 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 19, 2024).
4.3	Form of 7.750% Senior Secured Notes due 2030 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 19, 2024).
10.1*	Form of Employee Agreement Effective prior to August 1, 2024
10.2*	401(k) Restoration Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.5(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
10.3*	401(k) Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.5(vi) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
10.4*	Amendment to 401(k) Restoration Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.2(vii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2018)
10.5*	Deferred Compensation Plan No. 2 for Directors of Diebold, Incorporated (incorporated by reference to Exhibit 10.7(iv) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
10.6*	First Amendment to Deferred Compensation Plan No. 2 for Directors of Diebold, Incorporated (incorporated by referenced to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quartered ended June 20, 2015)
10.7*	Senior Leadership Severance Plan, Amended and Restated Effective November 7, 2018 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018)

10.8*	Domination and Profit and Loss Transfer Agreement, dated September 26, 2016, by and among Diebold Holding Germany Inc. & Co. KGaA and Wincor Nixdorf AG (English translation) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 29, 2016)
10.9*	Diebold Nixdorf, Incorporated 2017 Equity and Performance Incentive Plan, as amended May 6, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 11, 2022)
10.10*	Offer Letter, dated February 9, 2022, by and between Diebold Nixdorf, Incorporated and Octavio Marquez (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 10, 2022)
10.11*	Offer Letter, dated July 17, 2022, between Diebold Nixdorf, Incorporate and Joe Myers (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022)
10.12*	Offer Letter, dated February 7, 2023, by and between Diebold Nixdorf, Incorporated and James Barna (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 9, 2023)
10.13*	Form of Deferred Cash Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 3, 2023)
10.14*	Form of Performance Cash Award Agreement by and between Diebold Nixdorf, Incorporated and Participants (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)
10.15*	Retention Agreement Letter by and between Diebold Nixdorf, Incorporate and James Barna (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)
10.16*	Separation Agreement and Release, dated July 24, 2024, by and between Diebold Nixdorf, Incorporated and James Barna
10.17*	Release Agreement, dated December 31, 2024, by and between Diebold Nixdorf, Incorporated and James Barna
10.18†	Credit Agreement, dated as of December 31, 2024, by and among Diebold Nixdorf, Incorporated, as borrower, the financial institutions party thereto, as lenders, and Goldman Sachs Bank USA, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2024)
10.19	Registration Rights Agreement, dated as of August 11, 2023, among Diebold Nixdorf, Incorporated and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023)
10.20*	Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023)
10.21*	First Amendment to the Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 the Company's Current Report on Form 8-K filed with the SEC on November 29, 2023)
10.22*	Offer Letter, dated April 17, 2024, by and between Diebold Nixdorf, Incorporated and Thomas S. Timko (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 25, 2024)
10.23*	Executive Severance Plan, Effective August 1, 2024
10.24*	Form of Employee Agreement Effective August 1, 2024
10.25*	Form of Non-Qualified Stock Option Agreement (Non-Employee Directors) under Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan (Emergence)
10.26*	Form of Restricted Stock Units Agreement (Non-Employee Directors) under Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan (Emergence)
10.27*	Form of 2024 Restricted Stock Unit Agreement (Non-Employee Directors) under Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan
10.28*	Form of 2024 Restricted Stock Unit Agreement (Executives) under Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan
10.29*	Form of Restricted Stock Unit Agreement (Executives) under Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan (Emergence)
10.30*	Form of Non-Qualified Stock Option Agreement (Executives) under Diebold Nixdorf, Incorporated 2023 Equity and Incentive Plan (Emergence)
10.31*	Employment Agreement, dated February 7, 2023, between Diebold Nixdorf (UK) Limited and Ilhami Cantadurucu
19.1	Insider Trading Policies and Procedures
21.1	Subsidiaries of the Registrant as of December 31, 2024
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

32.2**	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15(b) of this annual report on Form 10-K.

**   Furnished herewith

†   Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of all omitted schedules and similar attachments to the SEC upon its request.

ITEM 16: FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIEBOLD NIXDORF, INCORPORATED

Date: February 25, 2025

By: */s/ Octavio Marquez*
    Octavio Marquez
    President and Chief Executive Officer, Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Octavio Marquez Octavio Marquez	President and Chief Executive Officer, Director (Principal Executive Officer)	February 25, 2025
/s/ Thomas S. Timko Thomas S. Timko	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 25, 2025
* Arthur F. Anton	Director	February 25, 2025
* Marjorie L. Bowen	Director	February 25, 2025
* Patrick J. Byrne	Chairman of the Board of Directors	February 25, 2025
* Matthew J. Espe	Director	February 25, 2025
* Mark Gross	Director	February 25, 2025
* Maura A. Markus	Director	February 25, 2025
* David H. Naemura	Director	February 25, 2025
* Dr. Colin J. Parris	Director	February 25, 2025
* Emanuel R. Pearlman	Director	February 25, 2025

* The undersigned, by signing her name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named officers and directors of the Registrant and filed with the Securities and Exchange Commission on behalf of such officers and directors.

Date: February 25, 2025

*By: */s/ Elizabeth C. Radigan*
    Elizabeth C. Radigan
    Attorney-in-Fact

(THIS PAGE INTENTIONALLY LEFT BLANK)

EXHIBIT 21.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following are the subsidiaries of the Registrant included in the Registrant's consolidated financial statements at December 31, 2024. Other subsidiaries are not listed because such subsidiaries are inactive. Subsidiaries are listed alphabetically under either the domestic or international categories.

Domestic	Jurisdiction under which organized	Percent of voting securities owned by Registrant
Diebold Global Finance, LLC	Delaware	100%
Diebold Griffin Technology, LLC	New York	100%
Diebold Holding Company, LLC	Delaware	100%
Diebold Latin America Holding Company, LLC	Delaware	100%
Diebold Mexico Holding Company, LLC	Delaware	100%(1)
Diebold Nixdorf Technology Finance, LLC	Delaware	100%
Diebold Self-Service Systems	New York	100%(2)
Diebold Software Solutions, LLC	Delaware	100%
Diebold SST Holding Company, LLC	Delaware	100%
VDM Holding Company, Inc.	Delaware	100%

International	Jurisdiction under which organized	Percent of voting securities owned by Registrant
Aisino Wincor Manufacturing (Shanghai) Co. Ltd.	China	49%(15)
Aisino-Wincor Retail & Banking Systems (Shanghai) Co. Ltd.	China	49%(42)
CI Tech Sensors AG	Switzerland	100%(4)
C.R. Panama, Inc.	Panama	100%(10)
Cable Print B.V.	Belgium	100%(35)
D&G ATMS y Seguridad de Costa Rica Ltda.	Costa Rica	51%(31)
D&G Centroamerica, S. de R.L.	Panama	51%(27)
D&G Centroamerica y GBM de Nicaragua y Compañia Ltda.	Nicaragua	51%(28)
D&G Dominicana S.R.L.	Dominican Republic	51%(30)
D&G de Honduras S. de R.L.	Honduras	51%(29)
D&G Panama S. de R.L.	Panama	51%(32)
DB & GB ATMs Seguridad de Guatemala, Limitada	Guatemala	51%(28)
DB & GB de El Salvador Limitada	El Salvador	51%(28)
DCHC, S.A.	Panama	100%(10)
Diebold Africa (Pty) Ltd.	South Africa	100%(17)
Diebold Africa Investment Holdings (Pty) Ltd.	South Africa	100%(14)
Diebold Argentina, S.A.	Argentina	100%(46)
Diebold Brasil LTDA	Brazil	100%(26)
Diebold Brasil Servicos de Tecnologia e Participacoes Ltda	Brazil	100%(22)
Diebold Canada Holding Company Inc.	Canada	100%
Diebold Ecuador, S.A.	Ecuador	100%(18)
Diebold Financial Equipment Company, Ltd.	China	48.1%(24)
Diebold Nixdorf AB	Sweden	100%(4)
Diebold Nixdorf AG	Switzerland	100%(5)
Diebold Nixdorf A/S	Denmark	100%(4)
Diebold Nixdorf AS	Norway	100%(4)
Diebold Nixdorf Australia Pty. Ltd.	Australia	100%(1)
Diebold Nixdorf BPO Sp. z.o.o.	Poland	100%(4)
Diebold Nixdorf Business Administration Center GmbH	Germany	100%(4)
Diebold Nixdorf B.V.	Netherlands	100%(4)
Diebold Nixdorf B.V.	Belgium	100%(16)
Diebold Nixdorf, C.A.	Venezuela	100%(4)
Diebold Nixdorf Canada Limited	Canada	100%(1)
Diebold Nixdorf Chile Limitada	Chile	100%(20)

Diebold Nixdorf Colombia, S.A.S.	Colombia	100%(13)
Diebold Nixdorf de Mexico S.A. de C.V.	Mexico	100%(41)
Diebold Nixdorf Deutschland GmbH	Germany	100%(4)
Diebold Nixdorf Dutch Holding B.V.	Netherlands	100%(45)
Diebold Nixdorf EURL	Algeria	100%(4)
Diebold Nixdorf Finance Germany GmbH	Germany	100%(4)
Diebold Nixdorf Global Holding BV	Netherlands	100%
Diebold Nixdorf Global Logistics GmbH	Germany	100%(19)
Diebold Nixdorf Global Solutions B.V.	Netherlands	100%(38)
Diebold Nixdorf GmbH	Austria	100%(1)
Diebold Nixdorf Holding Germany GmbH	Germany	100%(44)
Diebold Nixdorf (Hong Kong) Ltd.	Hong Kong	100%(4)
Diebold Nixdorf India Private Limited	India	100%(8)
Diebold Nixdorf Information Systems S.A.	Greece	100%(4)
Diebold Nixdorf Information Systems (Shanghai) Co. Ltd.	China	100%(4)
Diebold Nixdorf (Ireland) Ltd.	Ireland	100%(4)
Diebold Nixdorf Kft.	Hungary	100%(4)
Diebold Nixdorf Limited	Nigeria	100%(4)
Diebold Nixdorf LLC	Russia	100%(3)
Diebold Nixdorf Logistics GmbH	Germany	100%(48)
Diebold Nixdorf Manufacturing Pte. Ltd.	Singapore	100%(36)
Diebold Nixdorf Middle East FZ-LLC	United Arab Emirates	100%(4)
Diebold Nixdorf Myanmar Limited	Myanmar	100%(7)
Diebold Nixdorf Operations GmbH	Germany	100%(4)
Diebold Nixdorf Oy	Finland	100%(4)
Diebold Nixdorf Peru S.r.l	Peru	100%(33)
Diebold Nixdorf Philippines, Inc.	Philippines	100%
Diebold Nixdorf Portugal Unipessoal, Lda.	Portugal	100%(1)
Diebold Nixdorf Real Estate GmbH & Co. KG	Germany	100%(40)
Diebold Nixdorf Retail Solutions s.r.o.	Czech Republic	100%(34)
Diebold Nixdorf S.A.	Morocco	100%(4)
Diebold Nixdorf S.A.S.	France	100%(4)
Diebold Nixdorf Sdn. Bhd.	Malaysia	100%(4)
Diebold Nixdorf Security GmbH	Germany	100%(4)
Diebold Nixdorf Singapore Pte. Ltd.	Singapore	100%(4)
Diebold Nixdorf S.L.	Spain	100%(4)
Diebold Nixdorf Software C.V.	Netherlands	100%(9)
Diebold Nixdorf Software Partner B.V.	Netherlands	100%(4)
Diebold Nixdorf South Africa (Pty) Ltd.	South Africa	74.9%(25)
Diebold Nixdorf Sp. z.o.o.	Poland	100%(4)
Diebold Nixdorf S.r.l.	Italy	100%(4)
Diebold Nixdorf Srl	Romania	100%(39)
Diebold Nixdorf s.r.o.	Czech Republic	100%(4)
DIEBOLD NIXDORF s.r.o.	Slovakia	100%(4)
Diebold Nixdorf Solutions Sole Proprietorship LLC	United Arab Emirates	49%(47)
Diebold Nixdorf Systems GmbH	Germany	100%(4)
Diebold Nixdorf Taiwan Ltd.	Taiwan	100%(4)
Diebold Nixdorf Technologies LLC	UAE	49% (37)
Diebold Nixdorf Teknoloji A.S.	Turkey	100%(4)
Diebold Nixdorf (Thailand) Company Limited	Thailand	100%
Diebold Nixdorf (UK) Limited	United Kingdom	100%(4)
Diebold Nixdorf Vermögensverwaltungs GmbH	Germany	100%(4)
Diebold Nixdorf Vietnam Company Limited	Vietnam	100%
Diebold Pacific, Limited	Hong Kong	100%
Diebold Panama, Inc.	Panama	100%(10)

Diebold Paraguay S.A.	Paraguay	100%(43)
Diebold Self-Service Solutions S.ar.l	Switzerland	100%(14)
Diebold Switzerland Holding Company, Sárl	Switzerland	100%(1)
Diebold Uruguay S.A.	Uruguay	100%(10)
Inspur Financial Information Technology Co., Ltd.	China	48.1%(6)
IP Management GmbH	Germany	100%(4)
J.J.F. Panama, Inc.	Panama	100%(10)
LLC Diebold Nixdorf	Ukraine	100%(4)
Procomp Amazonia Industria Eletronica Ltda.	Brazil	100%(11)
Procomp Industria Eletronica LTDA	Brazil	100%(23)
Pt. Diebold Nixdorf Indonesia	Indonesia	100%(12)
Wincor Nixdorf Facility GmbH	Germany	100%(4)
WINCOR NIXDORF International GmbH	Germany	100%(3)
WN IT Support S.A. de C.V.	Mexico	100%(21)

(1) 100 percent of voting securities are owned by Diebold Nixdorf Global Holding, BV, which is 100 percent owned by Registrant.

(2) 70 percent partnership interest is owned by Diebold Holding Company, LLC, which is 100 percent owned by Registrant, while the remaining 30 percent partnership interest is owned by Diebold SST Holding Company, LLC, which is 100 percent owned by Registrant.

(3) 100 percent of voting securities are owned by Diebold Nixdorf Holding Germany GmbH, (refer to 44 for ownership).

(4) 100 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership).

(5) 100 percent of voting securities are owned by Diebold Self-Service Solutions S.ar.l (refer to 14 for ownership).

(6) 48.1 percent of voting securities are owned by Diebold Switzerland Holding Company, Sárl (refer to 1 for ownership).

(7) 99.99 percent of voting securities are owned by VDM Holding Company, Inc., which is 100 percent owned by Registrant, while the remaining .01 percent of voting securities is owned by Diebold Pacific, Limited, which is 100 percent owned by Registrant.

(8) 62.42 percent of voting securities are owned by Registrant; 19.03 percent of voting securities are owned by Diebold Self-Service Solutions S.ar.l (refer to 14 for ownership); 6.82 percent of voting securities are owned by Diebold Switzerland Holding Company, Sárl (refer to 1 for ownership); 11.72 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership); and the remaining .01 percent of voting securities is owned by Diebold Holding Company, LLC, which is 100 percent owned by Registrant.

(9) 60 percent of voting securities are owned by Diebold Nixdorf Global Holding, BV, which is 100 percent owned by Registrant; 39.96 percent of voting securities are owned by IP Management GmbH (refer to 4 for ownership); and the remaining .04 percent of voting securities is owned by Diebold Nixdorf Software Partner B.V. (refer to 4 for ownership).

(10) 100 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(11) 99.99 percent of voting securities are owned by Diebold Brasil LTDA (refer to 26 for ownership), while the remaining .01 percent is owned by Registrant.

(12) 87.33 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership), while the remaining 12.52 percent of voting securities are owned by Diebold Nixdorf Global Holding, BV, which is 100 percent owned by Registrant.

(13) 21.4 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant; 16.8 percent of voting securities are owned by Diebold Panama, Inc. (refer to 10 for ownership); 16.8 percent of voting securities are owned by DCHC, S.A. (refer to 10 for ownership); 13.5 percent of voting securities are owned by J.J.F. Panama, Inc. (refer to 10 for ownership); and the remaining 31.5 percent of voting securities are owned by C.R. Panama, Inc. (refer to 10 for ownership).

(14) 100 percent of voting securities are owned by Diebold Switzerland Holding Company, Sárl (refer to 1 for ownership).

(15) 100 percent of voting securities are owned by Aisino-Wincor Retail & Banking Systems (Shanghai) Co. Ltd. (refer to 42 for ownership).

(16) 90 percent of voting securities are owned by Diebold Self-Service Solutions S.ar.l (refer to 14 for ownership), while the remaining 10 percent of voting securities are owned by Diebold Nixdorf AG (refer to 5 for ownership).

(17) 100 percent of voting securities are owned by Diebold Africa Investment Holdings (Pty) Ltd. (refer to 14 for ownership).

(18) 99.99 percent of voting securities are owned by Diebold Nixdorf Colombia, S.A.S. (refer to 13 for ownership), while the remaining 0.01 percent of voting securities is owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(19) 100 percent of voting securities are owned by Diebold Nixdorf Logistics GmbH (refer to 4 for ownership).

(20) 99.88 percent of voting securities are owned by Registrant, while the remaining .12 percent of voting securities is owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(21) 100 percent of voting securities are owned by Diebold Nixdorf, C.A. (refer to 4 for ownership).

(22) 99.99 percent of voting securities are owned by Diebold Canada Holding Company Inc., which is 100 percent owned by Registrant, while the remaining .01 percent of voting securities is owned by Procomp Amazonia Industria Eletronica Ltda. (refer to 11 for ownership).

(23) 99.99 percent of voting securities are owned by Diebold Brasil Servicos de Tecnologia e Participacoes Ltda. (refer to 22 for ownership), while the remaining .01 percent of voting securities is owned by Registrant.

(24) 100 percent of voting securities are owned by Inspur Financial Information Technology Co., Ltd. (refer to 6 for ownership).

(25) 74.9 percent of voting securities are owned by Diebold Africa Investment Holdings (Pty) Ltd. (refer to 14 for ownership).

(26) 99.99 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant, while the remaining .01 percent of voting securities is owned by Registrant.

(27) 51 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(28) 99 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 27 for ownership).

(29) 99.97 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 27 for ownership), while the remaining .03 percent of voting securities is owned by D&G ATMs y Seguridad de Costa Rica Ltda. (refer to 31 for ownership).

(30) 99.99 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 27 for ownership), while the remaining .01 percent of voting securities is owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(31) 100 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 27 for ownership).

(32) 99.99 percent of voting securities are owned by D&G Centroamerica, S. de R.L. (refer to 27 for ownership).

(33) 99.86 percent of voting securities are owned by Registrant, while the remaining .14 percent of voting securities is owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(34) 100 percent of voting securities are owned by IP Management GmbH (refer to 4 for ownership).

(35) 74.986 percent of voting securities are owned by Registrant; 25.004 percent of voting securities are owned by Diebold Nixdorf B.V. (refer to 16 for ownership); while the remaining .01 percent of voting securities is owned by Diebold Holding Company, LLC, which is 100 percent owned by Registrant.

(36) 100 percent of voting securities are owned by Diebold Nixdorf Singapore Pte. Ltd (refer to 4 for ownership).

(37) 49 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership).

(38) 100 percent of voting securities are owned by Diebold Nixdorf Software C.V. (refer to 9 for ownership).

(39) 99.99 percent of voting securities are owned by Diebold Self-Service Solutions S.ar.l (refer to 14 for ownership), while the remaining .01 percent of voting securities is owned by Diebold Switzerland Holding Company, Sárl (refer to 1 for ownership).

(40) 100 percent of voting securities are owned by Wincor Nixdorf Facility GmbH (refer to 4 for ownership).

(41) 84.99 percent of voting securities are owned by Diebold Mexico Holding Company, LLC (refer to 1 for ownership); 15 percent of voting securities are owned by WINCOR NIXDORF International (refer to 3 for ownership); <.001 percent of voting securities is owned by Diebold Nixdorf, C.A. (refer to 4 for ownership); while the remaining <.001 percent of voting securities is owned by Registrant.

(42) 49 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership).

(43) 99 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant, while the remaining 1 percent is owned by Registrant.

(44) 57.798 percent of voting securities are owned by Registrant, while the remaining 42.202 percent of voting securities are owned by Diebold Nixdorf Dutch Holding B.V. (refer to 45 for ownership)

(45) 100 percent of voting securities are owned by Diebold Nixdorf US Holding, LLC, which is 100 percent owned by Registrant.

(46) 95.35 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant, while the remaining 4.65 percent of voting securities are owned by Registrant.

(47) 100 percent of voting securities are owned by Diebold Nixdorf Technologies LLC (refer to 37 for ownership).

(48) 94.99 percent of voting securities are owned by WINCOR NIXDORF International GmbH (refer to 3 for ownership), while the remaining 5.01 percent of voting securities is owned by Diebold Nixdorf Holding Germany GmbH (refer to 44 for ownership).

EXHIBIT 24.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, That the undersigned directors of Diebold Nixdorf, Incorporated, a corporation organized and existing under the laws of the State of Delaware, do for themselves and not for another, constitute and appoint Elizabeth C. Radigan, a true and lawful attorney-in-fact in her name, place and stead, to sign their names to the report on Form 10-K for the year ended December 31, 2024, or to any and all amendments to such reports, and to cause the same to be filed with the Securities and Exchange Commission; it being intended to give and grant unto said attorney-in-fact full power and authority to do and perform any act and thing necessary and proper to be done in the premises as fully and to all intents and purposes as the undersigned by themselves could do if personally present. The undersigned directors ratify and confirm all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

The undersigned have hereunto set their hands as of the date set opposite their signature.

Signature	Date
/s/ Arthur F. Anton	February 25, 2025
Arthur F. Anton	
/s/ Marjorie L. Bowen	February 25, 2025
Marjorie L. Bowen	
/s/ Patrick J. Byrne	February 25, 2025
Patrick J. Byrne	
/s/ Matthew J. Espe	February 25, 2025
Matthew J. Espe	
/s/ Mark Gross	February 25, 2025
Mark Gross	
/s/ Maura A. Markus	February 25, 2025
Maura A. Markus	
/s/ David H. Naemura	February 25, 2025
David H. Naemura	
/s/ Dr. Colin J. Parris	February 25, 2025
Dr. Colin J. Parris	
/s/ Emanuel R. Pearlman	February 25, 2025
Emanuel R. Pearlman	

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Directors

Patrick J. Byrne [1]
Non-executive Chair of the Board;
Independent Director;
Retired Senior Vice President,
Operational Transformation,
General Electric Co.
Boston, Mass.
(Industrial Technology)
Director since 2023

Arthur F. Anton [2,3]
Independent Director;
Retired Chairman and
Chief Executive Officer,
Swagelok Company
Solon, Ohio
(Fluid Systems Technology)
Director since 2019

Marjorie L. Bowen [2]
Independent Director;
Former Managing Director,
Houlihan Lokey
Los Angeles, Calif.
(Investment Banking)
Director since 2023

Matthew J. Espe [1,3]
Independent Director;
Former Chief Executive Officer,
Armstrong World Industries, Inc.
Lancaster, Pa.
(Construction Materials)
Director since 2023

Mark Gross [2,3]
Independent Director;
Former Executive Chairman,
Southeastern Grocers
Jacksonville, Fla.
(Retail, Grocery)
Director since 2023

Maura A. Markus [1,2]
Independent Director;
Former President and
Chief Operating Officer
Bank of the West
San Francisco, Calif.
(Banking and financial services)
Director since 2024

Octavio Marquez
President and Chief Executive Officer,
Diebold Nixdorf, Incorporated
North Canton, Ohio
Director since 2022

David H. Naemura [1,2]
Independent Director;
Chief Financial Officer and Chief
Operating Officer,
Neogen Corporation
Lansing, Mich.
(Food Safety, Genomics)
Director since 2023

Dr. Collin J. Parris [2,3]
Independent Director;
Former Senior VP and Chief
Technology Officer,
GE Digital
San Ramon, Calif.
(Software Development)
Director since 2024

Emanuel R. (Manny) Pearlman [1]
Independent Director;
Chairman and Chief Executive Officer,
Liberation Investment Group
Northbrook, Ill.
(Investment management and
consulting)
Director since 2023

1 Member of the People and
   Compensation Committee
2 Member of the Audit Committee
3 Member of the Nomination and
   Governance Committee

Officers

Octavio Marquez
President and Chief Executive Officer

Thomas S. Timko
Executive Vice President,
Chief Financial Officer

Frank Baur
Executive Vice President,
Operational Excellence

Ilhami Cantadurucu
Executive Vice President,
Global Retail

Kathleen Creech
Executive Vice President,
Chief People Officer

Jonathan (Joe) Myers
Executive Vice President,
Global Banking

Elizabeth (Lisa) Radigan
Executive Vice President,
Chief Legal Officer and Corporate
Secretary

Stockholder Information

CORPORATE OFFICES

Diebold Nixdorf, Incorporated
350 Orchard Ave. NE
P.O. Box 3077
North Canton, OH, USA 44720-2556
+1 330-490-4000

www.DieboldNixdorf.com

STOCK EXCHANGE

The company's shares of common stock are listed under the symbol DBD on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

EQ Shareholder Services
+1 800-937-5449 or +1 718-921-8124

Website: HelpAST@equiniti.com

General Correspondence:
P.O. Box 500
Newark, NJ 07101

PUBLICATIONS

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available, free of charge, on or through the website, www.dieboldnixdorf.com, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Additionally, these reports will be furnished free of charge to stockholders upon written request to Diebold Nixdorf Corporate Communications or Investor Relations at the corporate address.

INFORMATION SOURCES

Communications concerning stock transfer, lost certificates or dividends should be directed to the transfer agent. Investors, financial analysts and media may contact the following at the corporate address:

Christopher Sikora
Investor Relations
+1 330-490-4242
Email: christopher.sikora@dieboldnixdorf.com

Michael Jacobsen, APR
Sr. Director, Corporate Communications
+1 330-490-4498
Email: michael.jacobsen@dieboldnixdorf.com

ANNUAL MEETING OF STOCKHOLDERS

The 2025 Annual Meeting of Stockholders will be held on Wednesday, April 30, 2025, at 8:00 a.m. EDT. We are pleased to utilize a virtual format for our 2025 Annual Meeting of Stockholders in order to provide a consistent experience to all stockholders, regardless of location. You will be able to attend and vote at the 2025 Annual Meeting of Stockholders via live webcast by registering in advance at www.virtualshareholdermeeting.com/DBD2025.



350 Orchard Ave NE
North Canton, OH 44720
USA